                                                      Rule 424(b)(2)
                                                      Registration No. 333-44369

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 6, 1998)
MARCH 12, 1998


                                   $100,000,000
                               EMCOR GROUP, INC.
                 5 3/4% CONVERTIBLE SUBORDINATED NOTES DUE 2005


     The 5 3/4% Convertible Subordinated Notes due 2005 of EMCOR Group, Inc. will be convertible at the option of the Holder into the Common Stock, par value $0.01 per share, of the Company at any time before redemption, repurchase or maturity, at a conversion price of $27.34 per share (equal to a conversion rate of 36.5764 shares per $1,000 principal amount of Notes), subject to adjustment under certain circumstances. The Common Stock is quoted on the Nasdaq National Market under the symbol 'EMCG.' On March 12, 1998, the reported last sale price of a share of Common Stock was $22 per share. See 'Price Range of Common Stock and Dividend Policy.' Interest on the Notes is payable semi-annually on April 1 and October 1 of each year commencing on October 1, 1998.

     The Notes are unsecured general obligations of the Company and are subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company and will be structurally subordinated to all liabilities (including trade payables) of the Company's subsidiaries. At December 31, 1997, as adjusted to give effect to the Notes Offering and the Common Stock Offering and the application of the net proceeds therefrom, the Company would have had $3.1 million of Senior Indebtedness. See 'Description of Notes-- Subordination.' The Notes will mature on April 1, 2005, and may be redeemed, at the option of the Company, in whole or in part, at any time on or after April 4, 2001 at the redemption prices set forth herein together with accrued interest thereon. See 'Description of Notes--Redemption at the Company's Option.' Each Holder of Notes will have the right to cause the Company to repurchase all of such Holder's Notes in certain circumstances involving a Change in Control (as defined herein) at 100% of their principal amount, subject to certain adjustments described herein, together with accrued interest thereon. See 'Description of Notes--Repurchase of Notes at the Option of the Holder Upon a Change of Control.'

     Application has been made to qualify the Notes for quotation on the Nasdaq Stock Market under the Symbol 'EMCGG.'

     Concurrently with this Notes Offering, the Company is offering pursuant to a separate Prospectus Supplement 1,100,000 shares of Common Stock. Consummation of the Notes Offering is not a condition to consummation of the Common Stock Offering, and consummation of the Common Stock Offering is not a condition to consummation of the Notes Offering.

     SEE 'RISK FACTORS' BEGINNING ON PAGE 4 IN THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN

INVESTMENT IN THE NOTES.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR THE ADEQUACY OF THIS PROSPECTUS
        SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                   PRICE              UNDERWRITING            PROCEEDS
                                                   TO THE            DISCOUNTS AND             TO THE
                                                   PUBLIC            COMMISSIONS(1)          COMPANY(2)
                                                   -------           --------------          ----------
Per Note..................................          100%                   3%                   97%
Total(3)..................................      $100,000,000           $3,000,000           $97,000,000

(1) The Company has agreed to indemnify the Underwriter against certain liabilities under the Securities Act of 1933, as amended.

(2) Before deducting estimated expenses of $400,000 payable by the Company.

(3) The Company has granted the Underwriter a 30-day option to purchase up to an additional $15,000,000 aggregate principal amount of Notes, solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriter will offer the additional amount of Notes at the Price to the Public shown above. If the option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company will be $115,000,000, $3,450,000 and $111,550,000, respectively. See
    'Underwriting.'

     The Notes are offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by it, and subject to the right of the Underwriter to reject any order in whole or in part. It is expected that delivery of the Notes will be made through the facilities of the Depository Trust Company against payment thereafter in immediately available funds in New York, New York, on or about March 18, 1998.

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, THE COMMON STOCK, OR BOTH. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE THE NOTES, THE COMMON STOCK, OR BOTH, IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE 'UNDERWRITING.'

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE NOTES ON NASDAQ IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE 'UNDERWRITING.'

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and financial statements (including the notes thereto) appearing elsewhere, or incorporated by reference, in this Prospectus Supplement and the accompanying Prospectus. As used in this Prospectus Supplement and the accompanying Prospectus, except as the context otherwise requires, the 'Company' or 'EMCOR' means EMCOR Group, Inc., a Delaware corporation, the Common Stock, par value $0.01 per share ('Common Stock'), of which is traded on the Nasdaq National Market under the symbol 'EMCG.'

     Unless otherwise indicated, the information in this Prospectus Supplement assumes no exercise of the Underwriter's option to purchase an additional $15,000,000 aggregate principal amount of the Notes, to cover over-allotments, if any.

                                  THE COMPANY

     EMCOR is the largest mechanical and electrical construction and facilities services firm in the United States and Canada and one of the largest in the United Kingdom and the world with 1997 revenues totaling more than $1.95 billion. EMCOR provides services to a broad range of commercial, industrial and institutional customers through approximately 45 principal operating units throughout the United States, Canada and the United Kingdom and through joint ventures in the United Arab Emirates, Saudi Arabia, South Africa, Hong Kong and Macau.

     The Company specializes in the design, integration, installation, start-up, testing, operation and maintenance of:

     o distribution systems for electrical power;

     o lighting systems;

     o low-voltage systems (e.g. fire alarm and communications systems);

     o heating, ventilation, air conditioning and refrigeration systems; and

     o plumbing, process and high-purity piping systems.

     The Company also provides services required to maintain the physical environments and supporting systems of customer facilities ('facilities services'). Facilities services include the installation and upgrading of equipment, the operation and maintenance of mechanical and electrical systems, as well as building maintenance and related support services. EMCOR's mechanical and electrical construction services business often leads to opportunities for the Company to provide facilities services.

     The Company provides mechanical and electrical construction services and facilities services directly to corporations, municipalities and other governmental entities, owners/developers and tenants of buildings and, indirectly, by acting as a subcontractor to construction managers, general contractors, systems suppliers and other subcontractors. Worldwide, the Company employs approximately 14,000 people.

     The Company's revenues are diversified both geographically and by customer industry. Of EMCOR's 1997 revenues, approximately 67% was generated in the United States and approximately 33% was generated internationally, while approximately 85% of revenues was derived from mechanical and electrical construction services and approximately 15% from facilities services. For the period 1995 through 1997, revenue and EBITDA grew at compound annual growth rates of 11% and 55%, respectively.

     EMCOR, a Delaware corporation, was formed in 1987 to continue the business of its predecessor, a New York corporation with the name JWP INC. EMCOR's executive offices are located at 101 Merritt Seven Corporate Park, Norwalk, Connecticut 06851, and its telephone number at those offices is (203) 849-7800.

INDUSTRY OVERVIEW

     MECHANICAL AND ELECTRICAL CONSTRUCTION

     The Company believes that the mechanical and electrical construction services business is highly fragmented, consisting of hundreds of small companies across the United States and around the world. This industry characteristic provides EMCOR with a significant competitive advantage due to the Company's financial strength. The mechanical and electrical construction services industry has realized a higher growth rate than the overall construction industry due in large part to the increased content and complexity of mechanical and electrical systems in all types of projects. This increased content and complexity is, in part, a result of the expanded use of computers and more technologically advanced voice and data communications, lighting and environmental control systems in all types of facilities. Consequently, these facilities consume more electricity per square foot than in the past and thus need more complex electrical distribution systems and power and low voltage cabling. Moreover, the need for greater environmental controls within a building, such as the heightened need for climate control to maintain extensive computer systems at optimal temperatures, and the growing demand for environmental control in individual spaces, have expanded opportunities for the mechanical and electrical construction services business.

     Mechanical and electrical construction services generally fall into one of three categories: (i) large installation projects with contracts often in the multi-million dollar range which are performed in connection with construction of industrial and commercial buildings and institutional and public works facilities or with the fit-out of large blocks of space within commercial buildings; (ii) smaller installation projects typically involving fit-out, renovation and retrofit work; and (iii) testing and service of completed facilities.

  FACILITIES SERVICES


     The Company's facilities services business principally involves analysis, testing, operation, maintenance and service of mechanical and electrical systems, as well as building maintenance and related support services. Demand for facilities services has expanded as a result of the increasing technical complexity of mechanical and electrical systems, systems upgrades and the increasing dependence of customers' operations on the reliability of such systems. In addition, trends toward outsourcing and privatization in the private and public sectors, respectively, have increased demand for facilities services.

COMPETITIVE STRENGTHS

     The Company's overall size and breadth of operations are unique in the industry. As a result there is no single entity which competes with the Company in all or even a majority of its markets. The Company believes it has the following competitive strengths which differentiate it from its competitors in its various markets:

     o Leading Position in Target Markets. The Company's leading position in many of its markets establishes it as a preferred provider for mechanical and electrical construction services, particularly on larger and more complex projects.

     o Wide Network of Subsidiaries. The Company's wide network of subsidiaries allows it to leverage technical expertise and client relationships to offer its services to a broad range of customers in many major markets.

     o Financial Strength and Stability. Its financial strength and stability permit the Company to undertake larger and more complex projects, especially those requiring commitments of large amounts of working capital and bonding capacity.

     o Technical Expertise and Depth of Resources. The Company's size, geographic diversity, work in specialized markets and experience with complex projects have allowed it to develop personnel with a wide breadth of experience and critical technical skills.

     o Diverse Revenue Base. The Company's geographic scope, complementary business lines, and the broad range of its customers' industries provide a hedge to construction cycles.

     o Consistent Service and Single Point of Contact. The Company provides national and international customers a single point of contact and reliable service from many locations.

     o Operating Flexibility and Enduring Regional Presence. The Company's operating flexibility and lasting regional presence allow it to seize opportunities as they arise in local markets and to reduce operations in markets experiencing economic downturns.

     o Operations Reporting System. The Company has developed and implemented an operations reporting system in order to monitor the performance of each major project to compare actual performance with expectations, trends and company-wide performance on similar projects.

     o Broad Range of Services. Its broad range of services allows the Company to hedge against economic fluctuations in the construction market and to leverage its mechanical and electrical construction services operations to generate facilities services contracts.

BUSINESS STRATEGY

     The Company's business strategy is to enhance its position as a leading mechanical and electrical construction services firm and to expand its facilities services operations in order to increase revenues and profitability. It expects to achieve these goals by continuing to improve operations, to expand its business and markets through internal growth, acquisitions and strategic alliances, and to capitalize on long-term global trends in outsourcing and privatization.

     The following are the key elements of the Company's operating strategy:

     o Exploit industry trends such as globalization, privatization, outsourcing and deregulation.

     o Operate on a decentralized basis to take advantage of local opportunities and maintain good relations with employees and organized labor.

     o Optimize operating efficiencies through the centralized provision of financial resources and administration of company-wide services.

     o Maintain strong local presence by committing to local markets and maintaining appropriately-sized operations during cyclical downturns.

     o Maintain excellent labor relations through employee recruitment and training, open dialogue with unions and a long-term commitment to remain in its markets and provide a consistent source of employment to union members.

     o Promote awareness of the EMCOR name as a national and international enterprise providing integrated operations and consistent, high-quality services while maintaining local identities to capitalize on name recognition at the local level.

GROWTH STRATEGY

     The key elements of the Company's growth strategy are to expand geographically and into new customer markets through selective acquisitions, joint ventures and strategic alliances and to enhance existing operations through internal growth and staff additions. Such expansion should further reduce the Company's exposure to periodic downturns in individual construction markets.

                              RECENT DEVELOPMENTS

     The Company, through its subsidiary EMCOR Facilities Services, Inc.

('EFS'), entered into an alliance on April 28, 1997 with DukeSolutions, Inc. ('DukeSolutions'), a subsidiary of Duke Energy Corp., the largest utility in the United States, in connection with a United States government contract valued by DukeSolutions at up to $150.0 million. The objective of this alliance is to improve the energy efficiency of federal facilities, such as military bases, courthouses and office complexes located in 46 states, the District of Columbia and Puerto Rico. EMCOR, through its established network of operations, will act as a preferred subcontractor to DukeSolutions to implement energy savings projects across the country.

     Through EFS, the Company also formed a strategic alliance on December 1, 1997 with PECO Energy Company ('PECO'), one of the largest utilities in the United States. The goal of this alliance is to provide energy management services to the more than 460 non-profit members of a consortium of the Massachusetts Health and Educational Facilities Authority ('HEFA'). Under the alliance, PECO plans to deliver competitively-priced electricity and related services to HEFA members, which spend more than $115.0 million on electricity annually. EMCOR, as a preferred provider for PECO, expects to provide energy audits, engineering analysis and construction, operations and maintenance services.

     In addition to these projects, EMCOR expects to be involved with the analysis, design, installation, operation and maintenance of energy conservation savings measures to be provided by these and other energy providers.

     In addition, on December 4, 1997, EMCOR acquired Newcomb Anderson Associates ('Newcomb'), a San Francisco-based energy consulting business, to expand its capacity to perform energy audits and to develop energy conservation measures at various facilities. This expanded ability will allow the Company to capitalize on opportunities arising from deregulation of the electric utility industry and from federal, state and local government initiatives aimed at reducing energy consumption. Newcomb has approximately 30 employees, is 14 years old and has operated principally on the West Coast. Its customers include electric utilities and government agencies.

                                  THE OFFERING

Securities Offered by the Company.........  $100,000,000 aggregate principal amount of 5 3/4% Convertible
                                            Subordinated Notes Due 2005 (the 'Notes'), plus up to an additional
                                            $15,000,000 aggregate principal amount issuable upon exercise of the
                                            Underwriter's over-allotment option.

Maturity..................................  April 1, 2005, unless earlier redeemed, repurchased or converted.

Interest Payment Dates....................  April 1 and October 1 commencing October 1, 1998.


Conversion Rights.........................  The Notes are convertible into shares of Common Stock at any time prior to the close of business on April 1, 2005 ('Stated Maturity'), unless previously redeemed or repurchased, at a conversion price of
                                            $27.34 per share, subject to adjustment under certain circumstances as described herein. Accordingly, each $1,000 principal amount of the
                                            Notes is convertible into 36.5764 shares of Common Stock, subject to adjustment. See 'Description of Notes--Conversion Rights.'

Optional Redemption.......................  The Notes are redeemable, in whole or in part, at the option of the
                                            Company at any time on or after April 4, 2001, upon notice to each
                                            Holder at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.
                                            See 'Description of Notes--Redemption at the Company's Option.'

Change of Control.........................  Upon a Change of Control, the Company will be required to offer to purchase the Notes at 100% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. See 'Description of Notes--Repurchase of Notes at the Option of the Holder Upon a
                                            Change of Control.'

Subordination.............................  The Notes will be unsecured general obligations of the Company, subordinated in right of payment to all existing and future Senior
                                            Indebtedness of the Company and will be structurally subordinated to all liabilities (including trade payables) of the Company's
                                            Subsidiaries. At December 31, 1997, as adjusted to give effect to the issuance and sale of the Notes and of the Common Stock and to the application of the estimated net proceeds therefrom, the Company would have had Senior Indebtedness of approximately $3.1 million and the Company's Subsidiaries would have had approximately $318.4 million of trade payables and accrued liabilities. The Indenture will not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or any of its Subsidiaries. See
                                            'Description of Notes-- Subordination.'

Common Stock Offering.....................  The Company is offering concurrently, pursuant to a separate
                                            Prospectus Supplement, 1,100,000 shares of Common Stock (1,265,000 shares if the underwriters' over-allotment option is exercised in full) (the 'Common Stock Offering'). Consummation of the Notes
                                            offering made hereby (the 'Notes Offering') is not a condition to consummation of the Common Stock Offering and consummation of the
                                            Common Stock Offering is not a condition to consummation of the Notes
                                            Offering.

Use of Proceeds...........................  The proceeds of the offering made hereby, together with the proceeds of the Common Stock Offering, will be used for general corporate purposes, including without limitation, repayment of the Company's
                                            Series C Notes, repayment of the Company's Supplemental SellCo Note, repayment of the Company's working capital credit facility and possible acquisitions. See 'Use of Proceeds.'

Market for Notes..........................  Application has been made to qualify the Notes for quotation on
                                            Nasdaq under the symbol 'EMCGG.'

                             SUMMARY FINANCIAL DATA

     The following table sets forth summary consolidated financial data for the Company for the fiscal years ended December 31, 1995, 1996 and 1997 and should be read in conjunction with the Consolidated Financial Statements and related notes appearing elsewhere in this Prospectus Supplement. The summary consolidated financial data for the fiscal years ended December 31, 1995, 1996 and 1997 have been derived from the Company's Consolidated Financial Statements which were audited by Arthur Andersen LLP, the Company's independent public accountants.

                                                                              FISCAL YEARS ENDED DECEMBER 31,
                                                                       ---------------------------------------------
                                                                          1995             1996             1997
                                                                        (IN THOUSANDS, EXCEPT SHARE DATA, PER SHARE
                                                                                    DATA AND RATIOS)
STATEMENT OF OPERATIONS DATA:
  Revenues.......................................................      $1,588,744       $1,669,274       $ 1,950,868
  Cost of sales..................................................       1,445,597        1,508,486         1,768,685
                                                                       ----------       ----------       -----------
    Gross profit.................................................         143,147          160,788           182,183
  Selling, general & administrative costs and expenses...........         137,254          143,674           154,769
                                                                       ----------       ----------       -----------
  Operating income...............................................           5,893           17,114            27,414
  Interest (expense) and other income, net.......................         (14,820)            (146)(1)       (11,952)
  Net loss on business sold......................................            (926)              --                --
                                                                       ----------       ----------       -----------
  Income (loss) before income taxes and extraordinary item.......          (9,853)          16,968(1)         15,462
  Income tax provision...........................................           1,000            7,531             6,881
                                                                       ----------       ----------       -----------
  Income (loss) before extraordinary item........................         (10,853)           9,437(1)          8,581
  Extraordinary item--loss on early extinguishment of debt, net
    of income taxes..............................................              --               --            (1,004)(2)
                                                                       ----------       ----------       -----------
  Net income (loss)..............................................      $  (10,853)      $    9,437(1)    $     7,577
                                                                       ----------       ----------       -----------
                                                                       ----------       ----------       -----------
  Per share data:
    Income (loss) before extraordinary item (basic)..............      $    (1.13)      $     1.00       $      0.90
    Income (loss) before extraordinary item (diluted)............           (1.13)            0.96              0.84
    Net income (loss) (basic)....................................           (1.13)            1.00              0.79
    Net income (loss) (diluted)..................................           (1.13)            0.96              0.74
  Weighted average shares outstanding (basic)....................       9,580,418        9,479,817         9,547,869
  Weighted average shares outstanding (diluted)..................       9,580,418        9,811,003        10,174,895
OTHER DATA:
  EBITDA (3).....................................................      $   14,805       $   24,978(4)    $    35,606
  Capital expenditures...........................................           4,512            7,428             9,753

PRO FORMA DATA: (5)
  Interest expense, net..........................................                                        $    (5,550)
  Income before extraordinary item...............................                                             11,951
  Extraordinary item--loss on early extinguishment of debt, net
    of income taxes..............................................                                             (7,324)(6)
  Net income.....................................................                                              4,627
  Per share data:
    Income before extraordinary item (basic).....................                                               1.12
    Income before extraordinary item (diluted)...................                                               1.05
    Net income (basic)...........................................                                               0.43
    Net income (diluted).........................................                                        $      0.56
  Weighted average shares outstanding (basic)....................                                         10,647,869
  Weighted average shares outstanding (diluted)..................                                         14,932,038
  Ratio of long-term debt to EBITDA..............................                                                2.9x
  Ratio of EBITDA to net interest expense........................                                                6.4x

                                                                                            AT DECEMBER 31, 1997
                                                                                     ----------------------------------
                                                                                         ACTUAL         AS ADJUSTED (5)
BALANCE SHEET DATA:
  Cash and cash equivalents.........................................                    $  49,376          $  87,251
  Working capital...................................................                      166,066            216,485
  Total assets......................................................                      660,654            701,936
  Long-term debt, net of current maturities.........................                       63,212            102,189
  Stockholders' equity..............................................                       95,323            109,686

(1) Includes a pre-tax gain of $12.5 million ($8.1 million after-tax) related to the sale of certain assets held for sale.

(2) The extraordinary item is a result of the early extinguishment of approximately $11.9 million of the Company's Series C Notes.

(3) Earnings before interest, taxes, depreciation and amortization ('EBITDA') represents the sum of operating income before depreciation and amortization. EBITDA is not a measure of financial performance under generally accepted accounting principles, may not be comparable to other similarly titled measures of other companies and should not be considered as an alternative either to net income as an indicator of the Company's operating performance, or to cash flows as a measure of the Company's liquidity. See the Company's Consolidated Financial Statements and the related notes thereto appearing elsewhere in this Prospectus Supplement.

(4) Excludes a pre-tax gain of $12.5 million related to the sale of certain assets held for sale.

(5) The unaudited pro forma statement of operations data for the year ended December 31, 1997 gives effect to the Common Stock Offering and the Notes

    Offering, as if they occurred on January 1, 1997. The unaudited as adjusted balance sheet data as of December 31, 1997 give effect to the Common Stock Offering and the Notes Offering as if they had occurred on such date. The pro forma financial data is not intended to be indicative of either future results of operations or results that might have been achieved had the Common Stock Offering and the Notes Offering actually occurred on the dates specified. As adjusted data give effect to the sale of 1.1 million shares of Common Stock by the Company at an offering price of $21.875 per share and the issuance of $100.0 million of Notes and the receipt of the estimated net proceeds therefrom.

(6) Amount represents extraordinary item net of income taxes, resulting from the early retirement of the Company's Series C Notes and Supplemental SellCo Note with the proceeds noted in (5) above.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Notes offered hereby are estimated to be $96,600,000 ($111,150,000 if the Underwriters exercise their over-allotment option in full), after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company. The net proceeds of the Notes Offering and the Common Stock Offering will be used for general corporate purposes, including without limitation, repayment of the Company's Series C Notes (which mature in 2001 and accrue interest at a coupon rate of 11% per annum) in the aggregate amount of $64.8 million (including prepayment fees and accrued and unpaid interest to December 31, 1997), repayment of the Company's Supplemental SellCo Note (which matures in 2004 and accrues interest at a coupon rate of 8% per annum) in the aggregate amount of $6.9 million (including accrued and unpaid interest to December 31, 1997), repayment of the Company's working capital credit facility (which accrues interest at a variable rate which on December 31, 1997 was 9.5%) in an outstanding amount of approximately $9.5 million as of December 31, 1997, and possible acquisitions. The Company will continue to have the ability to borrow under its working capital credit facility from time to time. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.' The Company anticipates that the net proceeds remaining after repayment of indebtedness, including interest thereon, will be used for expansion of existing operations and possible acquisitions of related businesses. The Company is continually involved in the evaluation of, and discussions with, potential acquisition candidates.

                       RATIO OF EARNINGS TO FIXED CHARGES

     For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings (loss) from continuing operations before income taxes, minority interest, extraordinary items and cumulative effect of accounting changes, plus fixed charges (interest charges and preferred share dividend requirements of subsidiaries, adjusted to a pre-tax basis), less interest capitalized, less preferred share dividend requirements of subsidiaries adjusted to a pre-tax basis and less undistributed earnings of affiliates whose debt is not guaranteed by the Company, as applicable.


     The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated:

[CAPTION]

                                                                               YEARS ENDED DECEMBER 31,
                                                               -------------------------------------------------------
                                                               AS ADJUSTED                            |
                                                                 1997(A)       1997     1996    1995  | 1994(B)    1993
                                                                                                      |
Ratio of earnings to fixed charges..........................      2.60x        1.81x    1.89x     (c) |    (d)      (e )


-----------------------------

(a) Represents pro forma ratio as if the Common Stock Offering and the Notes Offering occurred on January 1, 1997.

(b) As of December 31, 1994, in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, 'Financial Reporting by Entities in Reorganization under the Bankruptcy Code' ('SOP 90-7'), the Company adopted Fresh-Start Accounting. As a result of the implementation of Fresh-Start Accounting, the consolidated financial statements of the Company for periods subsequent to consummation of the Company's reorganization pursuant to its Third Amended Joint Plan of Reorganization (the 'Plan of Reorganization'), which became effective in December 1994, are not comparable to the Company's consolidated financial statements for prior periods. Accordingly, a black line has been used to separate the Ratios of Earnings to Fixed Charges of the Company after the consummation of the Plan of Reorganization from those of the Company prior to the consummation of the Plan of Reorganization.

(c) No ratio is presented for 1995 as the earnings for that year were $9.5 million less than the fixed charges.

(d) No ratio is presented for 1994 as the earnings for that year were $119.1 million less than the fixed charges.

(e) No ratio is presented for 1993 as the earnings for that year were $114.7 million less than the fixed charges.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol 'EMCG.' The following table sets forth the high and low sales prices for the Common Stock for the periods indicated as reported by the Nasdaq National Market. The reported last sale price of the Common Stock on the Nasdaq National Market on March 12, 1998 was $22 per share.


                                                                                                      PRICE RANGE
                                                                                                       OF COMMON
                                                                                                         STOCK
                                                                                                     -------------
                                                                                                     HIGH      LOW
Year ended December 31, 1996:
  1st Quarter.....................................................................................   $12 3/8   $9 3/8
  2nd Quarter.....................................................................................    17 3/8   11 3/4
  3rd Quarter.....................................................................................    17 3/8   14 1/8
  4th Quarter.....................................................................................    15 5/8   13

Year ended December 31, 1997:
  1st Quarter.....................................................................................   $17 3/16  $123/4
  2nd Quarter.....................................................................................    16 5/8   13
  3rd Quarter.....................................................................................    20 1/4   15
  4th Quarter.....................................................................................    22 1/4   16 1/2

Year ended December 31, 1998:
  1st Quarter (through March 12, 1998)............................................................   $23 1/8   $191/4

     As of February 4, 1998 there were 63 shareholders of record, and, as of that date, the Company estimates there were approximately 900 beneficial owners holding stock in nominee or 'street' name.

     The Company did not pay dividends on its Common Stock during 1995, 1996 or 1997, and it does not anticipate that it will pay dividends on its Common Stock in the foreseeable future. In addition, the Company's working capital credit facility limits the payment of dividends on its Common Stock.

                                 CAPITALIZATION

     The following table sets forth the cash position, short-term debt and total capitalization of the Company as of December 31, 1997, and as adjusted to give effect to the Notes Offering, the Common Stock Offering and the repayment of indebtedness as described under 'Use of Proceeds.' This table should be read in conjunction with the Company's Consolidated Financial Statements and the related notes thereto and the other financial information included elsewhere in this Prospectus Supplement.


                                                                              AS OF DECEMBER 31, 1997
                                                                            ----------------------------
                                                                             ACTUAL       AS ADJUSTED(1)
                                                                             (IN THOUSANDS EXCEPT SHARE
                                                                                       DATA)
Cash and short-term investments..........................................   $ 49,376         $ 87,251
                                                                            --------      --------------
                                                                            --------      --------------
Short-term debt..........................................................   $    927         $    927
Long-term debt:
  Working capital credit facility........................................      9,497               --
  11% Series C Notes due 2001(2).........................................     56,290               --
  8% Supplemental SellCo Note due 2004(3)................................      4,733               --
  5 3/4% Convertible Subordinated Notes due 2005.........................         --          100,000
  Other debt.............................................................      2,189            2,189
                                                                            --------      --------------
     Total debt..........................................................     73,636          103,116
Stockholders' equity:
  Common Stock, $0.01 par value; 13,700,000 shares authorized(4)(5);
     9,590,827 shares (actual)(6), 10,690,827 shares (as adjusted)(6)
     issued and outstanding..............................................         96              107
  Preferred Stock, $0.10 par value; 1,000,000 shares authorized;
     zero shares (actual and as adjusted) issued and outstanding.........         --               --
  Warrants...............................................................      2,154            2,154
  Capital surplus........................................................     87,107          106,633
  Retained earnings......................................................      6,161              987
  Cumulative translation adjustment......................................       (195)            (195)
                                                                            --------      --------------
     Total stockholders' equity..........................................     95,323          109,686
                                                                            --------      --------------
Total capitalization.....................................................   $168,959         $212,802
                                                                            --------      --------------
                                                                            --------      --------------

-----------------------------

(1) As adjusted to give effect to the sale of 1.1 million shares of Common Stock by the Company at an offering price of $21.875 per share and the issuance of $100.0 million of Notes and the receipt of the estimated proceeds therefrom. Assumes no exercise of the underwriters' over-allotment options.

(2) The Series C Notes have been recorded at a discount to their face amount to yield an estimated effective interest rate of 14%. Face value at December 31, 1997 was approximately $61.9 million. The Series C Notes are currently redeemable at a redemption price equal to 104% of the principal amount.

(3) The Supplemental SellCo Note has been recorded at a discount to its face amount to yield an estimated effective interest rate of 14%. Face value at December 31, 1997 was approximately $5.5 million.


(4) The authorized Common Stock was increased to 30,000,000 shares on February 12, 1998.

(5) Includes 1,861,379 shares of Common Stock reserved for issuance pursuant to the exercise of options granted or to be granted under the Company's 1994 Management Stock Option Plan, 168,500 shares reserved for issuance pursuant to the exercise of options granted or to be granted under the Company's 1995 Non-Employee Directors' Non-Qualified Stock Option Plan, 300,000 shares reserved for issuance pursuant to the exercise of options granted or to be granted under the Company's 1997 Non-Employee Directors Non-Qualified Stock Option Plan, 100,000 shares reserved for issuance pursuant to the Company's Stock Plan for Directors', 605,012 shares reserved for issuance upon exercise of the Company's Series X Warrants and 605,012 shares reserved for issuance upon exercise of the Company's Series Y Warrants. As of the date of this offering, options to purchase 1,216,998 shares have been granted, of which 381,877 are currently exercisable. See 'Ownership of Common Stock--Security Ownership of Management.'

(6) Includes 140,618 shares reserved for issuance upon resolution of certain disputed claims against the Company to be issued to holders of pre-petition unsecured allowed claims against the Company in its Chapter 11 proceeding which concluded on December 14, 1994.

                             SUMMARY FINANCIAL DATA

     The following table sets forth summary consolidated financial data for the Company for the fiscal years ended December 31, 1995, 1996 and 1997 and should be read in conjunction with the Consolidated Financial Statements and related notes appearing elsewhere in this Prospectus Supplement. The summary consolidated financial data for the fiscal years ended December 31, 1995, 1996 and 1997 have been derived from the Company's Consolidated Financial Statements which were audited by Arthur Andersen LLP, the Company's independent public accountants.


                                                                        FISCAL YEARS ENDED DECEMBER 31,
                                                             -----------------------------------------------------
                                                                1995               1996                 1997
                                                             (IN THOUSANDS, EXCEPT SHARE DATA, PER SHARE DATA AND
                                                                                    RATIOS)
STATEMENT OF OPERATIONS DATA:
  Revenues............................................       $1,588,744         $1,669,274           $ 1,950,868
  Cost of sales.......................................        1,445,597          1,508,486             1,768,685
                                                             ----------         ----------         ---------------
    Gross profit......................................          143,147            160,788               182,183
  Selling, general & administrative costs and
    expenses..........................................          137,254            143,674               154,769
                                                             ----------         ----------         ---------------
  Operating income....................................            5,893             17,114                27,414
  Interest (expense) and other income, net............          (14,820)              (146)(1)           (11,952)
  Net loss on business sold...........................             (926)                --                    --
                                                             ----------         ----------         ---------------
  Income (loss) before income taxes and extraordinary
    item..............................................           (9,853)            16,968(1)             15,462
  Income tax provision................................            1,000              7,531                 6,881
                                                             ----------         ----------         ---------------
  Income (loss) before extraordinary item.............          (10,853)             9,437(1)              8,581
  Extraordinary item--loss on early extinguishment of
    debt, net of income taxes.........................               --                 --                (1,004)(2)
                                                             ----------         ----------         ---------------
  Net income (loss)...................................       $  (10,853)        $    9,437(1)        $     7,577
                                                             ----------         ----------         ---------------
                                                             ----------         ----------         ---------------

  Per share data:
    Income (loss) before extraordinary item (basic)...       $    (1.13)        $     1.00           $      0.90
    Income (loss) before extraordinary item
      (diluted).......................................            (1.13)              0.96                  0.84
    Net income (loss) (basic).........................            (1.13)              1.00                  0.79
    Net income (loss) (diluted).......................            (1.13)              0.96                  0.74
  Weighted average shares outstanding (basic).........        9,580,418          9,479,817             9,547,869
  Weighted average shares outstanding (diluted).......        9,580,418          9,811,003            10,174,895

OTHER DATA:
  EBITDA (3)..........................................       $   14,805         $   24,978(4)        $    35,606
  Capital expenditures................................            4,512              7,428                 9,753


PRO FORMA DATA: (5)
  Interest expense, net...............................                                               $    (5,550)
  Income before extraordinary item....................                                                    11,951
  Extraordinary item--loss on early extinguishment of
    debt, net of income taxes.........................                                                    (7,324)(6)
  Net income..........................................                                                     4,627

  Per share data:
    Income before extraordinary item (basic)..........                                                      1.12
    Income before extraordinary item (diluted)........                                                      1.05
    Net income (basic)................................                                                      0.43
    Net income (diluted)..............................                                               $      0.56
  Weighted average shares outstanding (basic).........                                                10,647,869
  Weighted average shares outstanding (diluted).......                                                14,932,038
  Ratio of long-term debt to EBITDA...................                                                       2.9x
  Ratio of EBITDA to net interest expense.............                                                       6.4x


                                                                                       AT DECEMBER 31, 1997
                                                                                ----------------------------------
                                                                                  ACTUAL           AS ADJUSTED (5)
BALANCE SHEET DATA:
  Cash and cash equivalents...........................                          $   49,376           $    87,251
  Working capital.....................................                             166,066               216,485
  Total assets........................................                             660,654               701,936
  Long-term debt, net of current maturities...........                              63,212               102,189
  Stockholders' equity................................                              95,323               109,686

                                                        (Footnotes on next page)

(Footnotes from previous page)
-----------------------------

(1) Includes a pre-tax gain of $12.5 million ($8.1 million after-tax) related to the sale of certain assets held for sale.

(2) The extraordinary item is a result of the early extinguishment of approximately $11.9 million of the Company's Series C Notes.

(3) Earnings before interest, taxes, depreciation and amortization ('EBITDA') represents the sum of operating income before depreciation and amortization. EBITDA is not a measure of financial performance under generally accepted accounting principles, and may not be comparable to other similarly titled measures of other companies and should not be considered as an alternative either to net income as an indicator of the Company's operating performance, or to cash flows as a measure of the Company's liquidity. See the Company's Consolidated Financial Statements and the related notes thereto appearing elsewhere in this Prospectus Supplement.


(4) Excludes a pre-tax gain of $12.5 million related to the sale of certain assets held for sale.

(5) The unaudited pro forma statement of operations data for the year ended December 31, 1997 gives effect to the Common Stock Offering and the Notes Offering, as if they occurred on January 1, 1997. The unaudited as adjusted balance sheet data as of December 31, 1997 give effect to the Common Stock Offering and the Notes Offering as if they had occurred on such date. The pro forma financial data is not intended to be indicative of either future results of operations or results that might have been achieved had the Common Stock Offering and the Notes Offering actually occurred on the dates specified. As adjusted data give effect to the sale of 1.1 million shares of Common Stock by the Company at an offering price of $21.875 per share and the issuance of $100.0 million of Notes and the receipt of the estimated net proceeds therefrom.

(6) Amount represents extraordinary item net of income taxes, resulting from the early retirement of the Company's Series C Notes and Supplemental SellCo Note with the proceeds noted in (5) above.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS: YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     The Company's revenues for the years ended December 31, 1997 and 1996 were $1,950.9 million and $1,669.3 million, respectively. Net income for the year ended December 31, 1997 was $7.6 million compared to net income of $9.4 million for the year ended December 31, 1996. Basic Earnings Per Share ('Basic EPS') as defined by Statement of Financial Accounting Standards No. 128, 'Earnings Per Share,' was $0.79 per share for the year ended December 31, 1997 compared to Basic EPS of $1.00 per share in the year earlier period. Net income for the year ended December 31, 1997 includes an after-tax charge of approximately $1.0 million ($1.7 million pre-tax) associated with the early retirement of approximately $11.9 million of the Company's Series C Notes. Net income for the year ended December 31, 1996 reflects a net after-tax gain of $8.1 million ($12.5 million pre-tax) on the sale of certain assets held for sale, including the sale of substantially all of the assets of Jamaica Water Supply Company ('JWS'). JWS and the Company's other water supply subsidiary, Sea Cliff Water Company, are referred to hereafter as the 'Water Companies.' Net income for 1996 also reflects an after-tax charge of $2.8 million ($4.3 million pre-tax) included in selling, general and administrative expenses ('SG&A') related to an adverse arbitration award.

     The 16.9% increase in revenues for the year ended December 31, 1997 when compared to 1996 was primarily attributable to the continued increase in commercial construction activity in the western United States, the acquisition of the businesses of two mechanical construction companies in late 1996 and early 1997 in Connecticut and New Jersey, respectively, a general increase in industrial construction activity in Canada, and continued progress on several large jobs in the United Kingdom.


     SG&A for the year ended December 31, 1997 was $154.8 million, or 7.9% of revenues, compared to $143.7 million, or 8.6% of revenues, for the year ended December 31, 1996. SG&A expenses for the year ended December 31, 1996, exclusive of the adverse arbitration award noted above, were $139.4 million, or 8.3% of revenues. The dollar increase in SG&A for the year ended December 31, 1997 compared to the prior year is attributable to the increase in operating volume. The reduction in SG&A as a percentage of revenues is due to the maintenance of the fixed cost portion of SG&A.

     The Company generated operating income of $27.4 million for the year ended December 31, 1997 compared with operating income of $17.1 million for the year ended December 31, 1996. Operating income for the year ended December 31, 1997 as compared to 1996 increased by $10.3 million due to increases in operating volume during 1997 as well as reductions in SG&A as a percentage of revenues. In addition, operating income for 1996 reflected the negative impact during 1996 of the adverse arbitration award referred to above, in addition to favorable closeouts of certain contracts in the first quarter of 1996.

     The Company's backlog was $996.4 million at December 31, 1997 and $1,043.7 million at December 31, 1996. Between December 31, 1996 and December 31, 1997, the Company's backlog in Canada increased by $0.5 million, its backlog in the United Kingdom decreased by $43.8 million and its backlog in the United States decreased by $4.0 million. The increase in the Company's Canadian backlog was primarily attributable to improved economic conditions in western Canada. The decrease in the United Kingdom backlog was due to the continued progress towards completion of several large projects and exchange rate fluctuations. The decline in the domestic backlog was due to the continued progress towards completion of several large projects, primarily in the western United States.

     The Company's interest expense decreased by $1.9 million to $13.0 million in 1997 due to the Company's lower cost of capital, lower average outstanding borrowings during 1997 and the repurchase and partial redemption of the Company's Series C Notes discussed above. Beginning with the second quarter of 1997, the Company was relieved of obligations under the terms of its then domestic bonding and revolving credit agreements restricting the use of cash generated by certain subsidiaries, and the Company used this cash to reduce borrowings under its New Credit Facility referred to below. As a consequence, the Company maintained less cash on deposit in banks in 1997 than in 1996, and interest income decreased from $2.2 million in 1996 to $1.1 million in 1997.

RESULTS OF OPERATIONS: YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Revenues for the years ended December 31, 1996 and 1995 were $1,669.3 million and $1,588.7 million, respectively. Net income for the year ended December 31, 1996 was $9.4 million compared to a net loss of $10.9 million for the year ended December 31, 1995. Basic EPS was $1.00 per share for the year ended December 31, 1996 compared to Basic EPS of $(1.13) per share for the year ended December 31, 1995. Net income for the year ended December 31, 1996 includes a gain of $12.5 million

($8.1 million after-tax) on the sale of JWS. Net income for 1996 also reflects an after-tax charge of $2.8 million ($4.3 million pre-tax) included in SG&A related to an adverse arbitration award. The 1995 loss includes a loss of approximately $0.9 million associated with the disposition of a subsidiary engaged principally in the installation of industrial boilers.

     Revenues for the year ended December 31, 1996 increased by approximately 5.1% when compared with the year earlier period. While revenues of business units operating in the western United States increased due to improved economic conditions, these increases were substantially offset by decreased revenues (a) in the northeastern United States resulting from, among other things, adverse weather conditions in the first quarter of 1996 and increased competition, (b) in the midwestern United States due to reduced construction activity as compared with 1995 and the Company's earlier downsizing of its midwestern operations and
(c) in the United Kingdom due to reduced activity in the commercial construction market.

     SG&A for the years ended December 31, 1996 and 1995 was $143.7 million and $137.3 million, respectively. The increase was primarily attributable to increased operating volume and the $4.3 million adverse arbitration result noted above.

     The Company generated operating income of $17.1 million for the year ended December 31, 1996 compared with operating income of $5.9 million for the year ended December 31, 1995. The improvement in operating income for 1996 was principally attributable to continued improvement in gross profit due to cost control efforts and improved job performance offset partially by an increase in SG&A related to the adverse arbitration award noted above.

LIQUIDITY AND CAPITAL RESOURCES

     Proceeds from the Notes Offering and the Common Stock Offering will be used for general corporate purposes, including without limitation the repayment of indebtedness including the Company's Series C Notes, Supplemental SellCo Note and borrowings under its working capital credit facility and possible acquisitions. The Company anticipates it will incur an after-tax extraordinary loss of approximately $4.9 million, or $0.46 per basic share and $0.33 per diluted share, resulting from the early redemption of its Series C Notes and the repayment of its Supplemental SellCo Note during April, 1998.

     The Company's consolidated cash balance decreased by $1.3 million from $50.7 million at December 31, 1996 to $49.4 million at December 31, 1997. The Company generated positive operating cash flow of $25.6 million for the year ended December 31, 1997 which was primarily used to purchase or redeem approximately $11.9 million of Series C Notes, to pay down a portion of the Company's borrowings under its working capital credit facility and to fund capital expenditures. The December 31, 1997 cash balance includes approximately $7.3 million in a foreign subsidiary's bank account which is available only to support its operations.

     On June 19, 1996, the Company and its subsidiary, Dyn Specialty Contracting Inc. ('Dyn'), entered into a credit agreement with Harris Trust and Savings Bank ('Harris') providing the Company with a working capital credit facility for borrowings up to $100.0 million for a three-year period (the 'New Credit Facility'). The New Credit Facility, as amended, which is guaranteed by certain direct and indirect subsidiaries of the Company and is secured by substantially all of the assets of the Company and those subsidiaries, provides for borrowing capacity available in the form of revolving loans ('Revolving Loans') and/or letters of credit ('LCs'). The Revolving Loans bear interest at a variable rate, which is the prime commercial lending rate announced by Harris from time to time (8.5% at December 31, 1997) plus 1.0% to 2.0% based on certain financial tests. The interest rate on the Revolving Loans was 9.5% at December 31, 1997. LC fees ranging from 1.50% to 3.25% are charged based on the type of LC issued. The New Credit Facility expires on June 19, 1999. As of December 31, 1997, the Company had approximately $25.7 million of LCs and approximately $9.5 million of Revolving Loans outstanding under the New Credit Facility.

     On December 15, 1994, the Company and its wholly-owned subsidiary, SellCo Corporation ('SellCo'), issued, or reserved for issuance, four series of notes (the 'New Notes') and 9,424,083 shares of the Company's Common Stock (constituting 100% of the issued or issuable shares as of December 15, 1994) to pre-petition creditors of the Company, other than holders of the Company's pre-petition subordinated debt, in settlement of their pre-petition claims, and to Belmont Capital Partners II, L.P., which provided a debtor-in-possession credit facility ('DIP Loan'), in payment of additional interest under the terms of the DIP Loan. The entire $11.9 million principal amount of Series B Notes and approximately $4.1 million principal amount of Series A Notes, two of the four series of the New Notes, were redeemed on December 15, 1994 with the net cash proceeds derived from the sale of certain of the Company's subsidiaries, the stock of which would have been pledged as part of the collateral securing the Series B Notes had such subsidiaries not been sold (and an additional $600,000 of such proceeds were reserved for prepayment of certain of the Series A Notes which have been reserved for issuance in respect of disputed and unliquidated claims). The Series A Notes were paid in full with proceeds received by the Company from the sale of the Water Companies. Holders of SellCo Notes, also a series of the New Notes, will only be paid from and to the extent of any remaining net cash proceeds (as defined) from the sale of SellCo's subsidiaries and the proceeds of the $5.5 million Supplemental SellCo Note issued by the Company to SellCo. The SellCo Notes are not obligations of the Company, and holders of the SellCo Notes may only look to EMCOR to the extent of EMCOR's obligation to pay the Supplemental SellCo Note plus accrued interest thereon. Approximately $6.6 million and $1.7 million of SellCo Notes were redeemed during 1997 and 1996, respectively, with net cash proceeds from the sales of the Water Companies. Interest on the Supplemental SellCo Note is payable at maturity.

     In October 1997, the Company's Canadian subsidiary, Comstock Canada Ltd., renewed a credit agreement with a bank providing for an overdraft facility of up to Cdn. $0.5 million. The facility is secured by a standby letter of credit and provides for interest at the bank's prime rate (6.0% at December 31, 1997). There were no borrowings outstanding under this credit agreement at December 31, 1997. The Canadian subsidiary may utilize the Company's working capital credit facility for any future working capital requirements.

     In September 1995, a number of the Company's United Kingdom subsidiaries renegotiated and renewed a demand credit facility with a United Kingdom bank for a credit line of pounds 17.1 million (approximately U.S. $26.8 million). The facility was secured by substantially all of the assets of the Company's principal United Kingdom subsidiaries. The overdraft facility provided for interest at the bank's base rate, as defined (6.5% as of December 31, 1995), plus 3.0% on the first pounds 5.0 million of borrowings and at the bank's base rate plus 4.0% for borrowings over pounds 5.0 million. During 1996, the Company's United Kingdom subsidiaries replaced the United Kingdom facility with Revolving Loans and LCs under the New Credit Facility.

     As reported in the Company's Report on Form 8-K, dated February 29, 1996, holders of a majority of principal amount of the outstanding Series A Notes and holders of a majority of principal amount of the outstanding Series C Notes consented to amendments to the Series A Indenture and Series C Indenture under which the Series A Notes and the Series C Notes, respectively, were issued. The amendments (i) reduced the Consolidated Fixed Charge Coverage Ratio (the 'Ratio'), as defined, required to be maintained by the Company and certain of its subsidiaries, pursuant to each of the Indentures and (ii) excluded from the calculation of the Ratio certain non-cash interest payments payable by the issuance of additional Series A Notes and Series C Notes. The Series A Notes have been paid in their entirety.

CERTAIN INSURANCE MATTERS

     During the second quarter of 1996, the Company entered into an agreement with one of its insurers to reinsure the Company's obligations to bear certain losses incurred for insurance plan years from October 1, 1992 to September 30, 1995. Under this agreement, amounts previously deposited by the Company with one of the Company's insurers as collateral to fund certain losses under the deductible portion of the Company's insurance program were returned to the Company and used to fund the cost of that agreement and to pay down, in July 1996, approximately $10.1 million of indebtedness under the New Credit Facility. As of December 31, 1997, the Company was utilizing approximately $25.4 million of letters of credit obtained under the New Credit Facility as collateral for its current insurance obligations, and therefore presently is not required to deposit cash for such obligations.

YEAR 2000

     The Company has performed a comprehensive review of its computer systems to identify systems that could be affected by the Year 2000 issue and is developing a plan to resolve the issue. The Company is utilizing both internal and external resources to identify, correct or reprogram, and test the systems to ensure Year 2000 compliance. Preliminary cost estimates of testing and converting system applications range from $1.0 million to $2.0 million. Maintenance and modification costs will be expensed as incurred, while costs of new software will be capitalized and amortized over the expected useful life of the related software.

     The Company expects its Year 2000 conversion project to be completed on a timely basis. However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be converted on a timely basis. A failure to convert successfully by another company could have an adverse effect on the Company's systems.

                                    BUSINESS

INTRODUCTION

     EMCOR is the largest mechanical and electrical construction and facilities services firm in the United States and Canada and one of the largest in the United Kingdom and the world with 1997 revenues totaling more than $1.95 billion. EMCOR provides services to a broad range of commercial, industrial and institutional customers through approximately 45 principal operating units throughout the United States, Canada and the United Kingdom and through joint ventures in the United Arab Emirates, Saudi Arabia, South Africa, Hong Kong and Macau.

     The Company specializes in the design, integration, installation, start-up, testing, operation and maintenance of:

     o distribution systems for electrical power;

     o lighting systems;

     o low-voltage systems, such as fire alarm, security, communications and process control systems;

     o heating, ventilation, air conditioning, and refrigeration systems; and

     o plumbing, process and high-purity piping systems.

     The Company also provides services required to maintain the physical environments and supporting systems of customer facilities ('facilities services'). Facilities services include the installation and upgrading of equipment, the operation and maintenance of mechanical and electrical systems, as well as building maintenance and related support services. EMCOR's mechanical and electrical construction services business often leads to opportunities for the Company to provide facilities services.

     The Company provides mechanical and electrical construction services and facilities services directly to corporations, municipalities and other governmental entities, owners/developers and tenants of buildings and, indirectly, by acting as a subcontractor to construction managers, general contractors, systems suppliers and other subcontractors. Worldwide, the Company employs approximately 14,000 people.

     The Company's revenues are diversified both geographically and by customer industry. Of EMCOR's 1997 revenues, approximately 67% was generated in the United States and approximately 33% was generated internationally, while approximately 85% of revenues was derived from mechanical and electrical construction services and approximately 15% from facilities services. For the period 1995 through 1997, revenue and EBITDA grew at compound annual growth rates of 11% and 55%, respectively.

     Previously known as JWP INC., the Company filed for protection from its creditors under Chapter 11 of the United States Bankruptcy Code in February

1994. None of the Company's subsidiaries were involved in the Chapter 11 proceedings. The Company's filing was precipitated, in large part, by a highly leveraged, aggressive acquisition strategy, that included acquisitions in unrelated fields, implemented by its former management team. The Company emerged from bankruptcy in December 1994 under its current management, at which time it changed its name to EMCOR Group, Inc. Since the restructuring, the Company has sold or otherwise disposed of its non-core businesses, repaid substantial amounts of debt and returned to profitability.

INDUSTRY OVERVIEW

  MECHANICAL AND ELECTRICAL CONSTRUCTION

     The Company believes that the mechanical and electrical construction services business is highly fragmented, consisting of hundreds of small companies across the United States and around the world. This characteristic provides EMCOR with a significant competitive advantage due to the Company's financial strength. The mechanical and electrical construction services industry has realized a higher growth rate than the overall construction industry due, in large part, to the increased content and complexity of mechanical and electrical systems in all types of projects. This increased content and complexity is, in part, a result of the expanded use of computers and more technologically advanced voice and data communications, lighting and environmental control systems in all types of facilities. Consequently, these facilities consume more electricity per square foot than in the past and thus need more complex electrical distribution systems and power and low voltage cabling. Moreover, the need for greater environmental controls within a building, such as the heightened need for climate control to maintain extensive computer systems at optimal temperatures, and the growing demand for environmental control in individual spaces, have expanded opportunities for the mechanical and electrical construction services business.

     Mechanical and electrical construction services primarily involve the design, integration, installation, start-up, testing, operation and maintenance of (i) distribution systems for electrical power (including power cables, conduits, distribution panels, transformers, generators, uninterruptible power supply systems and related switch gear and controls); (ii) lighting systems, including fixtures and controls; (iii) low-voltage systems, including fire alarm, security, communications and process control systems; (iv) heating, ventilation, air conditioning (collectively, 'HVAC'), refrigeration and clean-room process ventilation systems; and (v) plumbing, process and high-purity piping systems.

     Mechanical and electrical construction services generally fall into one of three categories: (i) large installation projects with contracts often in the multi-million dollar range which are performed in connection with construction of industrial and commercial buildings and institutional and public works facilities or with the fit-out of large blocks of space within commercial buildings; (ii) smaller installation projects typically involving fit-out, renovation and retrofit work; and (iii) testing and service of completed facilities.


  FACILITIES SERVICES

     The Company's facilities services business principally involves analysis, testing, operation, maintenance and service of mechanical and electrical systems, as well as building maintenance and related support services. These facilities services are often associated with outsourcing and privatization programs whereby customers in both the private and public sectors seek to contract out their non-core activities, i.e. those activities performed by the customer which support but are not directly involved in the customer's business. EMCOR provides facilities services under short- and long-term contracts on an individual service basis and in combinations on a task-order or on-call basis. Demand for facilities services has expanded as a result of the increasing technical complexity of mechanical and electrical systems, systems upgrades and the increasing dependence of customers' operations on the reliability of such systems. In addition, trends toward outsourcing and privatization in the private and public sectors, respectively, have increased demand for facilities services.

     In the early 1990's the market for facilities services grew rapidly in the United Kingdom as a result of Thatcher government initiatives. More recently, the United Kingdom has implemented private finance initiatives ('PFIs') which have led to a further increase in demand for businesses offering facilities services. PFIs seek to transfer ownership and management of government facilities, such as office buildings and hospitals, to teams of financial institutions, consulting service groups, construction groups and facilities services providers, which competitively bid for PFI contracts.

     The Company expects that the North American facilities services market, which is not as developed as the United Kingdom market, will show significant growth over the near term. The Company's North American facilities services business is focused principally on opportunities arising from the deregulation of the electric utility industry, deregulation and expansion of the telecommunications industry, and the Real Estate Investment Trust ('REIT') industry's consolidation of commercial real estate. The deregulation of, and increased competition in, the utility industry (along with government mandates calling for reduced energy consumption by government entities) have led to a renewed focus on energy costs and conservation measures. These measures typically include energy assessments and engineering studies, modifications to electrical and mechanical systems to implement energy conservation savings measures, and the long-term operation and maintenance of these measures to ensure continued performance. The deregulation and growth of the telecommunications industry also has led to rapid expansion of that industry's installed infrastructure, much of which has been built by companies that do not have existing maintenance operations and which frequently seek to outsource such services. In addition, the REIT-driven consolidation of the real estate industry is creating large portfolios of properties that require the types of facilities services offered by the Company.

COMPETITIVE STRENGTHS

     The Company's overall size and breadth of operations are unique in the industry. As a result there is no single entity which competes with the Company in all or even a majority of its markets. The Company believes it has the following competitive strengths which differentiate it from its competitors in its various markets:

     o Leading Position in Target Markets. The Company believes that it has a leading position in many of the markets in which it operates as a result of its longstanding customer relationships, financial resources and reliable, technically-skilled workforce. Market leadership often establishes the Company as a preferred provider for mechanical and electrical construction services, which is especially vital during economic downturns when there is limited work available.

     o Wide Network of Subsidiaries. The Company was first organized in 1966 and many of its subsidiaries have been in business for over 50 years in their local markets, which accounts for strong industry relationships and expertise in specialized markets. The Company's wide network of subsidiaries allows it to leverage the experience of its many operating units and effectively allocate and share resources in offering its services to a broad range of customers in different markets. For example, Wasatch Electric, the Company's Salt Lake City business unit, developed expertise in building cellular phone transmission towers and shared this knowledge with other EMCOR subsidiaries which now provide those services to customers in other regions. In addition, Wasatch Electric, which is involved in installing data communications systems for military bases, subcontracts some of this work to other EMCOR subsidiaries to be performed at military bases in other parts of the country. The wide subsidiary network also offers opportunities to pursue growth in existing markets and to serve customers as they expand from one market to another. For example, one of the Company's United States subsidiaries and one of its United Kingdom subsidiaries successfully joined efforts to provide mechanical and electrical construction services for a semi-conductor facility for Intel Corp. in Costa Rica. The Company plans to continue to capitalize on this strategy of combining the strengths of its subsidiaries to offer greater services to its customers.

     o Financial Strength and Stability. The Company believes it has greater net worth, better access to capital and more surety bonding capacity than most of its competitors which permit it to compete for large projects that require surety bonds and significant amounts of working capital. When a general contractor decides to solicit bids from only a few companies, usually based upon a company's experience, bonding capacity, past performance on similar projects, working capital and knowledge of the field, frequently an EMCOR subsidiary will be on the 'short list.' The Company's financial strength also allows it to make strategic acquisitions and alliances. In addition, the Company's approximately $170.0 million United States net operating loss carryforwards ('NOLs') provides it with additional financial flexibility by reducing its future cash taxes paid, thereby enhancing its cash flow and providing additional capital for acquisitions and internal expansion. The Company's use of its NOLs may, however, be limited in certain circumstances. See 'Risk Factors--Net Operating Loss Carryforwards.'

     o Technical Expertise and Depth of Resources. The Company's size, geographical diversity, work in specialized markets, experience with complex projects, and well-established subsidiaries have allowed it to develop personnel at the subsidiary and parent corporation levels with a wide breadth of experience and critical technical skills. This broad experience enables the Company to identify its business units' most effective practices and to share those practices among the Company's network of subsidiaries.

     o Diverse Revenue Base. The Company believes that it is less susceptible than its competitors to cyclical economic downturns in any one region or industry because its national and international scope provides diversity of operations. In addition, its expanding facilities services business is not tied to construction industry cycles. Finally, the Company provides services for both new construction projects and renovations and operates in both the private and public sectors.

     o Consistent Service and Single Point of Contact. The Company believes there is an increasing opportunity to provide services from several different locations to a single customer with national or global operations by offering consistent service delivery and a single point of contact. For example, when a global brokerage firm initiated a program to upgrade computer systems at its offices throughout the United States, the Company was retained to survey, recommend changes and install any required new electrical systems at 700 locations. This ongoing project has been managed by one EMCOR subsidiary and performed by several EMCOR subsidiaries saving the customer the expense of locating, managing and training a reliable electrical construction services provider in each region in which it has offices.

     o Operating Flexibility and Enduring Regional Presence. As a result of its financial resources, the Company is able to increase or decrease the size and scope of its operations in a given market in order to take advantage of opportunities as they arise in local markets or to reduce exposure in markets experiencing economic downturns. The Company believes that its broad base of operations not only offers national and international customers consistent service and a single point of contact, but also the confidence that the Company is a stable service provider that will remain in a market during cyclical downturns.

     o Operations Reporting System. The Company has developed and implemented an operations reporting system in a database format which complements its financial reporting system and provides the basis for its operations management programs. The system utilizes a common format work-in-progress schedule for all business units that compares performance of major projects over time and among customers to monitor performance against expectations, trends and company-wide performance on similar projects.

     o Broad Range of Services. The Company believes that its mechanical and electrical construction services and related maintenance services offer opportunities in the facilities services field which emerge from completion of construction projects, outsourcing and privatization programs, deregulation of the energy and telecommunications markets and the growing REIT market. For example, after providing mechanical and electrical construction services for the Jubilee Line Extension of London's underground transit system, EMCOR's United Kingdom facilities services unit was recently awarded a five-year operations and maintenance contract for that line. In addition, the Company is able to provide complex facilities services under multi-year contracts including maintaining British Airways' five million square feet of space at Heathrow and Gatwick Airports in the United Kingdom and the new one million square foot British Library in London.

     o Diversity of Services and Industries. The following table illustrates the wide range of mechanical and electrical construction and facilities services EMCOR provides customers engaged in diverse industries.




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                                      S-21

BUSINESS STRATEGY

     The Company's business strategy is to enhance its position as a leading mechanical and electrical construction services firm and to expand its facilities services operations in order to increase revenue and profitability. It expects to achieve these goals by continuing to improve operations, expand its business and markets through internal growth, acquisitions and strategic alliances, and capitalize on long-term global trends in outsourcing and privatization.

     The following are the key elements of the Company's operating strategy:

     o Exploit Industry Trends. Current trends in the mechanical and electrical construction services and facilities services industry include globalization, privatization, deregulation, and outsourcing. The Company is poised to benefit from each of these trends:

            --globalization of the Company's customers has created the opportunity for companies like EMCOR with domestic and international operations to provide services to international companies that seek to deal with only a few international providers;

            --privatization, such as in the United Kingdom, serves to open new markets to private companies; this trend has already provided opportunities for EMCOR such as multi-year facilities services agreements for British Airways' facilities at Heathrow and Gatwick Airports, the new British Library and the new Jubilee Line Extension

            of the London Underground;

            --deregulation of utilities and new government initiatives have led to a renewed focus on energy costs and conservation measures resulting in major energy management programs, including energy assessments and renovation projects creating subcontracting and joint venture opportunities for EMCOR such as with PECO Energy Company and DukeSolutions, Inc. See 'Prospectus Summary-- Recent Developments;' and

            --outsourcing initiatives resulting from two major corporate trends--the focus on core competencies and the increasing complexity of mechanical and electrical systems--have increased the demand for both facilities services and integrated service providers. EMCOR customers who have retained EMCOR when outsourcing operations include Credit Suisse First Boston and the New York Mercantile Exchange.

     o Operate on a Decentralized Basis. With strong local management, the Company's decentralized operations permit it to take advantage of local business opportunities, to adapt rapidly to changing local market conditions, to be identified as a local employer, and to develop strong relationships with local organized labor. In addition, its decentralized structure of operating through subsidiaries, many of which are managed by former owners, permits the Company to retain entrepreneurial characteristics, capitalize on local and regional market knowledge and respond quickly to customer demand.

     o Optimize Operating Efficiencies. The parent corporation maintains strong operating and financial controls, which lead to consistent operations and financial reporting. It develops and maintains centralized safety and human resources programs, including employee benefits. It also provides for insurance coverage, working capital facilities and bonding capacity. The Company realizes operating efficiencies by centralizing many accounting, treasury, marketing, legal, tax and other administrative functions. At the same time, the Company facilitates the sharing of best business practices among its business units.

     o Maintain Strong Local Presence and Continue Operations in Temporarily Weak Markets. Because of the Company's size and financial strength, it is able to withstand downturns in a local economy. As a result, the Company is able to create and develop long-term employee and customer relationships and quickly seize opportunities in an improving market. The Company's systems and procedures enable it to assess local operations continuously, to evaluate long-term opportunities and to determine whether a planned and orderly reduction in local market presence is advisable. The Company is able to operate businesses in weak markets at lower levels of operating expenses in order to withstand temporary market downturns without abandoning markets which are difficult to reclaim.

     o Maintain Excellent Labor Relations. Management at the local level often is actively involved in the recruitment and training of labor to insure an available and capable labor supply. To this end, such management is involved in local industry associations and participates with organized labor in training programs. In addition, each of the Company's subsidiaries has its own recruiting and training programs and offers expanded career paths with the assurance of a stable income that comes from being part of a national enterprise. Although substantially all the Company's employees are unionized, EMCOR is not a party to any national or industry-wide collective bargaining agreement and none of its subsidiaries has experienced a strike or any significant labor stoppage in over ten years.

     o Promote Awareness of the EMCOR Name. The Company has implemented a marketing strategy to enhance industry awareness of EMCOR and promote widespread identification of the EMCOR name as a national and international enterprise providing integrated operations and consistent, high-quality services. At the same time, the Company maintains local identities to capitalize on name recognition at the local level.

GROWTH STRATEGY

     The key elements of the Company's growth strategy are to expand geographically and into new customer markets through selective acquisitions, joint ventures and strategic alliances, to develop facilities services opportunities from leveraging its core mechanical and electrical construction and maintenance services and to enhance existing operations through internal growth and staff additions. Such expansion should further reduce the Company's exposure to periodic downturns in individual markets. This expansion will be accomplished through the following:

     o Acquisitions. Acquisitions are planned in existing and new markets. The Company continually evaluates numerous acquisition candidates. It has acquired and expects to continue to acquire well established mechanical and electrical construction services firms operating within its existing markets to expand its presence in such markets so as to build additional customer relationships and provide additional expertise in related activities. In addition, the Company has made acquisitions and will continue to seek acquisitions in geographic markets in which the Company is not presently located to take advantage of growth opportunities and to follow customers as they expand into new markets. The Company expects to strengthen its facilities services business through acquisitions in order to obtain a strong base of business, to gain expertise (particularly in the energy consulting and engineering area) and to expand geographically. The Company has implemented a disciplined approach to acquisitions and seeks to enter into acquisitions which are accretive to earnings and fit within its long-term strategic goals. Recently, the Company acquired an Atlantic City mechanical contracting firm to gain access to the expanding casino market there and to leverage the customer relationships and expertise of its Nevada operations. It has also expanded into a new market in Connecticut by acquiring a mechanical contracting company. In addition, it has acquired an energy consulting company which has allowed it to expand its capabilities in the energy consulting and engineering services markets.

     o Strategic Alliances.  The Company will also engage in strategic alliances as part of its facilities services business, principally with energy providers, such as those announced with DukeSolutions, Inc., a subsidiary of Duke Energy Corp., and PECO Energy Company, to capitalize further on its core competencies. Currently, the Company has formed alliances with these two companies that have undertaken to provide retrofits or new installations designed to conserve energy consumption. EMCOR expects to be involved with the design, installation, operation and maintenance of energy conservation savings measures to be provided by these and other energy providers. See 'Prospectus Summary--Recent Developments.'

     o Internal Growth. The Company intends to expand its existing mechanical and electrical construction services business to respond to growth in existing markets and to add capabilities to enhance opportunities for growth. In addition, the Company is building its North American facilities services business through its own nationwide sales and administrative staff by using resources of existing and newly acquired subsidiaries. The Company also will seek to build on its existing capabilities and customer relationships to offer facilities services to more customers in more locations.

BACKLOG

     The Company had backlog as of December 31, 1997 of approximately $996.4 million, compared with backlog of approximately $1,043.7 million as of December 31, 1996. Backlog includes facilities services revenues to be derived during the immediately succeeding 12 months pursuant to then-existing contracts. For the year ended December 31, 1997, the Company had more than $1.95 billion in revenues compared to more than $1.67 billion in revenues for the year ended December 31, 1996. This increase in revenues despite a slight drop in backlog reflects shorter periods in which jobs are performed and an increase in the rate of acquiring new work.

COMPANY OPERATIONS

     The Company operates in one business segment: the provision of mechanical and electrical construction and facilities services. It offers a broad range of these services, which are performed through approximately 45 principal operating units with offices in 19 states and the District of Columbia, seven provinces of Canada, and four primary locations in the United Kingdom and through joint ventures in the United Arab Emirates, Saudi Arabia, South Africa, Hong Kong and Macau.

     The parent corporation, located in Norwalk, Connecticut, is responsible for overall direction of subsidiary operations to foster consistent operating practices and to provide financial, accounting, treasury, marketing, human resources, legal, tax and insurance services to the consolidated enterprise. The parent corporation, which employs approximately 45 people, has skilled senior management with extensive experience in the construction industry. See 'Management.'

     In addition to offering administrative services and general direction, the parent corporation provides long-term planning, contacts to support local operations and working capital. The parent corporation also identifies market opportunities, maintains national relationships with customers with broad based operations, establishes strategic alliances to foster business opportunities and promotes nationwide name recognition through marketing and communications programs aimed at enhancing industry awareness of EMCOR. In addition, the parent corporation develops safety programs, negotiates claims, reviews contracts, handles bonding requirements and assists local companies in asserting leadership positions in local marketplaces among owners, customers, suppliers and general business communities. It also seeks to help its business units secure and perform work based not only on their own capabilities but also on those available from other operations within the enterprise.

     The following tables illustrate EMCOR's wide geographic network of mechanical and electrical construction and facilities services operations.

[CAPTION]

                                                     UNITED STATES
-------------------------------------------------------------------------------------------------------------
OPERATING UNIT                  PRINCIPAL LOCATIONS     PRINCIPAL OPERATIONS
--------------                 --------------------     --------------------

Contra Costa Electric           Martinez, CA            Electrical; Security Systems; Voice and Data Communications
                                                        Systems; Facilities Services

Dynalectric                     Atlanta, GA             Electrical; Security Systems; Voice and Data Communications
                                Denver, CO              Systems; Facilities Services
                                Las Vegas, NV
                                McLean, VA
                                Miami, FL
                                Owensboro, KY
                                Portland, OR
                                San Diego, CA
                                Washington, D.C.

EMCOR Facilities Services       Norwalk, CT             Facilities Services

Forest Electric                 New York, NY            Electrical; Security Systems; Voice and Data Communications
                                                        Systems; Facilities Services

Gibson Electric                 Chicago, IL             Electrical; Security Systems; Voice and Data Communications
                                                        Systems

Gowan                           Houston, TX             HVAC; Plumbing; Process Piping; Sheet Metal; Facilities Services

Hansen Mechanical               Las Vegas, NV           HVAC; Plumbing; Process Piping; Sheet Metal

Heritage Air Systems            New York, NY            HVAC; Sheet Metal

Hyre Electric                   Highland, IN            Electrical; Security Systems; Facilities Services


J.C. Higgins                    Boston, MA              HVAC; Plumbing; Process Piping; Facilities Services

KDC                             Los Angeles, CA         Electrical; Security Systems; Voice and Data Communications
                                                        Systems; Process Controls

Labov Mechanical                Atlantic City, NJ       HVAC; Plumbing; Process Piping; Facilities Services

Lera Electric                   San Francisco, CA       Electrical; Security Systems; Voice and Data Communications
                                                        Systems

Newcomb Anderson                San Francisco, CA       Facilities Services

Pace Mechanical                 Detroit, MI             HVAC; Plumbing; Process Piping

Penguin Air Conditioning        New York, NY            HVAC; Facilities Services

Trautman & Shreve               Denver, CO              HVAC; Plumbing; Process Piping

Tucker Mechanical               Hartford, CT            HVAC; Plumbing; Process Piping

University Mechanical           Los Angeles, CA         HVAC; Plumbing; Process Piping; Sheet Metal; Facilities Services
                                San Diego, CA
                                Phoenix, AZ

Wasatch Electric                Salt Lake City, UT      Electrical; Security Systems; Voice and Data Communications

Welsbach Electric               New York, NY            Outdoor Electrical; Facilities Services; Traffic Control
                                                        INTERNATIONAL
OPERATING UNIT                  PRINCIPAL LOCATIONS     PRINCIPAL OPERATIONS
-------------                   -------------------     --------------------

Comstock Canada                 Ontario                 Electrical; Security Systems; HVAC; Plumbing; Process Piping;
                                Alberta                 Voice and Data Communications; Facilities Services
                                Nova Scotia
                                Saskatchewan
                                Newfoundland
                                British Columbia
                                Manitoba
Drake & Scull Engineering       London, U.K.            Electrical; Security Systems; HVAC; Plumbing; Process Piping;
                                Birmingham, U.K.        Voice and Data Communications; Facilities Services
                                Eastleigh, U.K.
                                Manchester, U.K.
                                Hong Kong
                                Macau
                                United Arab Emirates
                                Saudi Arabia
                                South Africa

  MECHANICAL AND ELECTRICAL CONSTRUCTION SERVICES

     EMCOR's mechanical and electrical construction services operations generated approximately 85% of 1997 revenues. The Company provides mechanical and electrical construction services for both large and small installation and renovation projects and for testing and service of completed facilities. The Company's largest projects include those (i) for institutional use (such as water and wastewater treatment facilities, hospitals, correctional facilities, schools and research laboratories); (ii) for industrial use (such as pharmaceutical factories, steel, pulp and paper mills, chemical, automotive and semiconductor plants, and oil refineries); (iii) for transportation systems (such as airports and transit systems); and (iv) for commercial use (such as office buildings, hotels, casinos, convention centers, sports stadiums, shopping malls and resorts). Its largest projects, typically in excess of $10.0 million, are usually multi-year projects and range in size up to, and occasionally in excess of, $50.0 million and accounted for approximately 22% of construction services revenues in 1997.

     The Company's projects of less than $10.0 million accounted for approximately 78% of 1997 construction services revenues and are typically completed in less than a year. These projects usually involve mechanical and electrical construction services in connection with the fit-out of space when an end-user or owner undertakes construction or modification of a facility to accommodate a specific use. These projects frequently require mechanical and electrical systems to meet special needs such as redundant power supply systems, special environmental controls, high purity air systems, sophisticated electrical and mechanical systems for trading floors in financial services businesses, new production lines in manufacturing plants and office arrangements in existing office buildings. These projects are not typically dependent upon the new construction market; their demand is often prompted by the expiration of leases, changes in technology or changes in the customer's plant or office layout in the normal course of business.

     Projects are performed pursuant to contracts with owners, such as corporations, municipalities and other governmental entities, general contractors, systems suppliers, construction managers, developers, other subcontractors and tenants of commercial properties. Institutional and public works projects are frequently long-term, complex projects requiring significant technical and management skills and financial strength to, among other things, obtain bid and performance bonds, which are often a condition to bidding for, and award of, contracts for such projects.

     The Company also installs and maintains street, highway, bridge and tunnel lighting, traffic signals, computerized traffic control systems and signal and communication systems for mass transit systems in several metropolitan areas. In addition, in the United States, the Company conducts sheet metal fabrication operations, manufacturing and installing sheet metal air handling systems for both its own mechanical construction operations and for unrelated mechanical contractors. The Company also maintains welding and pipe fabrication shops for some of its own mechanical operations.

  FACILITIES SERVICES

     In conjunction with mechanical and electrical construction services, the

Company provides services required to maintain the physical environment and supporting systems in customer facilities frequently referred to as facilities services, which generated approximately 15% of 1997 revenues. The Company has historically provided technical support services to its customers following completion of construction projects which typically include maintenance and service of mechanical and electrical systems and small modification projects to support the day-to-day needs of customers. As a result of its ability to provide maintenance services as part of its construction services and an expanded demand over the past 10 years for these services, the Company has sought to build on these relationships and expand its business to meet new needs and to exploit these emerging opportunities.

     In the early 1990's the market for facilities services grew rapidly in the United Kingdom as a result of Thatcher government initiatives. The Company's United Kingdom subsidiary expanded its traditional technical service business in response to these opportunities and established a dedicated unit to focus on the facilities services business. This unit currently provides a full range of facilities services to public and private sector customers under multi-year agreements, including maintaining British Airways' facilities at Heathrow and Gatwick Airports, the new British Library, the Department of Trade and Industry offices in London, and the new Jubilee Line Extension of the London Underground. The Company also provides facilities services at several automotive manufacturing plants for the Rover Group and various British Aerospace facilities. In addition, the United

Kingdom operations provide on-call and mobile service support on a task-order or contract basis, small renovation project work, data communications, security system installation and maintenance services.

     The Company, by virtue of its construction and facilities services expertise, is involved with teams for several private finance intiatives ('PFIs'), a new group of government programs in the United Kingdom. The PFIs, which involve governmental bodies responsible for the national healthcare system, social security, and air traffic control, among others, seek to transfer ownership and management of government facilities, such as office buildings and hospitals, to teams of financial institutions, consulting service groups, construction groups and facilities services providers, which competitively bid for PFI contracts. While there is no way to predict the timing or the recipients of the PFI awards, the Company expects to be a member of one or more teams awarded such projects and has already agreed to provide mechanical and electrical services, ground maintenance and other ancillary services for the next five to seven years to approximately 300 buildings which were formerly owned and managed by the British Department of Social Services. The Company has built on its United Kingdom experience to market its facilities services business to international markets and currently provides facilities services through joint ventures to, among others, the new Macau Airport and several companies in South Africa.

     In 1997, the Company established a new subsidiary to expand its facilities service operations in North America patterned on its United Kingdom business. This operating unit seeks to build on existing capabilities, facilities services operations at existing subsidiaries and client relationships to expand the scope of services currently offered and to develop packages of services for customers on a regional, national and global basis. For example, through its Penguin Air Conditioning subsidiary ('Penguin'), based in New York City, the Company provides mechanical and electrical facilities services to maintain Credit Suisse First Boston's headquarters in New York City, where Penguin and other EMCOR subsidiaries were involved with the construction of its space. Through its Texas-based subsidiary, Gowan, the Company has performed facilities services work for the Shell Research Center in Houston. The North American facilities services business principally is focused on opportunities arising from private and public sectors' outsourcing and privatization programs as these sectors focus on their core functions. In the United States, management has targeted opportunities arising from the deregulation of the electric utility industry, deregulation and expansion of the telecommunications industry and the REIT-driven consolidation of the commercial real estate industry as a basis for growth in facilities services.

     The deregulation of the utility industry, in general, has led to renewed focus on energy costs and conservation measures as energy providers compete for market share. In addition, United States federal legislation and executive orders, and similar directives at the state and local levels, have mandated reductions in energy consumption at government facilities which may be accomplished through private programs financed by the resulting energy cost savings. These programs typically include energy assessments and engineering studies, retrofit construction to implement the energy savings measures, and the long-term operation and maintenance of these measures to ensure continued performance. Various subsidiaries of the Company have participated in such programs in the past and have the requisite expertise to perform them. The Company's facilities services subsidiary recently established a strategic alliance with DukeSolutions, Inc., a subsidiary of Duke Energy Corp., to provide energy assessment, design, installation, and operations and maintenance services for various Department of Defense facilities located in 46 states, the District of Columbia and Puerto Rico, and a similar alliance with PECO Energy Company to provide similar services to certain not-for-profit institutions in Massachusetts. See 'Prospectus Summary--Recent Developments.'

     The Company expects similar additional programs to be undertaken as the deregulation of electric utilities continues in the United States, and believes that its ability to be a single source provider of construction and facilities services will place it at a significant competitive advantage. The Company recently announced the acquisition of Newcomb, an energy consulting and engineering services firm, to expand its capabilities in this market. See 'Prospectus Summary--Recent Developments.'

     The deregulation and expansion of the telecommunications industry has led to a rapid expansion of installed infrastructure, including wireless communication systems and long distance networks. Much of the new infrastructure has been built by companies that do not have existing maintenance operations and which seek to focus on providing telecommunication services and not on maintaining their infrastructure. The Company, through several subsidiaries, has provided installation services for the infrastructure of telecommunication companies and facilities services to support their operations. In this industry, the Company has worked on facilities owned by such service providers as Sprint, AT&T, and MCI, has installed and maintained equipment for suppliers such as Lucent, Nortel, and Siemens, and has provided construction and maintenance services to competitive local service providers, such as Teleport Communications Group, and to users who maintain their own systems.

     The REIT-driven consolidation of the real estate industry is creating large portfolios of property that require the types of facilities services offered by the Company. Large REITs and their property managers represent a target market for the facilities services business whereby the Company can offer a comprehensive package of services in addition to its traditional technical services to maintain and service mechanical and electrical systems. While the Company has not yet entered into any agreements with such customers in the North American market, the Company believes that there is significant customer interest in obtaining a provider such as the Company which can offer single point responsibility for multiple property locations.

     The Company offers its facilities services to customers on single-task and multi-task bases depending on a customer's needs, under short-term and multi-year agreements. Such services frequently involve the permanent assignment of employees to customer premises for the duration of the contract, often around the clock.

     The Company believes its mechanical and electrical construction services and facilities services businesses are complementary, permitting it to offer customers a comprehensive package of services. The ability to offer both construction and facilities services should enhance the Company's competitive position with customers. Furthermore, the facilities services business tends to be less cyclical than the construction business as such operations are more responsive to the needs of an industry's operations rather than its construction requirements.

  REPRESENTATIVE OPERATING SUBSIDIARIES

     The following summary provides a representative sample of the Company's principal operating subsidiaries and a description of the work each performs:

     Dynalectric Company

     Dynalectric is one of the country's largest commercial and industrial electrical contractors with 16 locations throughout the United States. Its major projects include:

     o World Bank--provided all electrical construction services for a 1.0 million square foot rehabilitation project of this headquarters building, which included installation of lighting, power, telecommunications and low voltage lighting control systems.

     o Oriole Park at Camden Yards--provided complete electrical construction services, including main switchgear, multiple substations and electrical distribution systems, to private boxes, scoreboard and vendor spaces.

     o Sprint, AT&T, Western Wireless--installed over 700 cellular transmission sites, and performed related electrical services, including wiring and cabling at the sites, tower construction at land sites, purchasing of equipment and communications equipment testing for all such sites.

     Forest Electric Corp.

     Forest Electric is the largest New York City-based electrical contractor. It specializes in complex office interior and fast-track construction projects and voice and data communications system installations. Its major projects include:

     o New York Mercantile Exchange--performed electrical construction services at a new 450,000 square foot, 17 story building, including installation of data communications cabling for more than 1,000 trading stations and 900 non-trading work stations.

     o Teleport Communications--providing 24-hour maintenance services on communications equipment.

     o New York Times Printing Facility--provided electrical construction services for 500,000 square foot building, including power units for five printing presses, conveyor systems, paper roll and retrieval systems, and data systems.

     o Smith Barney--installed electrical, voice and data communication systems on 41 floors, aggregating 1.6 million square feet.

     Hansen Mechanical Contractors, Inc.

     Hansen Mechanical is a mechanical contracting firm based in Las Vegas providing HVAC, plumbing, process piping and sheet metal to commercial and institutional customers. Hansen Mechanical has specialized expertise in the construction of hotels and casinos. Its major projects include:

     o New York, New York Casino--provided mechanical construction services for this Las Vegas hotel and casino, including 2,800 rooms and 700,000 square feet of public space.

     o The Mirage--performed all mechanical construction services for this Las Vegas hotel and casino, which comprises 3,300 rooms and 1.3 million square feet of public space; mechanical construction services included construction of the central HVAC plant and a working volcano.

     o Luxor Hotel--provided mechanical construction services to this hotel and casino project with 2,650 rooms and 650,000 square feet of public space; with a 30-story atrium, the plumbing, smoke removal and HVAC systems were different from any such systems previously constructed in the United States.

     o Bellagio--performing complete mechanical services for this hotel and casino with 3,200 rooms and 2.0 million square feet of public space, including a 10 acre lake requiring specialized piping for water features.


     o Caesar's Palace--provided a complete HVAC central plant for a new hotel tower containing 1,100 suites.

     Trautman & Shreve, Inc.

     Trautman & Shreve is the largest mechanical contractor in the Rocky Mountain region serving Colorado, New Mexico, Utah and Wyoming. It has expertise in HVAC, plumbing and process piping for the unique requirements of the technology, healthcare and airline industries. Its major projects include:

     o Denver International Airport--as the principal mechanical contractor, performed mechanical construction services for almost every aspect of this new facility, including the de-icing systems and the largest airport fueling system in the world.

     o Sun MicroSystems--performing all HVAC, plumbing and controls work for a 563,000 square foot, four building complex.

     o Rockwell International--installed high-purity piping, HVAC and plumbing units in a 245,000 square foot state of the art computer chip manufacturing facility.

     University Mechanical & Engineering Contractors, Inc.

     University Mechanical is a full-service mechanical contractor servicing the Western United States. The company designs and builds HVAC systems, plumbing and process piping systems for commercial, institutional, industrial and military clients; it also fabricates and installs sheet metal. Its major projects include:

     o Intel--providing mechanical and electrical construction services for the installation of three production lines at a semiconductor facility in Costa Rica.

     o Motorola--installed HVAC systems, plumbing and process piping in a 275,000 square foot research, development and manufacturing facility.

     o Arizona Diamondback Bank One Ballpark--provided mechanical construction, including HVAC and plumbing, for the first fully air-conditioned stadium with a retractable roof.

     Drake & Scull Engineering Ltd.

     Headquartered in London, Drake & Scull is one of the largest mechanical and electrical contracting and facilities service providers in the United Kingdom. Its major projects for industrial, commercial and institutional customers include:

     o Jubilee Line Extension--installing electrical and mechanical support systems for 11 stations and a 9.3 mile section of the London Underground, and providing maintenance services for all such systems under a five-year contract.

     o British Airways--managing facilities at Heathrow and Gatwick Airports,

       including maintenance of utilities, data centers, uninterruptible power supply systems, de-icing plants, catering facilities, and cargo handling and workshop specialty equipment.

     o Fujitsu Microelectronics--designed and installed mechanical and electrical systems for a microelectronics plant.

     o British Library--providing facilities services under a three-year contract for a new 1.0 million square foot library.

     Comstock Canada Ltd.

     Comstock Canada is the largest mechanical and electrical contractor in Canada. It provides electrical and mechanical construction services to public and private buildings, refineries, steel mills, mines, pulp and paper mills, power, chemical and automotive plants and public utilities, and installs overhead and underground high voltage lines; it is also a provider of facilities services. Comstock Canada's major projects include:

     o Vancouver International Airport--installed and integrated all mechanical and electrical systems in 1.1 million square foot international terminal and installed instrumentation and mechanical systems for its air traffic control center.

     o TransCanada Pipelines--performed mechanical and electrical construction of high pressure natural gas compressor stations at numerous locations, including construction of compressor and control buildings, equipment installation and large diameter pipe fabrication and installation.

     o Algoma Steel/Danielli Canada--installed mechanical and electrical equipment for various phases of a new steel rolling mill including offloading, transporting and installing 12,000 tons of equipment.

COMPETITION

     The Company believes that the mechanical and electrical construction services business is highly fragmented and competitive. A majority of the Company's revenues are derived from jobs requiring competitive bids; however, an invitation to bid is often conditioned upon prior experience, technical capability and financial strength. The Company competes with national, regional and local companies, most of which are small, owner-operated companies that operate in a limited geographic area. There are few public companies focused on providing mechanical and electrical construction services, although in the last three years more public national and regional firms have been established. The Company is the largest provider of mechanical and electrical construction services in the United States and Canada and one of the largest in the United Kingdom and the world. As such, the Company has a substantial operating history and proven track record which more recent market entrants lack. In the future, competition may be encountered from new entrants, such as public utilities and other companies attempting to consolidate mechanical and electrical construction services companies. Competitive factors in the mechanical and electrical construction services business include: (i) the availability of qualified and/or licensed personnel; (ii) reputation for integrity and quality; (iii) safety record; (iv) cost structure; (v) relationships with customers; (vi) geographic diversity; (vii) ability to control project costs; (viii) experience in specialized markets; (ix) ability to obtain bonding and (x) adequate working capital.

     While the facilities services business is also highly fragmented, a number of large corporations such as Johnson Controls, Inc., Fluor Corp., and ServiceMaster Limited Partnership are engaged in this field, and there are other companies seeking to consolidate facilities services businesses. In addition, the Company's facilities services operations are well established in the United Kingdom but are in a development stage in the United States.

EMPLOYEES

     The Company presently employs approximately 14,000 people, about 75% of whom are represented by various unions. The Company believes that its employee relations are generally good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

NAME                                         AGE                              POSITION
Frank T. MacInnis.........................   51    Chairman of the Board and Chief Executive Officer
Jeffrey M. Levy...........................   45    President and Chief Operating Officer
Sheldon I. Cammaker.......................   58    Executive Vice President, General Counsel and Secretary
Leicle E. Chesser.........................   51    Executive Vice President and Chief Financial Officer
Thomas D. Cunningham......................   48    Executive Vice President
R. Kevin Matz.............................   39    Vice President and Treasurer
Mark A. Pompa.............................   33    Vice President and Controller
Stephen W. Bershad........................   56    Director
David A.B. Brown..........................   54    Director
Albert Fried, Jr..........................   67    Director
Malcolm T. Hopkins........................   69    Director
Kevin C. Toner............................   33    Director

     Frank T. MacInnis. Mr. MacInnis has been Chairman of the Board and Chief Executive Officer of the Company since April 1994 and was President of the Company from April 1994 to April 1997. From April 1990 to April 1994 Mr. MacInnis served as President and Chief Executive Officer, and from August 1990 to April 1994 as Chairman of the Board, of Comstock Group, Inc., a nationwide electrical contracting company. From 1986 to April 1990, Mr. MacInnis was Senior Vice President and Chief Financial Officer of Comstock Group, Inc. In addition, from 1986 to April 1994 Mr. MacInnis was also President of Spie Group Inc., which owns or owned Comstock Group, Inc., Spie Construction Inc., a Canadian

pipeline construction company, and Spie Horizontal Drilling Inc., a United States company engaged in underground drilling for the installation of pipelines and communications cable.

     Jeffrey M. Levy. Mr. Levy has been President of the Company since April 1997 and Chief Operating Officer of the Company since February 1994. He was Executive Vice President of the Company from November 1994 to April 1997 and Senior Vice President of the Company from December 1993 to November 1994. From May 1992 to December 1993, Mr. Levy was President and Chief Executive Officer of the Company's subsidiary EMCOR Mechanical/Electrical Services (East) Inc. From January 1991 to May 1992 Mr. Levy served as Executive Vice President and Chief Operating Officer of Lehrer McGovern Bovis, Inc., a construction management and construction company.

     Sheldon I. Cammaker. Mr. Cammaker has been Executive Vice President and General Counsel of the Company since September 1987 and Secretary of the Company since May 1997. Prior to September 1987, he was a senior partner of the New York City law firm of Botein, Hays & Sklar.

     Leicle E. Chesser. Mr. Chesser has been Executive Vice President and Chief Financial Officer of the Company since May 1994. From April 1990 to May 1994 Mr. Chesser served as Executive Vice President and Chief Financial Officer of Comstock Group, Inc. and from 1986 to May 1994 he was also Executive Vice President and Chief Financial Officer of Spie Group Inc.

     Thomas D. Cunningham. Mr. Cunningham has been Executive Vice President of the Company since July 15, 1997 and was a director of the Company from January 1995 to July 1997. In addition, Mr. Cunningham was Executive Vice President and Chief Financial Officer and a director of Swiss Army Brands, Inc., importer and distributor of Swiss Army knives and watches and Sabatier and Forschner cutlery, from March 1994 to May 1997. Prior to that, Mr. Cunningham was a Managing Director of J.P. Morgan & Co. Incorporated, an international bank, where he worked for 21 years.

     R. Kevin Matz. Mr. Matz has been Vice President and Treasurer of the Company since April 1996 and Staff Vice President--Financial Services of the Company from March 1993 to April 1996. From March 1991 to March 1993, Mr. Matz was Treasurer of Sprague Technologies Inc., a manufacturer of electronic components.

     Mark A. Pompa. Mr. Pompa has been Vice President and Controller of the Company since September 1994. From June 1992 to September 1994, Mr. Pompa was an Audit and Business Advisory Manager of Arthur Andersen LLP, an accounting firm.

     Stephen W. Bershad. Mr. Bershad has been Chairman and Chief Executive Officer for more than the past five years of Axsys Technologies, Inc. (formerly named Vernitron Corporation), a manufacturer of electronic components and controls; Director of the Company since December 15, 1994.

     David A.B. Brown. Mr. Brown has been President of the Windsor Group, a management consulting firm of which he is a co-founder, for more than the past five years. Mr. Brown is also a director of BTU International, Inc. and Marine

Drilling Companies, Inc.; Director of the Company since December 15, 1994.

     Albert Fried, Jr. Mr. Fried has been Managing Partner of Albert Fried & Company, LLC, a broker/dealer and member of the New York Stock Exchange since 1955, and Managing Partner of Buttonwood Specialists, LLC, a New York Stock Exchange specialist firm, since 1992. Mr. Fried is also Chairman of the Board of Directors of Portec, Inc., a manufacturer of engineered products for the construction equipment, material handling and railroad industries; Director of the Company since December 15, 1994.

     Malcolm T. Hopkins. Mr. Hopkins has been a private investor since 1984; Retired Vice Chairman and Chief Financial Officer of the former St. Regis Corporation, a forest products, oil, gas and insurance company. Mr. Hopkins is also a director of the Columbia Energy Group, MAPCO, Inc., Metropolitan Series Fund, Inc., United States Home Corporation and various mutual funds of State Street Research and Management Company; Director of the Company since December 15, 1994.

     Kevin C. Toner. Mr. Toner has been Principal of Aristeia Capital LLC, an investment manager, since June, 1997; President of the Isdell 86 Foundation, a not-for-profit organization, since December 1994; private investor from March 1995 to June 1997; Managing Director from December 1991 to March 1995 of UBS Securities Inc., a broker/dealer and member of the New York Stock Exchange, engaged in corporate finance, underwriting and distribution of high grade United States corporate issues and Eurobonds. From March 1991 to December 1991 Mr. Toner was a Vice President of UBS Securities, Inc.; Director of the Company since December 15, 1994.

                           OWNERSHIP OF COMMON STOCK

     The following table sets forth as of December 31, 1997 certain information regarding beneficial ownership of the Company's Common Stock by each person or group known by the Company to be a beneficial owner of more than five percent of the outstanding shares of Common Stock. Except as otherwise noted, to the Company's knowledge, each person or group listed below has sole voting and investment power with respect to the shares listed next to its name.

                                                                       NUMBER OF SHARES       PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNER                                  BENEFICIALLY OWNED       OWNED

OCM Principal Opportunities Fund, LLP ...........................          943,645(1)            9.9%
550 South Hope Street
Los Angeles, California 90071

Cumberland Associates ...........................................          830,003(2)            8.8%
114 Avenue of the Americas
New York, New York 10036


Steven A. Van Dyke ..............................................          814,200(3)            8.6%
777 South Harbour Island Boulevard
Tampa, Florida 33602

Jeffrey L. Gendell ..............................................          767,600(4)            8.1%
200 Park Avenue, Suite 3900
New York, New York 10016

-----------------------------
(1) As reported in Amendment No. 2 dated December 9, 1997 to Schedule 13D filed with the Securities and Exchange Commission (the 'SEC') by OCM Principal Opportunities Fund, L.P. (the 'Fund') and Oaktree Capital Management, LLC, General Partner of the Fund.

(2) As stated in Amendment No. 4 dated September 25, 1997 to its Schedule 13D filed with the SEC, Cumberland Associates has sole voting power and sole power to dispose or to direct the disposition of 695,903 of these shares and shared voting power and shared power to dispose or to direct the disposition of 134,100 of these shares.

(3) As reported in Schedule 13G dated February 6, 1998, filed with the SEC by Steven A. Van Dyke, Bay Harbour Management, L.C. ('Bay Harbour') and Tower Investment Group, Inc. ('Tower'). Bay Harbour is an investment adviser, of which Tower is a majority stockholder, and Mr. Van Dyke is the sole shareholder and President of Tower. Accordingly, such Schedule 13G states that Bay Harbour may be deemed to be the beneficial owner of 807,000 shares of the Company's Common Stock, Tower may be deemed to be the beneficial owner of the 807,000 shares deemed to be beneficially owned by Bay Harbour and Mr. Van Dyke may be deemed to be the beneficial owner of 814,200 shares of the Company's Common Stock consisting of the 807,000 shares of Common Stock deemed to be beneficially owned by Bay Harbour and 7,200 shares of the Company's Common Stock beneficially owned by Mr. Van Dyke. According to such
    Schedule 13G, Bay Harbour and Tower each has sole power to vote and dispose of 807,000 of these shares, and Mr. Van Dyke has sole power to vote and dispose of 814,200 of such shares.

(4) As reported in Amendment No. 1, dated December 18, 1997, to Schedule 13D filed with the SEC by Jeffrey L. Gendell, Tontine Partners, L.P., Tontine Management, L.L.C. and Tontine Overseas Associates, L.L.C. (as investment manager to Tontine Overseas Fund, Ltd.) includes: 188,050 shares beneficially owned by Tontine Partners, L.P. and Tontine Management, L.L.C. (which have shared voting power and dispositive power with respect to such 188,050 shares) and 575,550 shares beneficially owned by Tontine Overseas Associates, L.L.C. (which has shared voting power and dispositive power with respect to such 575,550 shares). Of these shares, 21,000 shares may be acquired upon exercise of Series X Warrants of the Company. In addition, Mr. Gendell has sole power to vote and sole power to dispose of 4,000 shares and shared voting and dispositive power with respect to 763,600 shares.

SECURITY OWNERSHIP OF MANAGEMENT


     The following table sets forth as of December 31, 1997 certain information regarding the beneficial ownership of Common Stock by each of the Company's directors, its chief executive officer, each of the five most highly compensated executive officers of the Company for its fiscal year ended December 31, 1997, and all its directors and executive officers as a group. Except as otherwise noted, to the Company's knowledge, each of the persons listed below has sole voting power and investment power with respect to the shares listed next to his name.

                                                                             AMOUNT AND NATURE OF
NAME OF BENEFICIAL OWNER                                                    BENEFICIAL OWNERSHIP(1)    PERCENT
Frank T. MacInnis........................................................           136,333(2)           1.4%
Stephen W. Bershad.......................................................            26,500(3)             *
David A.B. Brown.........................................................            10,000(3)             *
Albert Fried, Jr.........................................................            13,007(3)(4)          *
Malcolm T. Hopkins.......................................................            26,500(3)             *
Kevin C. Toner...........................................................            11,000(3)             *
Sheldon I. Cammaker......................................................            33,333(2)             *
Leicle E. Chesser........................................................            33,333(2)             *
Jeffrey M. Levy..........................................................            34,333(2)             *
R. Kevin Matz............................................................             2,000(2)             *
Mark A. Pompa............................................................               166(2)             *
All directors and executive officers as a group..........................           343,005(5)           3.5%

-----------------------------
* Represents less than 1%.

(1) The information contained in this table reflects 'beneficial ownership' as defined in Rule 13d-3 of the Securities Exchange Act of 1934. All percentages set forth in this table have been rounded.

(2) Includes in the case of Mr. MacInnis, 133,333 shares of Common Stock, in the case of each of Messrs. Cammaker, Chesser and Levy, 33,333 shares of Common Stock, in the case of Mr. Matz, 2,000 shares of Common Stock, and in the case of Mr. Pompa, 166 shares of Common Stock, that may be acquired upon the exercise of presently exercisable options or options exercisable within 60 days granted pursuant to the Company's 1994 Management Stock Option Plan.

(3) Includes in the case of Mr. Bershad 16,500 shares, in the case of Mr. Brown, 9,000 shares, in the case of Mr. Fried, 3,000 shares, in the case of Mr. Hopkins 16,500 shares, and in the case of Mr. Toner 6,000 shares, that may be acquired upon exercise of presently exercisable options granted to each non-employee Director pursuant to the Company's 1995 Non-Employee Directors' Non-Qualified Stock Option Plan.

(4) Amount includes beneficial ownership of 10,007 shares of Common Stock by Albert Fried & Company, LLC ('AF&C'), of which Mr. Fried is the Managing Member. AF&C was a holder of pre-petition unsecured claims against the Company in its Chapter 11 proceeding concluded in December 1994. There is a reserve of 140,618 shares of Common Stock for disputed claims against the

    Company to be issued to the holders of pre-petition unsecured allowed claims, including AF&C. To the extent such disputed claims are disallowed, the number of shares beneficially owned by AF&C will increase in a presently undeterminable amount.

(5) Includes 302,999 shares of Common Stock that may be acquired upon the exercise of presently exercisable options or options exercisable within 60 days granted pursuant to the Company's 1994 Management Stock Option Plan and 1995 Non-Employee Directors' Non-Qualified Stock Option Plan.

                              DESCRIPTION OF NOTES

     The Notes are a series of Subordinated Debt Securities described herein and in the accompanying Prospectus that will be issued under the Company's Subordinated Debt Indenture, dated as of March 18, 1998, to be amended and supplemented by a First Supplemental Indenture, with State Street Bank and Trust Company, as Trustee (the 'Trustee'). The Subordinated Debt Indenture, as so amended and supplemented, is hereinafter referred to as the 'Indenture.' The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Subordinated Debt Securities set forth in the accompanying Prospectus, to which reference is hereby made. Nothing contained herein shall be construed to limit the Company's ability to offer Senior Subordinated Debt as set forth in the accompanying Prospectus. Capitalized terms used but not defined herein or in the accompanying Prospectus have the meanings given to them in the Indenture. As used in this section, the 'Company' refers to EMCOR Group, Inc., exclusive of its Subsidiaries, unless the context otherwise requires. The following summary of the Indenture and the Notes does not purport to be complete and such summary is subject to the detailed provisions of the Indenture and the Notes to which reference is hereby made for a full description of such provisions.

GENERAL

     The Notes are general, unsecured obligations of the Company, limited in aggregate principal amount to $100,000,000 ($115,000,000, if the Underwriters' over-allotment option is exercised in full). The Notes are subordinated in right of payment to all Senior Indebtedness, as described under '--Subordination' below. The Notes will initially be issued only in the fully registered form of one or more global notes (the 'Global Notes'), without coupons, in denominations of $1,000 and integral multiples thereof. Each Global Note will be deposited on the date of the closing of the sale of the Notes (the 'Closing Date') with, or on behalf of, The Depository Trust Company (the 'Depositary') and registered in the name of Cede & Co., as nominee of the Depositary. See 'Description of Debt Securities--Provisions Applicable to Senior, Senior Subordinated and Subordinated Debt Securities--Global Securities' in the accompanying Prospectus.

     The Notes will mature on April 1, 2005. The Notes bear interest at the rate per annum stated on the cover page of this Prospectus Supplement from March 18, 1998, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on April 1 and October 1 of each year, commencing October 1, 1998, to the persons in whose names such Notes are registered at the close of business on the March 15 and September 15 immediately preceding such Interest Payment Date. Principal of, premium, if any, and interest on the Notes will be payable, the Notes will be convertible and the Notes may be presented for registration of transfer or exchange, at the office or agency of the Company maintained for such purpose, which office or agency shall be maintained in the Borough of Manhattan, New York City. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     At the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at the addresses set forth upon the registry books of the Company. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Until otherwise designated by the Company, the Company's office or agency will be the corporate trust office of the Trustee presently located in New York City.

     The Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of securities of the Company or the incurrence of Indebtedness or Senior Indebtedness. The Indenture contains no covenants or other provisions to afford protection to Holders of Notes in the event of a highly leveraged transaction or a change of control of the Company, except to the limited extent described under '--Repurchase of Notes at the Option of the Holder Upon a Change of Control' below.

CONVERSION RIGHTS

     Each Holder of Notes will have the right at any time prior to the close of business on the Stated Maturity of the Notes, unless previously redeemed or repurchased, at the Holder's option, to convert any portion of the principal amount thereof that is $1,000 or an integral multiple thereof into shares of Common Stock at the Conversion Price set forth on the cover page of this Prospectus Supplement (subject to adjustment as described below). The right to convert a Note called for redemption or delivered for repurchase and not withdrawn will terminate at the close of business on the Business Day immediately prior to the Redemption Date or Repurchase Date for such Note, unless the Company subsequently fails to pay the applicable Redemption Price or Repurchase Price, as the case may be.

     In the case of any Note that has been converted into Common Stock after any Record Date, but on or before the next Interest Payment Date, interest, the stated due date of which is on such Interest Payment Date, shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest shall be paid to the Holder of such Note who is a Holder on such Record Date. No other adjustment or payment will be made upon the conversion of any Note for interest accrued thereon or for dividends on any securities issued. Any Note converted after any Record Date but before the next Interest Payment Date must be accompanied by payment to the Company of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion (unless such Note shall have been called for redemption, in which case no such payment shall be required); provided, however, that no such payment shall be required with respect to interest payable on April 1, 2001. No fractional shares of Common Stock will be issued upon conversion but, in lieu thereof, an appropriate amount will be paid in cash by the Company based on the market price of Common Stock (determined in accordance with the Indenture) at the close of business on the day of conversion.

     The Conversion Price will be subject to adjustment in certain events, including (a) any payment of a dividend (or other distribution) payable in Common Stock on any class of Capital Stock of the Company, (b) any issuance to all or substantially all holders of Common Stock of rights, options or warrants entitling them to subscribe for or purchase Common Stock at less than the then-current market price of Common Stock (determined in accordance with the Indenture); provided, however, that if such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur, (c) certain subdivisions, combinations or reclassifications of Common Stock, (d) any distribution to all or substantially all holders of Common Stock of evidences of indebtedness, shares of Capital Stock other than Common Stock, cash or other assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above and excluding dividends and distributions paid exclusively in cash or in mergers and consolidations to which the second succeeding paragraph applies), (e) any distribution consisting exclusively of cash (excluding any cash portion of distributions referred to in (d) above, or cash distributed upon a merger or consolidation to which the second succeeding paragraph applies) to all or substantially all holders of Common Stock in an aggregate amount that, combined together with (i) all other such all-cash distributions made within the then preceding 12 months in respect of which no adjustments have been made and (ii) any cash and the fair market value of other consideration paid or payable in respect of any tender or exchange offer by the Company or any of its Subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 15% of the Company's market capitalization (defined as being the product of the then-current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date of such distribution, and (f) the completion of a tender or exchange offer made by the Company or any of its Subsidiaries for Common Stock that involves an aggregate consideration that, together with (i) any cash and other consideration payable in a tender or exchange offer by the Company or any of its Subsidiaries for Common Stock expiring within the 12 months preceding the expiration of such tender or exchange offer in respect of which no adjustment has been made and
(ii) the aggregate amount of any such all-cash distributions referred to in (e) above to all holders of Common Stock within the 12 months preceding the expiration of such tender or exchange offer in respect of which no adjustments have been made, exceeds 15% of the Company's market capitalization on the expiration of such tender or exchange offer. No adjustment of the Conversion Price will be required to be made until the cumulative adjustments amount to 1.0% or more of the Conversion Price as last adjusted. The Company reserves the right to make such reductions in the Conversion Price in addition to those required in the foregoing provisions as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event the Company elects to make such a reduction in the Conversion Price, the Company will comply with the requirements of Rule 14e-1 under the Securities and Exchange Act of 1934 (the 'Exchange Act'), and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Conversion Price.

     In the event that the Company distributes rights or warrants (other than those referred to in (b) in the preceding paragraph) pro rata to holders of Common Stock, so long as any such rights or warrants have not expired or been redeemed by the Company, the Holder of any Note surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of Common Stock issuable upon such conversion (the 'Conversion Shares'), a number of rights or warrants to be determined as follows: (i) if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants (the 'Distribution Date'), the same number of rights or warrants to which a holder of a number of shares of Common Stock equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions of and applicable to the rights or warrants, and (ii) if such conversion occurs after such Distribution Date, the same number of rights or warrants to which a holder of the number of shares of Common Stock into which such Note was convertible immediately prior to such Distribution Date would have been entitled on such Distribution Date in accordance with the terms and provisions of and applicable to the rights or warrants. The Conversion Price of the Notes will not be subject to adjustment on account of any declaration, distribution or exercise of such rights or warrants.

     In case of any reclassification or change of outstanding shares of Common Stock issuable upon conversion of the Notes (other than certain changes in par value) or consolidation or merger of the Company with or into another Person or any merger of another Person with or into the Company (with certain exceptions), or in case of any sale, transfer or conveyance of all or substantially all of the assets of the Company, each Note then outstanding will, without the consent of any Holder of Notes, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, change, consolidation, merger, sale, transfer or conveyance by a holder of the number of shares of Common Stock into which such Note was convertible immediately prior thereto, after giving effect to any adjustment event; provided, that if the kind or amount of securities, cash and other property is not the same for each share of Common Stock held immediately prior to such reclassification, change, consolidation, merger, sale, transfer or conveyance, each Note then outstanding shall become convertible only into the kind and amount of securities, cash or other property received per share by a plurality of non-electing shares.

SUBORDINATION

     The Notes will be general, unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness of the Company. At December 31, 1997, as adjusted to give effect to the consummation of this Offering and the Common Stock Offering and application of the aggregate net proceeds from such Offerings, the Company would have had an aggregate of approximately $3.1 million of Senior Indebtedness outstanding. The Notes are structurally subordinated in right of payment to all liabilities

(including trade payables) of the Company's Subsidiaries. The Company's Subsidiaries had approximately $318.4 million of trade payables and accrued liabilities outstanding at December 31, 1997. The Indenture will not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or its Subsidiaries.

     'Senior Indebtedness' is defined as Indebtedness of the Company outstanding at any time (other than the Indebtedness evidenced by the Notes) except (a) any Indebtedness as to which, by the terms of the instrument creating or evidencing the same, it is provided that such Indebtedness is not senior or prior in right of payment to the Notes or is pari passu or subordinate by its terms in right of payment to the Notes, (b) renewals, extensions and modifications of any such Indebtedness, (c) any Indebtedness of the Company to a wholly-owned Subsidiary of the Company, (d) interest accruing after the filing of a petition initiating certain events of bankruptcy or insolvency unless such interest is an allowed claim enforceable against the Company in a proceeding under federal or state bankruptcy laws and (e) trade payables.

     If (i) the Company should default in the payment of any principal of, premium, if any, or interest, if any, on any Senior Indebtedness of the Company when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration of acceleration or otherwise or (ii) any other default with respect to Senior Indebtedness of the Company shall occur and the maturity of the Senior Indebtedness has been accelerated in accordance with its terms, then, upon written notice of such default to the Company by the holders of such Senior Indebtedness or any trustee therefor, unless and until such default shall have been cured or waived or shall have ceased to exist or such acceleration shall have been rescinded, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) will be made or agreed to be made for principal of, premium, if any, or interest, if any, on the Notes, or in respect of any redemption, retirement, purchase or other acquisition of the Notes other than those made in capital stock of EMCOR (or cash in lieu of fractional shares thereof).

     If any default (other than a default described in the preceding paragraph) occurs under the Senior Indebtedness of the Company, pursuant to which the maturity thereof may be accelerated immediately or upon the expiration of any applicable grace periods (a 'Senior Nonmonetary Default'), then, upon the receipt by the Company and the Trustee of written notice thereof (a 'Payment Notice') from or on behalf of holders of 25% or more of the aggregate principal amount of Senior Indebtedness specifying an election to prohibit such payment and other action by the Company in accordance with the following provisions of this paragraph, the Company may not make any payment or take any other action that would be prohibited by the immediately preceding paragraph during the period (the 'Payment Blockage Period') commencing on the date of receipt of such Payment Notice and ending on the earlier of (i) the date, if any, on which the holders of such Senior Indebtedness or their representative notify the Trustee that such Senior Nonmonetary Default is cured or waived or ceases to exist or the Senior Indebtedness to which such Senior Nonmonetary Default relates is discharged or (ii) the 179th day after the date of receipt of such Payment Notice. Notwithstanding the provisions described in the immediately preceding sentence, the Company may resume payments on the Notes after such Payment

Blockage Period.

     If (i)(A) without the consent of the Company, a receiver, conservator, liquidator or trustee of the Company or of any of its property is appointed by the order or decree of any court or agency or supervisory authority having jurisdiction, and such decree or order remains in effect for more than 60 days or (B) the Company is adjudicated bankrupt or insolvent or (C) any of its property is sequestered by court order and such order remains in effect for more than 60 days or (D) a petition is filed against the Company under any state or federal bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution, liquidation or receivership law of any jurisdiction whether now or hereafter in effect, and is not dismissed within 60 days after such filing; (ii) the Company (A) commences a voluntary case or other proceeding seeking liquidation, reorganization, arrangement, insolvency, readjustment of debt, dissolution, liquidation or other relief with respect to itself or its debt or other liabilities under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or (B) consents to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or (C) fails generally to, or cannot, pay its debts generally as they become due or (D) takes any corporate action to authorize or effect any of the foregoing; or (iii) any Subsidiary of the Company takes, suffers or permits to exist any of the events or conditions referred to in the foregoing clause (i) or (ii), then all Senior Indebtedness of the Company (including any interest thereon accruing after the commencement of any such proceedings) will first be paid in full before any payment or distribution, whether in cash, securities or other property, is made by the Company to any holder of the Notes on account of the principal of, premium, if any, or interest, if any, on the Notes. Any payment or distribution, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the indebtedness evidenced by the Notes, to the payment of all Senior Indebtedness of the Company then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment) that would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Notes will be paid or delivered directly to the holders of Senior Indebtedness of the Company in accordance with the priorities then existing among such holders until all Senior Indebtedness of the Company (including any interest thereon accruing after the commencement of any such proceedings) has been paid in full.

     If any payment or distribution of any character, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Notes, to the payment of all Senior Indebtedness of the Company then outstanding and to any securities issued in respect thereof under any such plan of reorganization or adjustment), shall be received by the Trustee or any Holder of the Notes in contravention of any of the terms of the Subordinated Debt Indenture, such payment or distribution of securities will be received in trust for the benefit of, and will be paid over or delivered and transferred to, the holders of the Senior Indebtedness of the Company then outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness of the Company remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full.

     No provision contained in the Indenture or the Notes will affect the obligation of the Company, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the Notes.

     The Company conducts its operations primarily through its Subsidiaries. Accordingly, the Company's ability to meet its cash obligations in the future will be dependent upon the ability of its Subsidiaries to make cash distributions to the Company. The ability of its Subsidiaries to make distributions to the Company is and will continue to be restricted by, among other limitations, applicable provisions of the laws of national and state governments and certain contractual provisions. The Indenture will not limit the ability of the Company's Subsidiaries to incur such contractual restrictions in the future. The right of the Company to participate in the assets of any Subsidiary (and thus the ability of Holders of the Notes to benefit indirectly from such assets) is generally subject to the prior claims of creditors, including trade creditors, of that Subsidiary except to the extent that the Company is recognized as a creditor of such Subsidiary, in which case the Company's claims would still be subject to any security interest of other creditors of such Subsidiary. The Notes, therefore, will be structurally subordinated to creditors, including trade creditors, of Subsidiaries of the Company with respect to the assets of the Subsidiaries against which such creditors have a more direct claim.

     As a result of these subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of the creditors of the Company or any of its Subsidiaries or a marshalling of assets or liabilities of the Company and its Subsidiaries, Holders of the Notes may receive ratably less than other creditors.

REDEMPTION AT THE COMPANY'S OPTION

     The Notes will not be subject to redemption prior to April 4, 2001 and will be redeemable on and after such date at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice to each Holder, at the following Redemption Prices (expressed as percentages of the principal amount) if redeemed during the 12-month period commencing April 1 of the years indicated below subsequent to 2001, in each case (subject to the right of Holders of record on a Record Date to receive interest due on an Interest Payment Date that is on or prior to such date fixed for redemption (the 'Redemption Date') together with accrued and unpaid interest to, but excluding, the Redemption Date:


YEAR                                                            PERCENTAGE
-------------------------------------------------------------   ----------
2001.........................................................     103.286%
2002.........................................................     102.464%
2003.........................................................     101.643%
2004.........................................................     100.821%
2005.........................................................     100.000%

     In the case of a partial redemption, the Trustee shall select the Notes or portions thereof for redemption on a pro rata basis, by lot or in such other manner it deems appropriate and fair. The Notes may be redeemed in part in multiples of $1,000 only.

     The Notes will not have the benefit of any sinking fund.

     Notice of any redemption will be sent, by first-class mail, postage prepaid, at least 30 days and not more than 60 days prior to the Redemption Date, to the Holder of each Note to be redeemed to such Holder's last address as then shown upon the registry books of the Trustee. The notice of redemption must state, among other things, the Redemption Date, the Redemption Price and the amount of accrued interest to be paid. Any notice that relates to a Note to be redeemed in part only must state the portion of the principal amount to be redeemed and must state that on and after the Redemption Date, upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion thereof will be issued. On and after the Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption, unless the Company defaults in its obligations with respect thereto.

REPURCHASE OF NOTES AT THE OPTION OF THE HOLDER UPON A CHANGE OF CONTROL

     The Indenture will provide that in the event that a Change of Control (as defined) has occurred, the Company is required to make an irrevocable and unconditional (except as described below) offer (the 'Repurchase Offer') to purchase all Notes on the date (the 'Repurchase Date') that is no later than 45 Business

Days (except as described below) after the occurrence of such Change of Control at a cash price (the 'Repurchase Price') equal to 100% of the principal amount thereof, together with accrued and unpaid interest to (but excluding) the Repurchase Date. A Holder of Notes may accept the Repurchase Offer with respect to all or a portion of its Notes (provided that the principal amount of such Notes must be $1,000 or an integral multiple thereof). The Repurchase Offer shall be made within 25 Business Days following a Change of Control and shall remain open for 20 Business Days following its commencement except to the extent that a longer period is required by applicable law (the 'Repurchase Offer Period'). Upon expiration of the Repurchase Offer Period, the Company shall purchase all Notes tendered in response to the Repurchase Offer. If required by applicable law, the Repurchase Date and the Repurchase Offer Period may be

extended as so required; however, if so extended, it shall nevertheless constitute an Event of Default if the Repurchase Date does not occur within 60 Business Days of the Change of Control.

     The Indenture will provide that a 'Change of Control' occurs upon any of the following events: (i) upon any merger or consolidation of the Company with or into any person or any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of the assets of the Company, on a consolidated basis, in one transaction or a series of related transactions, if, immediately after giving effect to such transaction or series of related transactions, any 'person' or 'group' is or becomes the 'beneficial owner,' directly or indirectly, of more than 50% of the total voting power in the aggregate normally entitled to vote in the election of directors, managers, or trustees, as applicable, of the transferee or surviving entity, (ii) when any 'person' or 'group' is or becomes the 'beneficial owner,' directly or indirectly, of more than 50% of the total voting power in the aggregate normally entitled to vote in the election of directors of the Company, (iii) when, during any period of 12 consecutive months after the Issue Date, individuals who at the beginning of any such 12-month period constituted the Board of Directors of the Company (together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office, (iv) a sale or disposition, whether directly or indirectly, by the Company of all or substantially all of its assets, or (v) the pro rata distribution by the Company to its stockholders of substantially all of its assets.

     For purposes of this definition of 'Change of Control,' (i) the terms 'person' and 'group' shall have the meaning used for purposes of Rules 13d-3 and 13d-5 of the Exchange Act as in effect on the Issue Date, whether or not applicable; and (ii) the term 'beneficial owner' shall have the meaning used in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Issue Date, whether or not applicable, except that a 'person' shall be deemed to have 'beneficial ownership' of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time or upon the occurrence of certain events.

     The phrase 'all or substantially all' of the assets of the Company, as included in the definition of Change of Control, is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of 'all or substantially all' of the assets of the Company has occurred.

     On or before the Repurchase Date, the Company will (i) accept for payment Notes or portions thereof properly tendered pursuant to the Repurchase Offer,
(ii) deposit with the Trustee cash sufficient to pay the Repurchase Price (together with accrued and unpaid interest) of all Notes so tendered and (iii) deliver to the Trustee the Notes so accepted, together with an officers' certificate listing the Notes or portions thereof being purchased by the Company. The Trustee will promptly mail to the Holders of Notes so accepted payment in an amount equal to the Repurchase Price (together with accrued and unpaid interest), and the Trustee will promptly authenticate and mail or deliver to such Holders a new Note or Notes equal in principal amount to any unpurchased portion of the Notes surrendered. Any Notes not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Repurchase Offer on or as soon as practicable after the Repurchase Date.

     The Change of Control purchase feature of the Notes may make more difficult or discourage a takeover of the Company, and, thus, the removal of incumbent management. The Change of Control purchase feature resulted from negotiations between the Company and the Underwriters.

     The provisions of the Indenture relating to a Change of Control may not afford the Holders of the Notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction that may adversely affect Holders, if such transaction does not constitute a Change of Control, as set forth above. Moreover, certain events with respect to the Company which may involve an actual change of control of the Company may not constitute a Change of Control for purposes of the Indenture.

     The Company may not have sufficient financial resources available to fulfill its obligation to repurchase the Notes upon a Change of Control or to repurchase other debt securities of the Company or its Subsidiaries providing similar rights to the holders thereof.

     Except as described herein, no modification of the Indenture regarding the provisions on repurchase at the option of any Holder of a Note upon a Change of Control that adversely affects a Holder is permissible without the consent of the Holder of the Note so affected. In the event of a Change of Control, if Holders of in excess of two-thirds of the outstanding aggregate principal amount of the Notes so determine at any time following the occurrence of such Change of Control and before the close of business on the Business Day immediately preceding the Repurchase Date, such event shall not be treated as a Change of Control for purposes of the Indenture. In such event, (i) the Company shall not be required to make the Repurchase Offer, (ii) to the extent the Repurchase Offer has already been made, such Repurchase Offer shall be deemed revoked, and
(iii) to the extent any Notes have been tendered in response to any such revoked Repurchase Offer, such tender shall be rescinded and the Notes so tendered shall be promptly returned to the Holders thereof. For purposes of any such determination by the Holders of the outstanding Notes, Notes held by the Company or an Affiliate of the Company (including any Person that would become an Affiliate of the Company (or its successor) as a consequence of the event or series of events that otherwise would be treated as a Change of Control for purposes of the Indenture) shall be disregarded.

     To the extent applicable, the Company will comply with Section 14 of the Exchange Act and the provisions of Regulation 14E and any other tender offer rules under the Exchange Act and any other securities laws, rules and regulations that may then be applicable to any offer by the Company to purchase the Notes at the option of the Holders upon a Change of Control.

REPORTS


     Whether or not the Company is subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act, the Company shall deliver to the Trustee, within 15 days after it is or would have been required to file such with the Securities and Exchange Commission (the 'Commission'), annual and quarterly consolidated financial statements substantially equivalent to financial statements that would have been included in reports filed with the Commission if the Company were subject to the requirements of Section 13 or 15(d) of the Exchange Act, including, with respect to annual information only, a report thereon by the Company's certified independent public accountants as such would be required in such reports to the Commission and, in each case, together with a management's discussion and analysis of financial condition and results of operations as such would be so required.

EVENTS OF DEFAULT AND REMEDIES

     The provisions of the Indenture which are described in the accompanying Prospectus under 'Description of Debt Securities--Provisions Applicable to Senior, Senior Subordinated and Subordinated Debt Securities-- Events of Default' will, as and to the extent modified as described in this Prospectus Supplement, apply to the Notes. In addition to the events of default specified in the accompanying Prospectus under 'Description of Debt Securities--Provisions Applicable to Senior, Senior Subordinated and Subordinated Debt Securities--Events of Default,' (i) the failure of the Company to perform any conversion of Notes required under the Indenture and the continuance of any such failure for 30 days, (ii) final unsatisfied judgments not covered by insurance aggregating in excess of $15 million, at any one time rendered against the Company or any of its Significant Subsidiaries and not stayed, bonded or discharged within 60 days, (iii) failure of the Company or any Significant Subsidiary to make any payment at maturity, including any applicable grace period, in respect of Indebtedness (other than non-recourse obligations) in an amount in excess of $15 million and continuance of such failure for 30 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of Notes outstanding, and (iv) default by the Company or any

Significant Subsidiary with respect to any Indebtedness (other than non-recourse obligations), which default results in the acceleration of Indebtedness in an amount in excess of $15 million without such Indebtedness having been discharged or such acceleration having been rescinded, annulled or waived for 30 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of Notes outstanding shall, in each case, constitute an Event of Default with respect to the Notes.

     The Indenture will provide that if an Event of Default occurs and is continuing (other than an Event of Default in respect of certain events of bankruptcy, insolvency or reorganization of the Company), then in every such case, unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to the Company (and to the Trustee if given by Holders), may declare all principal, premium, if any, and accrued interest, on or with respect to the Notes to be due and payable immediately. If an Event of Default in respect of certain events of bankruptcy, insolvency or reorganization of the Company occurs, all principal, premium, if any, and accrued interest, will be immediately due and payable on all outstanding Notes without any declaration or other act on the part of the Trustee or the Holders. The Holders of no less than a majority in aggregate principal amount of Notes generally are authorized to rescind such acceleration if all existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest on, the Notes that have become due solely by such acceleration, have been cured or waived.

     Prior to the declaration of acceleration of the maturity of the Notes, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding may waive on behalf of all the Holders any default, except a default in the payment of principal of or interest on any Note not yet cured, or a default with respect to any covenant or provision that cannot be modified or amended without the consent of the Holder of each outstanding Note affected. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable security or indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange the Notes in accordance with the Indenture. The Company or Trustee may require a Holder, among other things, to furnish appropriate endorsements, legal opinions and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Notes selected for redemption. Also, the Company is not required to transfer or exchange any Notes for a period of 15 days before the mailing of a Repurchase Offer or notice of redemption.

     The registered Holder of a Note may be treated as the owner thereof for all purposes.

BOOK-ENTRY, DELIVERY AND FORM

     The Depositary has advised the Company that it is a limited-purpose trust company that was created to hold securities for its participants (the 'Participants') and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants (including Euroclear and Cedel). The Depositary's Participants include securities brokers and dealers (including the Underwriter), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, 'Indirect Participants') that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. The rules applicable to the

Depositary and its Participants are on file with the Commission.

     Payments with respect to the principal of, premium, if any, and interest on any Note represented by a Global Note registered in the name of the Depositary or its nominee on the applicable record date will be payable by the Trustee to or at the direction of the Depositary or its nominee in its capacity as the registered Holder of the Global Note representing such Notes under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including, principal, premium, if any, or interest) or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Note as shown on the records of the Depositary. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

     Holders who desire to convert their Notes into Common Stock pursuant to the terms of the Notes should contact their brokers or other Participants or Indirect Participants to obtain information on procedures, including proper forms and cut-off times, for submitting such requests.

     Neither the Company nor the Trustee shall be liable for any delay by the Depositary or any Participant or
Indirect Participant in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

GOVERNING LAW

     The Indenture and the Notes provide that they are to be governed in accordance with the laws of the State of New York.

THE TRUSTEE

     State Street Bank and Trust Company will be the Trustee under the Indenture. A successor Trustee may be appointed in accordance with the terms of the Indenture.

     The Indenture will contain certain limitations on the rights of the Trustee, in the event it becomes a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign.

     In case an Event of Default shall occur (and shall not be cured), the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of Notes, unless they shall have offered to the Trustee reasonable security or indemnity.

CERTAIN DEFINITIONS

     'Capital Stock' means, with respect to any corporation, any and all shares, interests, rights to purchase (other than convertible or exchangeable indebtedness), warrants, options, participations or other equivalents of or interests (however designated) in stock issued by that corporation.

     'Indebtedness' with respect to any person, means, without duplication:

          (a)(i) the principal of, premium, if any, and interest, if any, on indebtedness for money borrowed of such person, indebtedness of such person evidenced by bonds, notes, debentures or similar obligations, and any guaranty by such person of any indebtedness for money borrowed or indebtedness evidenced by bonds, notes, debentures or similar obligations of any other person, whether any such indebtedness or guaranty is outstanding on the date of the Indenture or is thereafter created, assumed or incurred, (ii) obligations of such person for the reimbursement of any obligor on any letter of credit, banker's acceptance, surety bond or similar credit transaction and any guaranty by such Person of any such reimbursement obligation, (iii) the principal of and premium, if any, and interest, if any, on indebtedness incurred, assumed or guaranteed by such person in connection with the acquisition by it or any of its subsidiaries of any other businesses, properties or other assets, (iv) lease obligations that such person capitalized in accordance with Statement of Financial Accounting Standards No. 13 promulgated by the Financial Accounting Standards Board or such other generally accepted accounting principles as may be from time to time in effect, (v) any indebtedness of such person representing the balance deferred and unpaid of the purchase price of any property or interest therein (except any such balance that constitutes an accrued expense or trade payable) and any guaranty, endorsement or other contingent obligation of such person in respect of any indebtedness of another that is outstanding on the date of the Indenture or is thereafter created, assumed or incurred by such person and (vi) obligations of such person under interest rate, commodity or currency swaps, caps, collars, options and similar arrangements and guaranties of such obligations; and

          (b) any amendments, modifications, refundings, renewals or extensions of any indebtedness or obligation described as Indebtedness in clause (a) above.


     'Issue Date' means the date on which the Notes are originally issued and authenticated under the Indenture.

     'Stated Maturity' when used with respect to any Note, means April 1, 2005.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company is 31,000,000 shares consisting of 30,000,000 shares of Common Stock, par value $0.01 per share (the 'Common Stock') and 1,000,000 shares of Preferred Stock, par value $0.10 per share, in such series and with such voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as may be fixed from time to time by the Board of Directors for each series (the 'Preferred Stock'). The following summary description of certain provisions of the Company's Amended and Restated Certificate of Incorporation (the 'Certificate of Incorporation') and the Stockholder Rights Plan does not purport to be complete and is qualified in its entirety by reference to said provisions.

COMMON STOCK

     As of December 31, 1997, 9,590,827 shares of Common Stock were issued and outstanding including 140,618 shares reserved for issuance pursuant to the Company's Plan of Reorganization. The outstanding Common Stock is, and the Common Stock offered hereby when issued and paid for will be, fully paid and non-assessable.

     Dividends. Dividends on the Common Stock will be paid if, when and as determined by the Board of Directors of the Company out of funds legally available for this purpose. The Company did not pay dividends on its Common Stock during 1995, 1996 or 1997 and it does not anticipate that it will pay dividends on its Common Stock in the foreseeable future. The Company's working capital credit facility limits the payment of dividends on its Common Stock.

     Voting Rights. Holders of Common Stock are entitled to one vote for each share held by them on all matters presented to shareholders.

     Liquidation Rights. After satisfaction of the preferential liquidation rights of any Preferred Stock, the holders of the Common Stock are entitled to share, ratably, in the distribution of all remaining net assets.

     Preemptive and Other Rights. The holders of Common Stock do not have preemptive rights as to additional issues of Common Stock or conversion rights. The shares of Common Stock are not subject to redemption or to any further calls or assessments and are not entitled to the benefit of any sinking fund provisions. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holder of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK


     The Certificate of Incorporation authorizes the Board of Directors to issue from time to time, up to 1,000,000 shares of Preferred Stock, in one or more series, and with such voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as may be fixed from time to time by the Board of Directors for each series. As of the date of this Prospectus Supplement, no shares of Preferred Stock have been issued.

STOCKHOLDER RIGHTS PLAN

     The Company's Board of Directors enacted a stockholder rights plan (the 'Rights Plan') designed to protect the interests of the Company's stockholders in the event of a potential takeover the terms of which have not been approved by the Board of Directors as being in the best interests of the Company and its stockholders. Pursuant to the Rights Plan, on March 3, 1997 the Board declared a dividend of one preferred share purchase right (a 'Right') for each outstanding share of Common Stock. The dividend was paid on March 14, 1997 to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.10 per share (the 'Preferred Stock') of the Company at a price of $70 per one one-thousandth of a share of Preferred Stock, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of March 3, 1997, as the same may be amended from time to time, between the Company and The Bank of New York, as Rights Agent.

     Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to received 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     In the event that any person or group of affiliated persons acquires beneficial ownership of 15% or more of the Company's outstanding Common Stock (an 'Acquiring Person'), each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right at the then current exercise price of the Right, that number of shares of Common Stock having a market value of two times the exercise price of the Right.

     In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock or the occurrence of an event described in the prior paragraph, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company's Preferred Stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the 'Redemption Price'). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights in any manner that does not adversely affect the interests of holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following summary describes the material United States federal income tax consequences of the ownership of Notes by initial purchasers as of the date hereof who purchase the Notes for their issue price, and does not address the tax consequences to subsequent purchasers. Except where noted, it deals only with Notes, shares of Common Stock and warrants or rights to purchase Common Stock that are held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, tax exempt entities, life insurance companies, persons holding Notes as a part of a hedging, conversion or constructive sale transaction or a straddle or holders of Notes whose 'functional currency' is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended ( the 'Code'), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

     As used herein, a 'United States Holder' means a holder of a Note, share of Common Stock or warrants or rights to purchase Common Stock that is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust which is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a) (30) of the Code. A 'Non-United States Holder' means a holder other than a United States Holder.

PAYMENTS OF INTEREST

     It is not expected that the Notes will be issued with more than a de minimis amount of original issue discount within the meaning of section 1273(a) of the Code. In such case, interest on a Note will generally be taxable to a United States Holder as ordinary income from domestic sources at the time it is paid or accrued in accordance with the United States Holder's method of accounting for tax purposes.

CONSTRUCTIVE DIVIDEND

     The Conversion Price of the Notes is subject to adjustment in certain circumstances. Under Section 305(c) of the Code, adjustments that have the effect of increasing the proportionate interest of United States Holders of the Notes in the assets or earnings of the Company (for example, an adjustment following a distribution of property by the Company to its stockholders) may in some circumstances give rise to a deemed distribution to holders of the Notes. Similarly, a failure to adjust the conversion price of the Notes to reflect a stock dividend or other event increasing the proportionate interest of holders of outstanding Common Stock can in some circumstances give rise to a deemed distribution to United States Holders of Common Stock. Such deemed distributions will be taxable as ordinary income (subject to a possible dividends-received deduction in the case of United States Holders that are domestic corporations) to the extent of the Company's current and accumulated earnings and profits.

SALE, EXCHANGE OR REDEMPTION OF NOTES OR SHARES OF COMMON STOCK

     A United States Holder's tax basis in a Note will, in general, be the United States Holder's cost therefor. Except as provided under '--Conversion of Notes into Common Stock,' a United States Holder of a Note generally will recognize gain or loss upon the sale, exchange, redemption, or other disposition of the Note equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less any amount attributable to accrued interest, which will be taxable as such) and the adjusted tax basis of the Note. For the basis and holding period of shares of Common Stock, see '--Conversion of Notes into Common Stock.' In general, each United States Holder of Common Stock will recognize gain or loss upon the sale, exchange, redemption, or other disposition of the Common Stock equal to the difference between the amount realized and the adjusted tax basis of the Common Stock. The gain or loss upon disposition of a Note or a share of Common Stock will be capital gain or loss. Under recently enacted legislation, capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation which may vary depending upon the holding period of such capital assets. Prospective investors should consult their own tax advisors with respect to the tax consequences of the new legislation. The deductibility of capital losses is subject to limitations.

CONVERSION OF NOTES INTO COMMON STOCK

     A United States Holder of a Note will not recognize gain or loss on the conversion of a Note into shares of Common Stock (except to the extent that the Common Stock issued upon the conversion is attributable to accrued interest on the Note). In general, the United States Holder's aggregate tax basis in the shares of Common Stock received in respect of the conversion of the Notes will be equal to the United States Holder's tax basis in the Note exchanged therefor (less any portion thereof allocable to cash received in lieu of a fractional share). The holding period of the shares of Common Stock received by the United States Holder in connection with the conversion of the Note will include the period during which the United States Holder held the Note before the conversion, except to the extent that such Common Stock is attributable to accrued interest on the Note.

     Cash received in lieu of a fractional share of Common Stock should be treated as a payment in exchange for such fractional share. Gain or loss recognized on the receipt of cash paid in lieu of such fractional shares generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional shares.

     Under certain circumstances, if the Company has issued rights or warrants to holders of Common Stock with respect to which no conversion price adjustment has been made, United States Holders of Notes that convert such Notes into Common Stock may receive upon conversion rights or warrants to purchase Common Stock of the Company in addition to the shares of Common Stock. See 'Description of Notes--Conversion Rights.' Under recently finalized Treasury regulations, no gain or loss should be recognized by a United States Holder upon the receipt of such rights or warrants. In such case, the tax basis that the United States Holders would have had in the Common Stock absent the receipt of such warrants or rights (as described above) would be allocated between the Common Stock and the warrants or rights based on their respective fair market values. The Company intends to provide United States Holders with its estimate of the fair market values of the Common Stock and warrants or rights. United States Holders should consult their own tax advisors concerning the United States federal income tax consequences of the right to receive and the receipt of such rights or warrants.

     As a general rule, no gain or loss would be recognized to a United States Holder upon the exercise of a warrant or right for cash (except to the extent of cash, if any received in lieu of the issuance of fractional shares of Common Stock). The adjusted tax basis of a share of Common Stock so acquired would be equal to the sum of the United States Holder's adjusted tax basis in the exercised warrant or right and the exercise price. The holding period of such share of Common Stock should commence upon the date of exercise. Upon the sale or exchange of a warrant or right, a United States Holder would recognize capital gain or loss equal to the difference between the amount realized upon the sale or exchange and the United States Holder's adjusted tax basis in the warrant or right. If a warrant or right expires unexercised, a United States Holder will have a capital loss equal to its adjusted tax basis in the warrant or right.

DIVIDENDS ON SHARES OF COMMON STOCK

     Distributions on shares of Common Stock will constitute dividends for United States federal income tax purposes to the extent of the Company's current and accumulated earnings and profits (as determined under United States federal income tax principles). Subject to certain significant limitations in the Code, dividends paid to United States Holders that are corporations may qualify for the dividends received deduction. To the extent, if any, that a United States Holder receives a distribution in excess of current and accumulated earnings and profits of the Company, such distribution will be treated first as a non-taxable return of capital reducing the United States Holder's tax basis in the shares of Common Stock. Any such distribution in excess of the United States Holder's basis in the shares of Common Stock will be treated as a capital gain.

NON-UNITED STATES HOLDERS

  Notes

     Under present United States federal income and estate tax law, and subject to the discussion below concerning backup withholding:

          (a) no withholding of United States federal income tax will be required with respect to the payment by the Company or any paying agent of principal or interest on a Note owned by a Non-United States Holder, provided (i) that the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder (including the stock constructively owned by the Non-United States Holder by reason of the conversion feature of the Notes), (ii) the beneficial owner is not a controlled foreign corporation that is related to the Company through stock ownership, (iii) the beneficial owner is not a bank whose receipt of interest on a Note is described in section 881(c)(3)(A) of the Code and (iv) the benefical owner satisfies the statement requirement (described generally below) set forth in section 871(h) and section 881(c) of the Code and the regulations thereunder;

          (b) no withholding of United States federal income tax will be required with respect to any gain or income realized by a Non-United States Holder upon the sale, exchange, retirement or other disposition of a Note;

     and

          (c) a Note beneficially owned by an individual who at the time of death is a Non-United States Holder will not be subject to United States federal estate tax as a result of such individual's death, provided that such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the company entitled to vote within the meaning of section 871(h)(3) of the Code and provided that the interest payments with respect to such Note would not have been, if received at the time of such individual's death, effectively connected with the conduct of a United States trade or business by such individual.

     To satisfy the requirement referred to in (a)(iv) above, the beneficial owner of such Note, or a financial institution holding the Note on behalf of such owner, must provide, in accordance with specified procedures, a paying agent of the Company with a statement to the effect that the beneficial owner is not a United States person. Currently, these requirements will be met if (1) the beneficial owner provides his name and address, and certifies, under penalties of perjury, that he is not a United States person (which certification may be made on an Internal Revenue Service Form ('IRS') W-8 (or successor form)) or (2) a financial institution holding the Note on behalf of the beneficial owner certifies, under penalties of perjury, that such statement has been received by it and furnishes a paying agent with a copy thereof. Under recently finalized Treasury regulations (the 'Final Regulations'), the statement requirement referred to in (a)(iv) above may also be satisfied with other documentary evidence for interest paid after December 31, 1998 with respect to an offshore account or through certain foreign intermediaries.

     If a Non-United States Holder cannot satisfy the requirements of the 'portfolio interest' exception described in (a) above, payments of interest made to such Non-United States Holder will be subject to a 30% withholding tax unless the beneficial owner of the Note provides the Company or its paying agent, as the case may be, with a properly executed (1) IRS Form 1001 (or successor form) claiming an exemption from withholding under the benefit of a tax treaty or (2) IRS Form 4224 (or successor form) stating that interest paid on the Note is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States. Under the Final Regulations, Non-United States Holders will generally be required to provide IRS Form W-8 in lieu of IRS Form 1001 and IRS Form 4224, although alternative documentation may be applicable in certain situations.

     If a Non-United States Holder is engaged in a trade or business in the United States and interest on the Note is effectively connected with the conduct of such trade or business, the Non-United States Holder, although exempt from the withholding tax discussed above, will be subject to United States federal income tax on such interest on a net income basis in the same manner as if it were a United States Holder. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, such interest on a Note will be included in such foreign corporation's earnings and profits.

     Any gain or income realized upon the sale, exchange, retirement or other disposition of a Note generally will not be subject to United States federal income tax unless (i) such gain or income is effectively connected with a trade or business in the United States of the Non-United States Holder, or (ii) in the case of a Non-United States Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other disposition, and certain other conditions are met.

  Constructive Dividend

     The Conversion Price of the Notes is subject to adjustment in certain circumstances. Any such adjustment may, in certain circumstances, give rise to a deemed distribution to Non-United States Holders of Notes. See above under '--Constructive Dividend.' In such case, the deemed distribution would be subject to the rules discussed below regarding withholding of United States federal income tax on dividends in respect of shares of Common Stock. See '--Non-United States Holders--Common Stock.'

  Conversion of Notes into Common Stock

     A Non-United States Holder of a Note will not be subject to United States federal income tax on the conversion of a Note into shares of Common Stock, except to the extent the Common Stock issued upon the conversion is attributable to accrued interest on the Note. Such interest will be subject to the rules regarding interest discussed above under '--Non-United States Holders--Notes.' Non-United States Holders should consult their own tax advisors concerning the United States federal income tax consequences of the right to receive and the receipt of such warrants or rights.

     Under recently finalized Treasury regulations, a Non-United States Holder should not be subject to United States federal income tax on the receipt of any rights or warrants to purchase Common Stock that the Holder receives upon conversion of the Note into Common Stock. In addition, such Holder will not be subject to United States federal income tax upon the exercise of such right or warrant. Upon the sale or exchange of such a right or warrant, a Non-United States Holder will generally be subject to the rules discussed above regarding a sale or exchange of a Note. See '--Non-United States Holders--Notes.'

     Any cash received by a Non-United States Holder in lieu of a fractional share of Common Stock upon the conversion of a Note into shares of Common Stock or upon the exercise of a right or warrant to purchase a share of Common Stock should be treated as a payment in exchange for the fractional share and will be subject to the rules regarding a sale or other disposition of Common Stock discussed below under '--Non-United States Holders--Common Stock.'

  Common Stock

     Dividends paid to a Non-United States Holder of Common Stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-United States Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-United States Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under such effectively connected income exemption. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional 'branch profits tax' at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Until December 31, 1998, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding tax discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under the Final Regulations, a Non-United States Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends paid after December 31, 1998, will be required to satisfy applicable certification and other requirements.

     A Non-United States Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

     A Non-United States Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-United States Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-United States Holder (ii) in the case of a Non-United States Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the Company is or has been a 'U.S. real property holding corporation' for United States federal income tax purposes.

     An individual Non-United States Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-United States Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-United States Holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.


     The Company is not and does not anticipate becoming a 'U.S. real property holding corporation' for United States federal income tax purposes. If the Company is or becomes a U.S. real property holding corporation, so long as the Common Stock continues to be regularly traded on an established securities market, only a Non-United States Holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) more than five percent of the Common Stock will be subject to United States federal income tax under (iii) on the disposition of the Common Stock.

     Common Stock held by an individual Non-United States Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply to certain payments of interest or dividends on, or to the proceeds of the sale or other disposition of, the Notes, shares of Common Stock or warrants or rights to purchase Common Stock made to United States Holders other than certain exempt recipients (such as corporations). A 31% backup withholding tax will apply to such payments if the United States Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report in full dividend and interest income.

     No information reporting or backup withholding will be required with respect to payments made by the Company or any paying agent to Non-United States Holders if a statement described in (a)(iv) under '--Non-United States Holders--Notes' has been received or, in the case of dividends paid to a Non-United States Holder on or prior to December 31, 1998, such payments are made to an address outside the United States and the payor does not have actual knowledge that the beneficial owner is a United States person.

     In addition, no backup withholding or information reporting will apply if payments of principal or interest on a Note or dividends on a share of Common Stock are paid or collected by a foreign office of a custodian, nominee or other foreign agent on behalf of the beneficial owner of such Note or share of Common Stock, or if a foreign office of a broker (as defined in applicable Treasury regulations) pays the proceeds of the sale of a Note or a share of Common Stock to the owner thereof. If, however, such nominee, custodian, agent or broker is, for United States federal income tax purposes, a United States person, a controlled foreign corporation or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or, for taxable years beginning after December 31, 1998, a foreign partnership, in which one or more United States persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or which is engaged in a trade or business in the United States, such payments will not be subject to backup withholding but will be subject to information reporting, unless (1) such custodian, nominee, agent or broker has documentary evidence in its records that the beneficial owner is not a United States person and certain other conditions are met or (2) the beneficial owner otherwise establishes an exemption.

     Payments of principal and interest on a Note or dividends on a share of Common Stock paid to the beneficial owner of a Note by a United States office of a custodian, nominee or agent, or the payment by the United States office of a broker of the proceeds of sale of a Note or share of Common Stock, will be subject to both backup withholding and information reporting unless the beneficial owner provides the statement referred to in (a) (iv) under '--Non-United States Holders--Notes' above and the payor does not have actual knowledge that the beneficial owner is a United States person or otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

DEDUCTIBILITY OF INTEREST PAYMENTS BY THE COMPANY

     Under recently enacted legislation, no deduction is permitted for interest paid or accrued on any indebtedness of a corporation that is 'payable in equity' of the issuer or a related party. Debt is treated as debt payable in equity of the issuer if the debt is part of an arrangement designed to result in payment of the instrument with or by reference to the equity. Such arrangements could include debt instruments that are convertible at the holder's option if it is substantially certain that the option will be exercised. The legislative history indicates that it is not expected the provision will affect debt with a conversion feature where the conversion price is significantly higher than the market price of the stock on the date of the debt issuance. Accordingly, the Company does not believe that its interest deduction with respect to interest payments on the Notes will be adversely affected by these rules.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement (the 'Underwriting Agreement'), the Underwriter, Donaldson, Lufkin & Jenrette Securities Corporation ('DLJ'), has agreed to purchase from the Company $100,000,000 aggregate principal amount of Notes at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement.

     The Underwriting Agreement provides that the obligations of the Underwriter to purchase and accept delivery of the Notes offered hereby are subject to approval by its counsel of certain legal matters and to certain other conditions. The Underwriter is obligated to purchase and accept delivery of all the Notes offered hereby (other than those covered by the over-allotment option described below) if any are purchased.

     The Underwriter proposes initially to offer the Notes in part directly to the public at the price to the public set forth on the cover page of this Prospectus Supplement and in part to certain dealers (including the Underwriter) at such price less a concession not in excess of 1.8% of the principal amount of the Notes. The Underwriter may allow, and such dealers may re-allow to certain other dealers, discounts not in excess of 0.25% of the principal amount of the Notes. After this offering, the offering price and other selling terms may be changed by the Underwriter at any time without notice.

     The Company has granted to the Underwriter an option, exercisable not later than 30 calendar days after the date of the Underwriting Agreement, to purchase from time to time, in whole or in part, up to an additional $15,000,000 aggregate principal amount of the Notes at the price to the public set forth on the cover page of this Prospectus Supplement, less the underwriting discounts and commissions. The Underwriter may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the Underwriter exercises such option, the Underwriter will become obligated, subject to certain conditions, to purchase such additional amount of Notes.

     The Company has agreed to indemnify the Underwriter against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriter may be required to make in respect thereof.

     The Company and its executive officers and directors have agreed, subject to certain exceptions, with the Underwriter not to, directly or indirectly, offer, pledge, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or warrants, options or rights to purchase or acquire Common Stock, transfer all or a portion of the economic consequences associated with the ownership of any Common Stock, or enter into any arrangement to do any of the foregoing, for a period of 90 days after the date of this Prospectus Supplement without the prior written consent of DLJ.

     The Notes will constitute a new issue of securities with no established trading market. The Underwriter presently intends to make a market in the Notes. However, the Underwriter is not obligated to do so and any market-making activities may be discontinued at any time without notice. Application has been made to list the Notes on the Nasdaq SmallCap Market. However, no assurance can be given that an active trading market for the Notes will develop or, if such market develops, as to the liquidity or sustainability of such market.

     Other than in the United States, no action has been taken by the Company or the Underwriter that would permit a public offering of the Notes offered hereby in any jurisdiction where action for that purpose is required. The Notes offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement, the accompanying Prospectus or any other offering material or advertisements in connection with the offer and sale of the Notes be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus Supplement and the accompanying Prospectus come are advised to inform themselves about and to observe any restrictions relating to the offering of the Notes and the distribution of this Prospectus Supplement and the accompanying Prospectus. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any Notes offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

     In connection with this offering, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes, the Common Stock, or both. Specifically, the Underwriter may over-allot this offering, creating a short position. In addition, the Underwriter may bid for and purchase the Notes, the Common Stock, or both, in the open market to cover short positions or to stabilize the price of the Notes. These activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriter is not required to engage in these activities and may end any of these activities at any time.

                                 LEGAL MATTERS

     Certain legal matters related to the Notes being offered hereby are being passed upon for the Company by Simpson Thacher & Bartlett, New York, New York, and for the Underwriter by Milbank, Tweed, Hadley & McCloy, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedules included in this Prospectus Supplement and elsewhere in the accompanying Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                       EMCOR GROUP, INC. AND SUBSIDIARIES
                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                                                                                                              PAGE
EMCOR GROUP, INC. AND SUBSIDIARIES:
  Consolidated Balance Sheets--December 31, 1997 and 1996..................................................    F-2
  Consolidated Statements of Operations--Years ended December 31, 1997, 1996 and 1995......................    F-3
  Consolidated Statements of Cash Flows--Years ended December 31, 1997, 1996 and 1995......................    F-4
  Consolidated Statements of Stockholders' Equity--Years ended
     December 31, 1997, 1996 and 1995......................................................................    F-5
  Notes to Consolidated Financial Statements...............................................................    F-6
  Report of Independent Public Accountants.................................................................   F-23

                       EMCOR GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                               DECEMBER 31,
                                                                                        --------------------------
                                                                                          1997            1996
ASSETS

Current assets:
Cash and cash equivalents...........................................................    $  49,376       $ 50,705
Accounts receivable, less allowance for doubtful accounts of $20,456 and $18,812,
  respectively......................................................................      480,997        442,930
Costs and estimated earnings in excess of billings on uncompleted contracts.........       73,974         67,765
Inventories.........................................................................        7,363          9,108
Prepaid expenses and other..........................................................       10,951          8,143
                                                                                        ---------     ------------
Total current assets................................................................      622,661        578,651

Investments, notes and other long-term receivables..................................        5,901          5,737
Property, plant and equipment, net..................................................       27,164         26,952
Other assets........................................................................        4,928          3,407
                                                                                        ---------     ------------
Total assets........................................................................    $ 660,654       $614,747
                                                                                        ---------     ------------
                                                                                        ---------     ------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Borrowings under working capital credit lines.......................................    $   9,497       $ 14,200
Current maturities of long-term debt and capital lease obligations..................          927            361
Accounts payable....................................................................      239,117        218,099
Billings in excess of costs and estimated earnings on uncompleted contracts.........      112,833        105,653
Accrued payroll and benefits........................................................       49,058         43,789
Other accrued expenses and liabilities..............................................       45,163         39,596
                                                                                        ---------     ------------
Total current liabilities...........................................................      456,595        421,698
Long-term debt......................................................................       63,212         73,051
Other long-term obligations.........................................................       45,524         36,115
Stockholders' equity:
Preferred Stock, $.10 par value, 1,000,000 shares authorized, zero issued and
  outstanding.......................................................................           --             --
Common Stock, $.01 par value, 13,700,000 shares authorized, 9,590,827 and 9,514,636
  shares issued and outstanding or issuable, respectively...........................           96             95
Warrants............................................................................        2,154          2,154
Capital surplus.....................................................................       87,107         81,672
Cumulative translation adjustment...................................................         (195)         1,378
Retained earnings (accumulated deficit).............................................        6,161         (1,416)

                                                                                        ---------     ------------
Total stockholders' equity..........................................................       95,323         83,883
                                                                                        ---------     ------------
Total liabilities and stockholders' equity..........................................    $ 660,654       $614,747
                                                                                        ---------     ------------
                                                                                        ---------     ------------

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                       EMCOR GROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED DECEMBER 31,
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        DECEMBER 31,
                                                                           --------------------------------------
                                                                              1997          1996          1995
Revenues................................................................   $1,950,868    $1,669,274    $1,588,744
Costs and expenses:
  Cost of sales.........................................................    1,768,685     1,508,486     1,445,597
  Selling, general and administrative...................................      154,769       143,674       137,254
                                                                           ----------    ----------    ----------
                                                                            1,923,454     1,652,160     1,582,851
                                                                           ----------    ----------    ----------
Operating income........................................................       27,414        17,114         5,893
Interest expense........................................................      (13,029)      (14,890)      (17,453)
Interest income.........................................................        1,077         2,244         2,633
Other income............................................................           --        12,500            --
Net loss on business sold...............................................           --            --          (926)
                                                                           ----------    ----------    ----------
Income (loss) before income taxes and extraordinary item................       15,462        16,968        (9,853)
Income tax provision....................................................        6,881         7,531         1,000
                                                                           ----------    ----------    ----------
Income (loss) before extraordinary item.................................        8,581         9,437       (10,853)
Extraordinary item--loss on early extinguishment of debt, net of
  income taxes..........................................................       (1,004)           --            --
                                                                           ----------    ----------    ----------
Net income (loss).......................................................   $    7,577    $    9,437    $  (10,853)
                                                                           ----------    ----------    ----------
                                                                           ----------    ----------    ----------
Basic earnings (loss) per share:
Income (loss) before extraordinary item.................................   $     0.90    $     1.00    $    (1.13)
Extraordinary item--loss on early extinguishment of debt, net of
  income taxes..........................................................        (0.11)           --            --
                                                                           ----------    ----------    ----------
Basic earnings (loss) per share.........................................   $     0.79    $     1.00    $    (1.13)
                                                                           ----------    ----------    ----------
                                                                           ----------    ----------    ----------

Diluted earnings (loss) per share:
Income (loss) before extraordinary item.................................   $     0.84    $     0.96    $    (1.13)
Extraordinary item--loss on early extinguishment of debt, net of
  income taxes..........................................................        (0.10)           --            --
                                                                           ----------    ----------    ----------
Diluted earnings (loss) per share.......................................   $     0.74    $     0.96    $    (1.13)
                                                                           ----------    ----------    ----------
                                                                           ----------    ----------    ----------

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                       EMCOR GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,
                                 (IN THOUSANDS)

                                                                                        DECEMBER 31,
                                                                              ---------------------------------
                                                                                1997        1996         1995
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss).........................................................    $  7,577     $ 9,437     $(10,853)
Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
Depreciation and amortization.............................................       8,192       7,864        8,912
Net loss from business sold...............................................          --          --          926
Stock compensation........................................................          --          --            6
Non-cash interest expense.................................................       1,319       4,748        7,690
Non-cash income tax provision.............................................       5,587       6,771           --
Non-cash portion of extraordinary item....................................         533          --           --
Other, net................................................................         612         252          465
                                                                              --------     -------     --------
                                                                                23,820      29,072        7,146
Change in Operating Assets and Liabilities Excluding Effect of Businesses
  Disposed of and Acquired:
(Increase) decrease in accounts receivable, net...........................     (37,585)     (6,956)       2,635
(Increase) decrease in inventories and contracts in progress..............       3,029     (11,228)     (16,320)
Increase (decrease) in accounts payable and other accrued expenses and
  liabilities.............................................................      31,740      (6,891)       5,312
Decrease in insurance cash collateral.....................................          --      30,812        6,765
Decrease in funds held in escrow..........................................          --       8,271          378
Changes in other assets and liabilities, net..............................       4,613      (9,997)       4,785
                                                                              --------     -------     --------
Net Cash Provided by Operations...........................................      25,617      33,083       10,701
                                                                              --------     -------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from working capital credit lines................................     136,862      45,625           --
Payments of working capital credit lines..................................    (141,565)    (56,425)     (15,000)

Proceeds from long-term debt and capital lease obligations................         906         226          180
Payments of long-term debt and capital lease obligations..................        (685)       (873)      (1,379)
Repayment of Series A Notes...............................................          --     (66,424)          --
Partial repayment and redemption of Series C Notes........................     (11,920)         --           --
Exercise of stock options.................................................         427         487           --
Proceeds from notes payable...............................................          --       9,596       21,266
Payments of notes payable.................................................          --     (24,363)     (11,404)
Debt issuance costs.......................................................        (304)     (1,600)          --
                                                                              --------     -------     --------
Net Cash Used In Financing Activities.....................................     (16,279)    (93,751)      (6,337)
                                                                              --------     -------     --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of businesses and other assets.........................         750         353          650
Proceeds from sales of net assets held for sale...........................          --      66,424           --
Purchase of property, plant and equipment.................................      (9,753)     (7,428)      (4,512)
Acquisition of business...................................................      (1,500)         --           --
Net disbursements for other investments...................................        (164)       (983)          --
                                                                              --------     -------     --------
Net Cash (Used In) Provided By Investing Activities.......................     (10,667)     58,366       (3,862)
                                                                              --------     -------     --------
(Decrease) increase in Cash and Cash Equivalents..........................      (1,329)     (2,302)         502
Cash and Cash Equivalents at Beginning of Year............................      50,705      53,007       52,505
                                                                              --------     -------     --------
Cash and Cash Equivalents at End of Year..................................    $ 49,376     $50,705     $ 53,007
                                                                              --------     -------     --------
                                                                              --------     -------     --------

The accompanying notes to the consolidated financial statements are an integral part of these statements.
                                      F-4

                       EMCOR GROUP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                           RETAINED
                                                                          CUMULATIVE       EARNINGS          TOTAL
                                         COMMON                CAPITAL    TRANSLATION    (ACCUMULATED    STOCKHOLDERS'
                                         STOCK     WARRANTS    SURPLUS    ADJUSTMENT       DEFICIT)         EQUITY
January 1, 1995.......................    $ 94      $2,179     $78,857      $    --        $     --         $81,130
Foreign currency translation
  adjustment..........................      --          --          --          327              --             327
Other.................................      --          --           6           --              --               6
Net loss..............................      --          --          --           --         (10,853)        (10,853)
                                         ------    --------    -------    -----------    ------------    -------------
Balance, December 31, 1995............      94       2,179      78,863          327         (10,853)         70,610
Foreign currency translation
  adjustment..........................      --          --          --        1,051              --           1,051
Common Stock issued under stock option
  plans...............................       1          --         486           --              --             487
NOL utilization.......................      --          --       2,298           --              --           2,298
Net income............................      --          --          --           --           9,437           9,437
Other.................................      --         (25)         25           --              --              --
                                         ------    --------    -------    -----------    ------------    -------------
Balance, December 31, 1996............      95       2,154      81,672        1,378          (1,416)         83,883
Foreign currency translation
  adjustment..........................      --          --          --       (1,573)             --          (1,573)
Common Stock issued under stock option
  plans...............................       1          --         426           --              --             427
NOL utilization.......................      --          --       5,009           --              --           5,009
Net income............................      --          --          --           --           7,577           7,577
                                         ------    --------    -------    -----------    ------------    -------------
Balance, December 31, 1997............    $ 96      $2,154     $87,107      $  (195)       $  6,161         $95,323
                                         ------    --------    -------    -----------    ------------    -------------
                                         ------    --------    -------    -----------    ------------    -------------

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                       EMCOR GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--NATURE OF OPERATIONS

     EMCOR Group, Inc. ('EMCOR' or the 'Company') is a multinational corporation involved in mechanical and electrical construction services and facilities services. EMCOR's subsidiaries specialize in the design, integration, installation, start-up, testing, operation and maintenance of (i) distribution systems for electrical power (including power cables, conduits, distribution panels, transformers, generators, uninterruptible power supply systems and related switch gear and control); (ii) lighting systems, including fixtures and controls; (iii) low-voltage systems, including fire alarm, security, communications and process control systems; (iv) heating, ventilation, air conditioning, refrigeration and clean-room process ventilation systems; and (v) plumbing, process and high-purity piping systems. EMCOR's subsidiaries provide mechanical and electrical construction and facilities services directly to end-users (including corporations, municipalities and other governmental entities, owners/developers, and tenants of buildings) and, indirectly, by acting as a subcontractor for construction managers, general contractors, systems suppliers and other subcontractors. Mechanical and electrical construction services are principally either large installation projects with contracts generally in the multi-million dollar range; smaller system installations involving renovation and retrofit work; and maintenance and service. In addition, certain of its subsidiaries operate and maintain mechanical and/or electrical systems for customers under contracts and provide other services commonly referred to as facilities services including the management of facilities and the provision of support services to customers at the customer's facilities. Mechanical and electrical construction and facilities services are provided to a broad range of commercial, industrial and institutional customers through offices located in major markets throughout the United States, Canada and the United Kingdom and through its joint ventures in the United Arab Emirates, Saudi Arabia, South Africa, Hong Kong and Macau.

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated.

  Principles of Preparation

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassifications of prior years data have been made in the accompanying consolidated financial statements where appropriate to conform to the current presentation.

  Revenue Recognition

     Revenues from long-term contracts are recognized on the percentage-of-completion method. Percentage-of-completion for the mechanical and electrical construction services business is measured principally by the percentage of costs incurred and accrued to date for each contract to the estimated total costs for each contract at completion. Certain of the Company's electrical contracting business units measure percentage-of-completion by the percentage of labor costs incurred to date for each contract to the estimated total labor costs for such contract, while others are on the cost to total cost method. Revenues from facilities services are recognized as services are provided.

     Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. In forecasting ultimate profitability on certain contracts, estimated recoveries are included for work performed under customer change orders to contracts for which firm prices have not yet been negotiated. Due to

                       EMCOR GROUP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED) uncertainties inherent in the estimation process, it is reasonably possible that completion costs, including those arising from contract penalty provisions and final contract settlements, will be revised in the near-term. Such revisions to costs and income are recognized in the period in which the revisions are determined.

  Costs and Estimated Earnings on Uncompleted Contracts

     Costs and estimated earnings in excess of billings on uncompleted contracts arise when revenues have been recorded but the amounts cannot be billed under the terms of the contracts. Such amounts are recoverable from customers upon various measures of performance, including achievement of certain milestones, completion of specified units or completion of the contract.

     Also included in costs and estimated earnings on uncompleted contracts are amounts the Company seeks or will seek to collect from customers or others for errors or changes in contract specifications or design, contract change orders in dispute or unapproved as to both scope and price, or other customer-related causes of unanticipated additional contract costs (claims and pending change orders). These amounts are recorded at their estimated net realizable value when realization is probable and can be reasonably estimated. No profit is recognized on the construction costs incurred in connection with these amounts. Pending change orders involve the use of estimates and it is reasonably possible that revisions to the estimated recoverable amounts of recorded pending change orders may be made in the near-term. Claims made by the Company involve negotiation and, in certain cases, litigation. The Company expenses such costs as incurred, although it may seek to recover these costs as part of the claim. The Company believes that it has established legal bases for pursuing recovery of recorded claims and it is management's intention to pursue and litigate these claims, if necessary, until a decision or settlement is reached. Claims and pending change orders also involve the use of estimates and it is reasonably possible that revisions to the estimated recoverable amounts of recorded claims may be made in the near-term. Claims against the Company are recognized when a loss is considered probable and amounts are reasonably determinable.

     Costs and estimated earnings on uncompleted contracts and related amounts billed as of December 31, 1997 and 1996 are as follows (in thousands):


                                                                        1997          1996
Costs incurred on uncompleted contracts...........................   $2,282,127    $2,442,197
Estimated earnings................................................      158,832       175,094
                                                                     ----------    ----------
                                                                      2,440,959     2,617,291
Less billings to date.............................................    2,479,998     2,655,179
                                                                     ----------    ----------
                                                                     $  (39,039)   $  (37,888)
                                                                     ----------    ----------
                                                                     ----------    ----------

     Such amounts are included in the accompanying Consolidated Balance Sheets at December 31, 1997 and 1996 under the following captions (in thousands):

                                                                         1997         1996
Costs and estimated earnings in excess of billings on uncompleted
  contracts.........................................................   $  73,794    $  67,765
Billings in excess of costs and estimated earnings on uncompleted
  contracts.........................................................    (112,833)    (105,653)
                                                                       ---------    ---------
                                                                       $ (39,039)   $ (37,888)
                                                                       ---------    ---------
                                                                       ---------    ---------

     As of December 31, 1997 costs and estimated earnings in excess of billings on uncompleted contracts include unbilled revenues for pending change orders of approximately $14.5 million and claims of approximately $12.5 million. In addition, accounts receivable as of December 31, 1997 included claims and contractually billed amounts related to such contracts of approximately $44.5 million. Claims and related amounts, included in

                       EMCOR GROUP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED) accounts receivable, aggregated approximately $49.2 million as of December 31, 1996. Generally, contractually billed amounts will not be paid by the customer to the Company until final resolution of related claims.

  Classification of Contract Amounts

     In accordance with industry practice, the Company classifies as current all assets and liabilities related to the performance of long-term contracts. The contracting cycle for certain long-term contracts may extend beyond one year and, accordingly, collection or payment of amounts related to these contracts may extend beyond one year. Accounts receivable at December 31, 1997 and 1996 included $88.2 million and $70.9 million, respectively, of retainage billed under terms of the contracts. The Company estimates that approximately 85% of retainage recorded at December 31, 1997 will be collected during 1998.

  Cash and Cash Equivalents

     For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. The Company maintains a centralized cash management program whereby its excess cash balances are invested in high-quality, short-term money market instruments which are considered cash equivalents. At times, cash balances in the Company's bank accounts may exceed federally insured limits.

  Inventories

     Inventories, which consist primarily of construction materials, are stated at the lower of cost or market. Cost is determined principally using average cost.

  Property, Plant and Equipment

     Property, plant and equipment is stated at cost. Depreciation is recorded principally using the straight-line method over estimated useful lives ranging from 3 to 40 years.

     Property, plant and equipment in the accompanying Consolidated Balance Sheets consisted of the following amounts as of December 31, 1997 and 1996 (in thousands):

                                                                            1997        1996
Machinery and equipment................................................   $ 24,824    $ 22,615
Furniture and fixtures.................................................      5,728       4,507
Land, buildings and leasehold improvements.............................     13,758      13,554
                                                                          --------    --------
                                                                            44,310      40,676
Accumulated depreciation and amortization..............................    (17,146)    (13,724)
                                                                          --------    --------
                                                                          $ 27,164    $ 26,952
                                                                          --------    --------
                                                                          --------    --------

  Fair Value of Financial Instruments

     The Company's financial instruments include accounts receivable, investments, notes and other long-term receivables, other assets, long-term debt (excluding the Company's Series C Notes), foreign currency contracts and other financing commitments whose carrying values approximate their fair values.


     At December 31, 1997, the fair value of the Company's Series C Notes was $64.3 million compared to the carrying value of $56.3 million. The fair value was estimated based on quoted market prices and market interest rates as of December 31, 1997.

                       EMCOR GROUP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
  Foreign Operations

     The financial statements and transactions of the Company's foreign subsidiaries are maintained in their functional currency and translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, 'Foreign Currency Translation'. Translation adjustments have been accumulated as a separate component of stockholders' equity.

  Other Income

     Other income in the accompanying Consolidated Statement of Operations for the year ended December 31, 1996 includes a pre-tax gain of $12.5 million ($8.1 million after-tax) on the sale of certain assets held for sale, including the sale of substantially all of the assets of the Company's principal water supply subsidiary Jamaica Water Supply Company ('JWS'). JWS and the Company's other water supply subsidiary, Sea Cliff Water Company ('Sea Cliff'), are referred to hereafter as the 'Water Companies.'

  Income Taxes

     The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes' ('SFAS 109'). SFAS 109 requires an asset and liability approach which requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

  Foreign Exchange Contracts

     Gains and losses on contracts designated as hedges of net investments in foreign subsidiaries are recognized in the Consolidated Statements of Stockholders' Equity as exchange rates change as Cumulative Translation Adjustment.

     As of December 31, 1997, the Company had one forward contract that is designated as, and is effective as, an economic hedge of a net investment in a foreign entity. The amount of this forward contract is not material to the consolidated financial statements.

  Valuation of Stock Option Grants


     The Company continues to account for its stock option plans under Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees' ('APB 25'). See Note G for pro forma information relating to treatment of the Company's stock option plans under Statement of Financial Accounting Standards No. 123, 'Accounting for Stock-Based Compensation' ('SFAS 123').

NOTE C--EARNINGS PER SHARE

     Effective December 31, 1997 the Company adopted Statement of Financial Accounting Standards No. 128 ('SFAS No. 128' or the 'Statement'), 'Earnings Per Share' ('EPS'), which established standards for computing and presenting EPS. The Statement replaced the presentation of Primary EPS with a presentation of Basic EPS, as defined, and Fully Diluted EPS with Diluted EPS, as defined.

                       EMCOR GROUP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE C--EARNINGS PER SHARE--(CONTINUED)
     The following tables summarize the Company's calculation of Basic EPS and Diluted EPS for the years ended December 31, 1997, 1996 and 1995:

                                                                                             1997
                                                                          ------------------------------------------
                                                                             INCOME          SHARES        PER SHARE
                                                                          (NUMERATOR)     (DENOMINATOR)     AMOUNT
Basic EPS
Income before extraordinary item available to common stockholders......   $  8,581,000       9,547,869      $  0.90
                                                                                                           ---------
                                                                                                           ---------
Effect of Dilutive securities:
  Options..............................................................             --         305,336
  Warrants.............................................................             --         321,690
                                                                          ------------    -------------
Diluted EPS............................................................   $  8,581,000      10,174,895      $  0.84
                                                                          ------------    -------------    ---------
                                                                          ------------    -------------    ---------



                                                                                             1996
                                                                          ------------------------------------------
                                                                             INCOME          SHARES        PER SHARE
                                                                          (NUMERATOR)     (DENOMINATOR)     AMOUNT
Basic EPS
Income before extraordinary item available to common stockholders......   $  9,437,000       9,479,817      $  1.00
                                                                                                           ---------
                                                                                                           ---------
Effect of Dilutive Securities:
  Options..............................................................             --         276,960
  Warrants.............................................................             --          54,226
                                                                          ------------    -------------
Diluted EPS............................................................   $  9,437,000       9,811,003      $  0.96
                                                                          ------------    -------------    ---------
                                                                          ------------    -------------    ---------

                                                                                             1995
                                                                          ------------------------------------------
                                                                             INCOME          SHARES        PER SHARE
                                                                          (NUMERATOR)     (DENOMINATOR)     AMOUNT
Basic EPS
Loss before extraordinary item available to common stockholders........   $(10,853,000)      9,580,418      $ (1.13)
                                                                                                           ---------
                                                                                                           ---------
Effect of Dilutive Securities:
  Options..............................................................             --              --
  Warrants.............................................................             --              --
                                                                          ------------    -------------
Diluted EPS............................................................   $(10,853,000)      9,580,418      $ (1.13)
                                                                          ------------    -------------    ---------
                                                                          ------------    -------------    ---------

     The number of the Company's warrants and options granted which were excluded from the computation of Diluted EPS for the years ended December 31, 1997, 1996 and 1995 because they would be antidilutive is as follows:

                                                                         1997       1996        1995
Series X.............................................................        --         --      605,000
Series Y.............................................................        --    605,000      605,000
Series Z(a)..........................................................        --         --      170,000
Options..............................................................        --     33,000           --
                                                                        -------    -------    ---------
  Total..............................................................        --    638,000    1,380,000
                                                                        -------    -------    ---------
                                                                        -------    -------    ---------


------------------

(a) The Series Z Warrants expired on December 15, 1996.

                       EMCOR GROUP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE C--EARNINGS PER SHARE--(CONTINUED)
     As a result of adopting SFAS No. 128, the Company's reported earnings per share for the years ended December 31, 1996 and 1995 were restated. The effect of this accounting change on previously reported earnings per share data is as follows:

PER SHARE AMOUNTS                                                              1996      1995
Primary EPS as reported.....................................................   $0.95    $(1.13)
Effect of SFAS No. 128......................................................    0.05        --
                                                                               -----    ------
Basic EPS as restated.......................................................   $1.00    $(1.13)
                                                                               -----    ------
                                                                               -----    ------
Fully diluted EPS as reported...............................................   $0.95    $(1.13)
Effect of SFAS No. 128......................................................    0.01        --
                                                                               -----    ------
Diluted EPS as restated.....................................................   $0.96    $(1.13)
                                                                               -----    ------
                                                                               -----    ------

NOTE D--CURRENT DEBT

  New Credit Facility

     On June 19, 1996, the Company and its subsidiary Dyn Specialty Contracting Inc. ('Dyn') entered into a credit agreement with Harris Trust and Savings Bank ('Harris') providing the Company a working capital credit facility for borrowings up to $100.0 million (the 'New Credit Facility') for a three-year period. The New Credit Facility, as amended, which is guaranteed by certain direct and indirect subsidiaries of the Company and is secured by substantially all of the assets of the Company and those subsidiaries, provides for borrowing capacity available in the form of revolving loans ('Revolving Loans') and/or letters of credit ('LCs'). The Revolving Loans bear interest at a variable rate, which is the prime commercial lending rate announced by Harris from time to time (8.5% at December 31, 1997) plus 1.0%--2.0% based on certain financial tests. The interest rate on the Revolving Loans was 9.5% at December 31, 1997. LC fees ranging from 1.50% to 3.25% are charged based on the type of LC issued. The New Credit Facility expires on June 19, 1999. As of December 31, 1997, the Company had approximately $25.7 million of LCs and approximately $9.5 million of

Revolving Loans outstanding under the New Credit Facility which are classified as Current Liabilities under the caption 'Borrowings under working capital credit lines' in the accompanying Consolidated Balance Sheets.

  MES and DYN Credit Agreements

     On December 14, 1994, the Company and certain of its subsidiaries entered into two credit agreements (the 'Old Credit Agreements') with Belmont Capital Partners II, L.P. ('Belmont'), certain directors of the Company and/or their affiliates and other lenders (the 'Lenders') providing the Company and MES and certain of its subsidiaries with working capital facilities of up to an aggregate amount of $45.0 million which became available December 15, 1994. The MES Credit Agreement, one of the Old Credit Agreements, was among the Company, its subsidiary MES Holdings Corporation ('MES'), substantially all of the U.S. subsidiaries of MES, as guarantors, and the Lenders and provided the Company and MES with loans in an aggregate amount of up to $35.0 million. The Dyn Credit Agreement, the other Old Credit Agreement, was among the Company, Dyn, Dyn's subsidiaries, as guarantors, and the Lenders and provided Dyn with loans in aggregate amount of up to $10.0 million. The loans bore interest on the principle amount thereof at the rate of 15% per annum.

     The proceeds from the Old Credit Agreements were used to repay amounts outstanding under the Company's previous working capital loan, pay fees and expenses in connection with the Old Credit Agreements and the balance was used for general working capital purposes.

     Borrowings outstanding under the Old Credit Agreements were repaid in June 1996 from proceeds received by the Company from the sale of the Water Companies and from borrowings under the New Credit Facility at which time the Old Credit Agreements were terminated.

                       EMCOR GROUP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE D--CURRENT DEBT--(CONTINUED)
  Series A Notes

     On December 15, 1994 the Company issued or reserved for issuance approximately $62.2 million principal amount of Series A Notes and reserved for issuance up to a maximum of $8.8 million additional principal amount of Series A Notes upon resolution of disputed and unliquidated pre-petition general unsecured claims. Approximately $4.7 million of the outstanding Series A Notes were redeemed in 1995 and the balance of the Series A Notes were paid in full during the second quarter of 1996 (approximately $66.5 million in principal and accrued interest thereon) with proceeds received by the Company from the sale of the Water Companies.

  Foreign Borrowings

     In October 1997, the Company's Canadian subsidiary, Comstock Canada Ltd., renewed a credit agreement with a bank providing for an overdraft facility of up to Cdn. $0.5 million. The facility is secured by a standby letter of credit and provides for interest at the bank's prime rate (6.0% at December 31, 1997). There were no borrowings outstanding under this facility at December 31, 1997 and 1996. The Canadian subsidiary may utilize the Company's working capital credit facility for any future working capital requirements.

     In September 1995, a number of the Company's United Kingdom subsidiaries renegotiated and renewed a demand credit facility with a United Kingdom bank for a credit line of pounds 17.1 million (approximately U.S. $26.8 million). The facility was secured by substantially all of the assets of the Company's principal United Kingdom subsidiaries. The overdraft facility provided for interest at the bank's base rate, as defined (6.5% as of December 31, 1995), plus 3.0% on the first pounds 5.0 million of borrowings and at the bank's base rate plus 4.0% for borrowings over pounds 5.0 million. During 1996, the Company's United Kingdom subsidiaries replaced the overdraft line with Revolving Loans and LCs under the New Credit Facility.

NOTE E--LONG-TERM DEBT

     Long-Term Debt in the accompanying Consolidated Balance Sheets consist of the following amounts as of December 31, 1997 and 1996 (in thousands):

                                                                            1997       1996
Series C Notes, outstanding face value of approximately $61.9 million and $73.8 million, respectively, at 11.0% discounted to a 14.0%
  effective rate, due 2001..............................................   $56,290    $66,039
Supplemental SellCo Note, outstanding face value of approximately $5.5
  million at 8.0%, discounted to a 14.0% effective rate, due 2004.......     4,733      4,474
Capitalized Lease Obligations at weighted average interest rates from
  7.25% to 11.0%, payable in varying amounts through 2004...............     1,482      1,007
Other, at weighted average interest rates of approximately 9.6%, payable
  in varying amounts through 2012.......................................     1,634      1,892
                                                                           -------    -------
                                                                            64,139     73,412
Less current maturities.................................................      (927)      (361)
                                                                           -------    -------
                                                                           $63,212    $73,051
                                                                           -------    -------
                                                                           -------    -------

  Series C Notes

     On December 15, 1994 the Company issued approximately $62.8 million principal amount of Series C Notes. Interest on the Series C Notes was payable semiannually through June 15, 1996 by the issuance of additional Series C Notes and is currently payable quarterly in cash. The Series C Notes are unsecured indebtedness of the Company and are subordinate to indebtedness under the Company's New Credit Facility. The

                       EMCOR GROUP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE E--LONG-TERM DEBT--(CONTINUED)
Series C Notes have been recorded at a discount to their face amount to yield an estimated effective interest rate of 14.0%. The Series C Notes mature on December 15, 2001 and are currently redeemable at a redemption price equal to 104% of the principal amount. The redemption price decreases ratably to face value at maturity.

     On June 3, 1997, the Company purchased $1.0 million of Series C Notes and retired such notes. On June 27, 1997, the Company called for the partial redemption of approximately $10.9 million principal amount of Series C Notes. In accordance with the Indenture governing the Series C Notes, the redemption price of the Series C Notes was 105% of the principal amount redeemed. Accordingly, the Company recorded an extraordinary loss of approximately $1.0 million related to the early retirement of debt. The extraordinary loss consisted primarily of the write-off of the associated debt discount plus premiums and costs associated with the redemption, net of income tax benefits of approximately $0.7 million.

     On February 29, 1996, an aggregate majority of principal amount of the outstanding Series C Notes consented to amendments to the Series C Indenture under which the Series C Notes were issued. The amendments (i) reduced the Consolidated Fixed Charge Coverage Ratio (the 'Ratio'), as defined, required to be maintained by the Company and certain of its subsidiaries under the Series C Indenture and (ii) excluded from the calculation of the Ratio certain non-cash interest payments payable by the issuance of additional Series C Notes.

  Supplemental SellCo Note

      On December 15, 1994, EMCOR issued to its wholly-owned subsidiary SellCo Corporation ('SellCo') its 8.0% promissory note in the principal amount of approximately $5.5 million (the 'Supplemental SellCo Note'). The note matures on the earlier of (i) December 15, 2004 or (ii) one day prior to the date on which the SellCo Notes (hereafter defined) are deemed canceled. If at any time after December 15, 1999, prior to the maturity date of the SellCo Notes (December 15, 2004) the value of the consolidated assets of SellCo and its subsidiaries (excluding the Supplemental SellCo Note) is determined by independent appraisal to be less than $250,000, the balance of the SellCo Notes (not theretofore paid from net sales proceeds from the sale of the stock or assets of SellCo subsidiaries and the proceeds of the Supplemental SellCo Note which will have become due and payable) will be deemed canceled. Interest on the Supplemental SellCo Note is payable upon maturity. The Supplemental SellCo Note has been recorded at a discount to its face amount to yield an estimated effective interest rate of 14.0%.

  SellCo Notes

     On December 15, 1994, SellCo issued approximately $48.1 million principal amount of 12.0% Subordinated Contingent Payments Notes, due 2004, (the 'SellCo Notes'). Interest is payable semiannually in additional SellCo Notes. Net Cash Proceeds (as defined in the Indenture pursuant to which the SellCo Notes were issued) from the sales of stock or assets of SellCo subsidiaries are to be used to redeem SellCo Notes. The SellCo Notes are not obligations of EMCOR and accordingly are not included in the accompanying Consolidated Balance Sheets as of December 31, 1997 and 1996. The holders of the SellCo Notes may only look to EMCOR to the extent of EMCOR's obligation to pay the Supplemental SellCo Note plus accrued interest thereon. In May 1996, the Company completed the sale of substantially all of the assets of its subsidiary JWS to The City of New York and the Water Authority of Western Nassau County. In May 1996, the Company also completed the sale of the stock of Sea Cliff to a subsidiary of Aquarion Company. Approximately $2.1 and $0.7 million of the proceeds from the sale of the stock of Sea Cliff and the sale of assets of JWS, respectively, were used to redeem, in part, the SellCo Notes during August 1996. On February 28, 1997, the Company redeemed approximately $6.6 million of SellCo Notes with proceeds from the sale of assets of JWS which monies had been retained pending disposition of the lawsuit brought by certain holders of Warrants of Participation ('Warrants') that had been issued by the Company prior to its Chapter 11 proceedings. As the liabilities of JWS are finally determined, JWS' various contingent liabilities are resolved, funds held in escrow under the sales agreements (the 'Sales

                       EMCOR GROUP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE E--LONG-TERM DEBT--(CONTINUED)
Agreements') for the sale of assets of JWS and the stock of Sea Cliff are released, and post closing adjustments under the Sales Agreements are agreed upon, additional amounts of the sales proceeds may become available, from time to time, for additional redemptions of the SellCo Notes. The SellCo Notes mature on December 15, 2004 if not deemed canceled at an earlier date as discussed above under Supplemental SellCo Note.

  Other Long-Term Debt

     Other long-term debt consists primarily of loans for real estate, office equipment, automobiles and building improvements. As of December 31, 1997 and 1996, respectively, other long-term debt, excluding current maturities, totaling $1.5 million and $1.8 million was owed by certain of the Company's subsidiaries. The aggregate amount of other long-term debt maturing during the next five years is approximately: $0.1 million in each of 1998, 1999, 2000, 2001, 2002; and $1.1 million thereafter.

NOTE F--INCOME TAXES

     The Company files a consolidated federal income tax return including all its U.S. subsidiaries. At December 31, 1997, the Company had net operating loss carryforwards ('NOLs') for U.S. income tax purposes of approximately $170.0 million, which expire in the years 2007 through 2010. The NOLs are subject to review by the Internal Revenue Service. Future changes in ownership of the Company, as defined by Section 382 of the Internal Revenue Code, could limit the amount of NOLs available for use in any one year.

     The Company adopted Fresh-Start Accounting in connection with the Company's reorganization in December, 1994. As a result, the tax benefit of any net operating loss carryforwards or net deductible temporary differences which existed as of December 15, 1994 will result in a charge to the tax provision

(provision in lieu of income taxes) and be allocated to reorganization value in excess of amounts allocable to identifiable assets established in connection with the Company's emergence from bankruptcy and to capital surplus. For the year ended December 31, 1996 the Company allocated approximately $4.5 million of its tax provision to reorganization value in excess of amounts allocable to identifiable assets thereby reducing this balance to zero. The remaining utilization of NOLs and other deferred tax assets, approximately $5.0 million and $2.3 million for the years ended December 31, 1997 and 1996, respectively, have been applied to capital surplus for the years then ended.

     The income tax provision in the accompanying Consolidated Statements of Operations for the years ended December 31, 1997, 1996 and 1995 consists of (in thousands):

                                                                              1997       1996      1995
Current:
  Federal.................................................................   $ 5,508    $6,068    $   --
  State and local.........................................................     1,055       760       925
  Foreign.................................................................     1,418       703        75
                                                                             -------    ------    ------
                                                                               7,981     7,531     1,000
                                                                             -------    ------    ------
Deferred:
  Foreign.................................................................    (1,100)       --        --
                                                                             -------    ------    ------
                                                                             $ 6,881    $7,531    $1,000
                                                                             -------    ------    ------
                                                                             -------    ------    ------

                       EMCOR GROUP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE F--INCOME TAXES--(CONTINUED)
     Factors accounting for the variation from U.S. statutory income tax rates relating to continuing operations for the years ended December 31, 1997, 1996 and 1995 are as follows (in thousands):


                                                                              1997      1996      1995
Federal income taxes at the statutory rate................................   $5,412    $5,939    $(3,449)
State and local income taxes, net of federal tax benefits.................      686       494        650
Foreign income taxes......................................................    1,630     1,094         --
Valuation allowance against deferred tax asset............................       --        --      3,799
Other.....................................................................     (847)        4         --
                                                                             ------    ------    -------
                                                                             $6,881    $7,531    $ 1,000
                                                                             ------    ------    -------
                                                                             ------    ------    -------

     The components of the net deferred income tax asset included in 'Other Assets' in the accompanying Consolidated Balance Sheets for the years ended December 31, 1997 and 1996 are as follows (in thousands):

                                                                                     1997        1996
Deferred tax assets:
Net operating loss carryforward..................................................   $63,241    $ 78,878
Excess of amounts expensed for financial statement purposes over amounts deducted
  for income tax purposes........................................................    29,975      28,527
Other............................................................................     2,899       2,899
                                                                                    -------    --------
Total deferred tax asset.........................................................    96,115     110,304
                                                                                    -------    --------
Deferred tax liabilities:
Costs capitalized for financial statement purposes and deducted to income tax
  purposes.......................................................................    17,799      19,175
                                                                                    -------    --------
Total deferred tax liability.....................................................    17,799      19,175
                                                                                    -------    --------
Net deferred tax asset before valuation allowance................................    78,316      91,129
Valuation allowance for net deferred tax asset...................................   (77,216)    (91,129)
                                                                                    -------    --------
Net deferred income tax asset....................................................   $ 1,100    $     --
                                                                                    -------    --------
                                                                                    -------    --------

     Income (loss) before income taxes for the years ended December 31, 1997, 1996 and 1995 consists of the following (in thousands):


                                                                          1997       1996        1995
United States.........................................................   $19,207    $18,086    $(10,063)
Foreign...............................................................    (3,745)    (1,118)        210
                                                                         -------    -------    --------
                                                                         $15,462    $16,968    $ (9,853)
                                                                         -------    -------    --------
                                                                         -------    -------    --------

NOTE G--STOCK OPTIONS AND WARRANTS

  1994 Management Stock Option Plan

     On December 15, 1994, the Company adopted a Management Stock Option Plan (the '1994 Plan'), which was approved by the stockholders of the Company.

     The aggregate number of shares of Common Stock that may be issued pursuant to options under the 1994 Plan may not exceed 1,000,000 shares. The maximum number of shares which may be the subject of options granted to any individual in any calendar year may not exceed 500,000 shares. Options may be granted by the Compensation Committee (the 'Committee') of the Board of Directors to eligible employees as incentive stock

                       EMCOR GROUP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE G--STOCK OPTIONS AND WARRANTS--(CONTINUED) options or as non-qualified stock options. The exercise price of an incentive stock option and a non-qualified stock option must be at least equal to the fair market value of the Common Stock on the date of grant.

     Such Options may not be exercised more than ten years after the date of grant. Options may be exercisable at such rate and times as may be fixed by the Compensation Committee of the Board of Directors on the date of grant; however, the rate at which the Option first becomes exercisable may not be more rapid than 33 1/3% on each of the first, second and third anniversaries, unless the Committee otherwise determines at the time of grant of such Option.

  1995 Non-Employee Directors' Non-Qualified Stock Option Plan

     On March 20, 1995, the Company adopted the 1995 Non-Employee Directors' Non-Qualified Stock Option Plan (the '1995 Plan'), which was approved by the stockholders of the Company.

     The 1995 Plan provides for automatic grants of non-qualified stock options to directors of the Company who are not also employees of the Company or a subsidiary of the Company. Pursuant to the 1995 Plan, each non-employee director on March 20, 1995 was granted an option to purchase 7,500 shares of Common Stock at an exercise price of $5.125 per share. Under the 1995 Plan, each person who is elected to serve as a non-employee director after March 20, 1995 (including those persons who were non-employee directors on March 20, 1995) is to be granted an option during each calendar year (beginning with 1995) to purchase 3,000 shares of Common Stock. Accordingly on November 17, 1995, June 14, 1996 and June 20, 1997, each non-employee director was granted an option to purchase 3,000 shares of Common Stock at an exercise price of $9.375, $17.125 and $16.3125 per share, respectively.

     The aggregate number of shares of Common Stock that may be issued pursuant to options under the 1995 Plan may not exceed 200,000 shares and no options may be granted after March 20, 2005.

     The exercise price of an option granted under the 1995 Plan is equal to the fair market value of the Common Stock on the date of grant. Such options are fully exercisable as of the date of grant. However, no option may be exercised more than ten years after the date of grant.

     The Board of Directors may at any time withdraw or amend the 1995 Plan and may, with the consent of the affected holder of an outstanding option, at any time withdraw or amend the terms and conditions of outstanding options. Amendments which would increase the number of shares issuable pursuant to options, change the class of persons who are eligible to be granted options or materially increase the benefits to participants in the 1995 Plan are subject to the approval of the stockholders of the Company.

                       EMCOR GROUP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE G--STOCK OPTIONS AND WARRANTS--(CONTINUED)
     The following table summarizes the Company's stock option activity since December 31, 1994.


                                                                              1994 PLAN              1995 PLAN
                                                                         -------------------    -------------------
                                                                                    WEIGHTED               WEIGHTED
                                                                                    AVERAGE                AVERAGE
                                                                         SHARES      PRICE      SHARES      PRICE
Balance December 31, 1994.............................................        --         --          --         --
Granted...............................................................   715,000     $ 5.10      63,000    $  6.34
                                                                         -------                -------
Balance December 31, 1995.............................................   715,000       5.10      63,000       6.34
                                                                         -------    --------    -------    --------
Granted...............................................................    15,000      14.90      18,000      17.13
Forfeited.............................................................   (40,334)      5.13          --         --
Exercised.............................................................   (61,430)      5.13     (28,500)      6.02
                                                                         -------                -------
Balance December 31, 1996.............................................   628,236       5.33      52,500      10.21
                                                                         -------    --------    -------    --------
Granted...............................................................   366,000      19.82      18,000      16.31
Forfeited.............................................................    (2,668)      5.13          --         --
Exercised.............................................................   (73,191)      5.13      (3,000)     17.13
                                                                         -------                -------
Balance December 31, 1997.............................................   918,377     $11.12      67,500    $ 11.53
                                                                         -------    --------    -------    --------
                                                                         -------                -------

     At December 31, 1997, 1996 and 1995, approximately 386,000 options, 208,000 options and 63,000 options were exercisable, respectively. The weighted average exercise price of exercisable options at December 31, 1997, 1996 and 1995 was approximately $6.46, $6.33 and $6.34, respectively.

     The following table summarizes information about the Company's stock options at December 31, 1997:


                                                    OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                                      -----------------------------------------------    ---------------------------
             RANGE OF                            WEIGHTED-AVERAGE    WEIGHTED-AVERAGE               WEIGHTED-AVERAGE
          EXERCISE PRICES             NUMBER      REMAINING LIFE      EXERCISE PRICE     NUMBER      EXERCISE PRICE
             1994 PLAN
$ 4.75--$ 5.13.....................   525,377       7.3 Years             $ 4.99         300,377         $ 4.96
  9.63.............................    12,000       7.9 Years               9.63           8,000           9.63
$14.13--$19.875....................   381,000       9.8 Years             $19.62          10,000         $14.90
                                      -------                                            -------
                                      918,377                                            318,377
                                      -------                                            -------
                                      -------                                            -------
             1995 PLAN
$ 5.13.............................    22,500       7.2 Years             $ 5.13          22,500         $ 5.13
  9.38.............................    12,000       7.9 Years               9.38          12,000           9.38
$16.31--$17.13.....................    33,000       9.0 Years             $16.68          33,000         $16.68
                                      -------                                            -------
                                       67,500                                             67,500
                                      -------                                            -------
                                      -------                                            -------

     The weighted average fair value of options granted during 1997, 1996 and 1995 were $14.67, $10.10 and $3.28, respectively.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995: risk-free interest rates of 5.9% to 7.1% representing the risk-free interest rate at the date of grant; expected dividend yields of zero percent; expected lives of 6.5 years; and expected volatility of 57% for options granted prior to December 31, 1996 and expected volatility of 80% for options granted during 1997.

     The Company applies APB 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized in the accompanying Consolidated Statements of Operations for the years ended December 31, 1997, 1996 and 1995 for options granted during those years. Had

                       EMCOR GROUP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE G--STOCK OPTIONS AND WARRANTS--(CONTINUED) compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income, Basic EPS and Diluted EPS would have been reduced from the following as reported amounts to the following pro forma amounts:


                                                                             1997      1996       1995
Net Income (Loss):
  As Reported............................................................   $7,577    $9,437    $(10,853)
  Pro Forma..............................................................   $6,842    $8,840    $(11,354)
Basic EPS:
  As Reported............................................................   $ 0.79    $ 1.00    $  (1.13)
  Pro Forma..............................................................   $ 0.72    $ 0.93    $  (1.19)
Diluted EPS:
  As Reported............................................................   $ 0.74    $ 0.96    $  (1.13)
  Pro Forma..............................................................   $ 0.67    $ 0.90    $  (1.19)

  Warrants

     On December 15, 1994, the Company issued to the holders of $7,040,000 principal amount of its pre-petition 7 3/4% Convertible Subordinated Debentures, due 2012, and $9,600,000 principal amount of its pre-petition 12% Subordinated Notes due 1996, their pro rata share of each of two series of five-year Warrants to purchase shares of Common Stock, namely, 600,000 Series X Warrants and 600,000 Series Y Warrants, with an exercise price of $12.55 per share and $17.55 per share, respectively. In addition, the Company issued to pre-petition holders of other contingent and statutory subordinate claims and to holders of EMCOR's pre-petition common stock, preferred stock and Warrants of Participation, as well as to the plaintiffs in a stockholder class action lawsuit, their pro rata share of 250,000 Series Z Warrants to purchase shares of Common Stock, which Series Z Warrants had an exercise price of $50.00 per share. The Series X and Y Warrants expire on December 15, 1999. The Series Z Warrants expired on December 15, 1996.

     In addition to the warrants issued above, approximately 28,000 Series X Warrants, 28,000 Series Y Warrants and 12,000 Series Z Warrants were issued to Belmont as a portion of additional interest under the DIP Loan.

     If the Company's Common Stock trades at $30.46 per share for ten of the preceding fifteen trading days at any time prior to December 15, 1999, the Company may accelerate the expiration date of the Warrants to a date 15 days after notice to such Warrant holders.

     As of December 31, 1997, the number of Series X Warrants and Series Y Warrants issued and outstanding were approximately 605,000 and 605,000, respectively.

NOTE H--RETIREMENT PLANS

     A foreign subsidiary has a defined benefit pension plan covering substantially all eligible employees. The benefits under the plan are based on wages and years of service with the subsidiary. The Company's policy is to fund the minimum amount required by law.

                       EMCOR GROUP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE H--RETIREMENT PLANS--(CONTINUED)
     Net pension expense for the foreign defined benefit plan included in the accompanying Consolidated Statements of Operations for the years ended December 31, 1997, 1996 and 1995 consists of the following components (in thousands):

                                                                            1997       1996       1995
Service costs--benefits earned..........................................   $ 4,224    $ 4,222    $ 2,659
Interest on projected benefit obligations...............................     4,828      4,295      3,337
Actual return on plan assets............................................    (9,750)    (6,264)    (6,493)
Net amortization and deferral...........................................     3,988      1,254      2,875
                                                                           -------    -------    -------
Net pension expense.....................................................   $ 3,290    $ 3,507    $ 2,378
                                                                           -------    -------    -------
                                                                           -------    -------    -------

     The benefit obligations and funded status of the plan at December 31, 1997 and 1996 are as follows (in thousands):

                                                                                      1997       1996
Accumulated benefit obligations:
  Vested..........................................................................   $53,986    $49,663
  Impact of future salary increases...............................................     8,611      7,936
                                                                                     -------    -------
Projected benefit obligations.....................................................    62,597     57,599
Plan assets at market value.......................................................    69,078     58,991
                                                                                     -------    -------
Excess of plan assets over projected benefit obligations..........................     6,481      1,392
Unrecognized prior service cost...................................................       687        791
Unrecognized net gain from past experience different from that assumed and effect
  of changes in assumptions.......................................................    (8,378)    (3,004)
Unrecognized net asset from initial application of SFAS No. 87....................      (558)      (663)
                                                                                     -------    -------
Accrued pension liability.........................................................   $(1,768)   $(1,484)
                                                                                     -------    -------
                                                                                     -------    -------

     The assumptions used as of December 31, 1997, 1996 and 1995 in determining the pension cost and liability shown above were as follows:


                                                                                     1997    1996    1995
Discount rate.....................................................................    8.5%    8.5%    8.5%
Rate of salary progressions.......................................................    6.5%    6.5%    6.5%
Rate of return on assets..........................................................   10.0%   10.0%   10.0%

     The unrecognized net asset of the foreign plan is being amortized over 15 years. The plan assets are invested approximately 80% in equity securities and 20% in fixed income securities.

     The Company contributes to various union pension funds based upon wages paid to union employees of the Company. Such contributions approximated $50.8 million, $41.1 million and $35.1 million for the years ended December 31, 1997, 1996 and 1995, respectively.

     The Company has a defined contribution retirement plan that covers its U.S. non-union eligible employees. Contributions to this plan are based on a percentage of the employee's base compensation. The expense recognized for the years ended December 31, 1997, 1996 and 1995, for the defined contribution plan was $2.6 million, $2.1 million and $2.1 million, respectively.

NOTE I--COMMITMENTS AND CONTINGENCIES

     The Company and its subsidiaries lease land, buildings and equipment under various leases. The leases frequently include renewal options and require the Company to pay for utilities, taxes, insurance and maintenance expenses.

                       EMCOR GROUP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE I--COMMITMENTS AND CONTINGENCIES--(CONTINUED)
     Future minimum payments, by year and in the aggregate, under capital leases, non-cancelable operating leases and related sub-leases with initial or remaining terms of one or more years at December 31, 1997 are as follows (in thousands):


                                                                         CAPITAL    OPERATING
                                                                         LEASES      LEASES      SUB-LEASES

Year 1................................................................   $   444     $14,286      $  3,580
Year 2................................................................       403      11,576         2,474
Year 3................................................................       354       8,246         2,425
Year 4................................................................       130       4,658         2,217
Year 5................................................................       394       3,966         2,048
Thereafter............................................................        --       8,711        11,833
                                                                         -------    ---------    ----------
Total minimum lease payments..........................................     1,725     $51,443      $ 24,577
                                                                                    ---------    ----------
                                                                                    ---------    ----------
Amounts representing interest.........................................       243
                                                                         -------
Present value of net minimum lease payments...........................   $ 1,482
                                                                         -------
                                                                         -------

     Rent expense for the years ended December 31, 1997, 1996 and 1995 was $20.5 million, $17.5 million and $17.5 million, respectively. Rent expense for the years ended December 31, 1997, 1996 and 1995 includes sub-lease rentals of $2.3 million, $2.4 million and $1.7 million, respectively.

     The Company has employment agreements with certain of its executive officers and management personnel. These agreements generally continue until terminated by the executive or the Company and provide for salary continuation for a specified number of months under certain circumstances. Certain of the agreements provide the employees with certain additional rights if a change of control (as defined) of the Company occurs.

     The Company is contingently liable to sureties in respect of performance and payment bonds issued by the sureties in connection with certain contracts entered into by the Company in the normal course of business. The Company has agreed to indemnify the sureties for any payments made by them in respect of such bonds.

NOTE J--INSURANCE RESERVES

     The Company's insurance liability is determined actuarially based on claims filed and an estimate of claims incurred but not yet reported. The present value of such claims was determined at December 31, 1997 and 1996 using a 4.0% discount rate. The estimated current portion of the insurance liability was approximately $5.1 million and $3.2 million at December 31, 1997 and 1996, respectively. Such amounts are included in 'Other accrued expenses and liabilities' in the accompanying Consolidated Balance Sheets. The non-current portion of the insurance liability was approximately $24.8 million and $18.5 million at December 31, 1997 and 1996, respectively. Such amounts are included in 'Other Long-Term Obligations'. The undiscounted liability was approximately $33.7 million and $24.9 million at December 31, 1997 and 1996, respectively.


     The Company is subject to regulation with respect to the handling of certain materials used in construction which are classified as hazardous or toxic by Federal, State and local agencies. The Company's practice is to avoid participation in projects principally involving the remediation or removal of such materials. However, where remediation is a required part of contract performance, the Company believes it complies with all applicable regulations governing the discharge of material into the environment or otherwise relating to the protection of the environment.

                       EMCOR GROUP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE K--ADDITIONAL CASH FLOW INFORMATION

     The following presents information about cash paid for interest and income taxes for the years ended December 31, 1997, 1996, and 1995 (in thousands):

                                                                               1997      1996      1995
Cash paid during the year for:
  Interest.................................................................   $9,116    $7,624    $6,797
  Income taxes.............................................................   $  521    $  168    $  886

NOTE L--SEGMENT INFORMATION

     The following presents information about continuing operations by geographic areas for the years ended December 31, 1997, 1996 and 1995 (in thousands):


                                                                                    NET LOSS
                                                                      OPERATING        ON                       NET ASSETS
                                                                        INCOME      BUSINESS    IDENTIFIABLE     HELD FOR
                                                         REVENUES       (LOSS)        SOLD         ASSETS          SALE
1997
United States........................................   $1,325,605     $ 29,228      $   --       $438,283       $     --
United Kingdom.......................................      407,449       (4,859)         --        137,585             --
Canada...............................................      179,046        4,174          --         43,546             --
Other................................................       38,768       (1,129)         --         40,313             --
                                                        ----------    ----------    --------    ------------    ----------
                                                        $1,950,868     $ 27,414      $   --       $659,727       $     --
                                                        ----------    ----------    --------    ------------    ----------
                                                        ----------    ----------    --------    ------------    ----------
1996
United States........................................   $1,131,882     $ 16,509      $   --       $405,954       $     --
United Kingdom.......................................      358,334          902          --        139,620             --
Canada...............................................      139,554        1,517          --         39,499             --
Other................................................       39,504       (1,814)         --         29,674             --
                                                        ----------    ----------    --------    ------------    ----------
                                                        $1,669,274     $ 17,114      $   --       $614,747       $     --
                                                        ----------    ----------    --------    ------------    ----------
                                                        ----------    ----------    --------    ------------    ----------
1995
United States........................................   $1,035,975     $  4,847      $ (926)      $447,790       $ 61,969
United Kingdom.......................................      379,691        2,383          --        139,000             --
Canada...............................................      135,031        1,307          --         41,376             --
Other................................................       38,047       (2,644)         --         20,810             --
                                                        ----------    ----------    --------    ------------    ----------
                                                        $1,588,744     $  5,893      $ (926)      $648,976       $ 61,969
                                                        ----------    ----------    --------    ------------    ----------
                                                        ----------    ----------    --------    ------------    ----------

     Other includes the Far East and Middle East.

                       EMCOR GROUP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE M--SELECTED UNAUDITED QUARTERLY INFORMATION (IN THOUSANDS, EXCEPT PER SHARE
DATA)

1997 QUARTERLY RESULTS                                              MARCH 31    JUNE 30     SEPT. 30    DEC. 31
Revenues.........................................................   $433,770    $475,617    $521,975    $519,506
Gross profit.....................................................     39,065      43,499      48,530      51,089
Income before extraordinary item.................................        256       1,897       3,236       3,192
Net Income.......................................................        256         893       3,236       3,192
Basic EPS before extraordinary item..............................       0.03        0.20        0.34        0.33
Basic EPS........................................................       0.03        0.09        0.34        0.33


1996 QUARTERLY RESULTS                                              MARCH 31    JUNE 30     SEPT. 30    DEC. 31
Revenues.........................................................   $382,744    $387,657    $432,452    $466,421
Gross profit.....................................................     37,172      37,814      41,549      44,253
Net (loss) income................................................     (3,653)      9,207       1,931       1,952
Basic EPS........................................................      (0.39)       0.97        0.21        0.21

NOTE N--LEGAL PROCEEDINGS

     The Company is currently defending a lawsuit that was commenced against the Dynalectric Company ('Dynalectric'), a subsidiary of the Company, in Superior Court of New Jersey, Bergen County, arising out of Dynalectric's participation in a joint venture with the plaintiff, Computran. In the action, which was instituted in 1988, Computran, a participant in, and a subcontractor to, the joint venture alleges that Dynalectric wrongfully terminated its subcontract, fraudulently diverted funds due to it, misappropriated its trade secrets and proprietary information, fraudulently induced it to enter into the joint venture and conspired with other defendants to commit certain acts in violation of the New Jersey Racketeering Influence and Corrupt Organization Act. Dynalectric believes that Computran's claims are without merit and intends to defend this matter vigorously. Dynalectric has filed counterclaims against Computran. As a result of a motion made by Dynalectric, the Superior Court of New Jersey has recently ordered that the matters in dispute between Dynalectric and Computran be resolved by binding arbitration in accordance with an original agreement between the parties.

     In February 1995 as part of an investigation by the New York County District Attorney's office into the business affairs of Herbert Construction Company ('Herbert'), a general contractor that did business with the Company's subsidiary, Forest Electric Corporation ('Forest'), a search warrant was executed at Forest's executive offices. At that time, the Company was informed that Forest and certain of its officers are targets of the continuing investigation. Neither the Company nor Forest has been advised of the precise nature of any suspected violation of law by Forest or its officers. On April 7,

1997, Ted Kohl, a principal of Herbert, pled guilty to one count of money laundering, one count of offering a false instrument for filing and one count of filing a false New York State Resident Income Tax Return. DPL Interiors, Inc., a Company allegedly owned by Mr. Kohl, also pled guilty to one count of failing to file New York City General Income Tax Returns. Mr. Kohl and DPL Interiors, Inc. have not yet been sentenced.

     Substantial settlements or damage judgements against a subsidiary of the Company arising out of either of these matters could have a material adverse effect on the Company's business, operating results and financial condition.

     In addition to the above, the Company is involved in other legal proceedings and claims, asserted by and against the Company, which have arisen in the ordinary course of business.

     The Company believes it has a number of valid defenses to these actions and the Company intends to vigorously defend or assert these claims and does not believe that a significant liability will result. However, the Company cannot predict the outcome thereof or the impact that an adverse result of the matters discussed above will have upon the Company's financial position or results of operations.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of EMCOR Group, Inc.:

We have audited the accompanying Consolidated Balance Sheets of EMCOR Group, Inc. and subsidiaries (a Delaware corporation) (the 'Company') as of December 31, 1997 and 1996, and the related Consolidated Statements of Operations, Cash Flows and Stockholders' Equity for each of the years in the three-year period ended December 31, 1997. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of Valuation and Qualifying

Accounts is presented for purposes of complying with the Securities and Exchange Commission rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Stamford, Connecticut
February 11, 1998

PROSPECTUS
                               EMCOR GROUP, INC.

                                PREFERRED STOCK
                                  COMMON STOCK
                      WARRANTS TO PURCHASE PREFERRED STOCK
                       WARRANTS TO PURCHASE COMMON STOCK
                                DEBT SECURITIES
                      WARRANTS TO PURCHASE DEBT SECURITIES
                            ------------------------

     EMCOR Group, Inc. ('EMCOR' or the 'Company') may offer and sell from time to time, in one or more series, (i) its preferred stock, par value $.10 per share (the 'Preferred Stock'), (ii) its common stock, par value $.01 per share (the 'Common Stock'), (iii) unsecured debt securities consisting of notes, debentures or other evidences of indebtedness (the 'Debt Securities') which may be senior ('Senior Debt Securities'), senior subordinated ('Senior Subordinated Debt Securities') or subordinated ('Subordinated Debt Securities') and (iv) warrants to purchase Preferred Stock, Common Stock or Debt Securities (the 'Warrants'), or any combination of the foregoing.

     The Preferred Stock, Common Stock, Debt Securities and Warrants are collectively referred to as the 'Securities.' The Securities may be offered at an aggregate initial offering price not to exceed $200,000,000 at prices and on terms to be determined at or prior to the time of sale.

     Specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement ('Prospectus Supplement'), together with the terms of the offering of the Securities and the initial price and the net proceeds to the Company from the sale thereof. The Prospectus Supplement will set forth with regard to the particular Securities, without limitation, the following: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking as senior debt, senior subordinated debt or subordinated debt, maturity, rate or rates (or method of determining the same) and time or times for the payment of interest, if any, any terms for optional or mandatory redemption or repurchase or sinking fund provisions, and any conversion or exchange rights, (ii) in the case of Preferred Stock, the designation, number of shares, liquidation preference per share, initial public offering price, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any redemption or sinking fund provisions, and any conversion or exchange rights, (iii) in the case of Common Stock, the number of shares of Common Stock and the terms of the offering and sale thereof and (iv) in the case of Warrants, the number and terms thereof, the designation and the number of securities issuable upon their exercise, the exercise price, the terms of the offering and sale thereof and, where applicable, the duration and detachability thereof.

     The Securities may be sold directly by EMCOR to investors, through agents designated from time to time or to or through underwriters or dealers. See 'Plan of Distribution.' If any agents of EMCOR or any underwriters are involved in the sale of any Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in the Prospectus Supplement.

     FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE 'RISK FACTORS' BEGINNING ON PAGE 4.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.
                           ------------------------

                THE DATE OF THIS PROSPECTUS IS FEBRUARY 6, 1998.

                             AVAILABLE INFORMATION

     As permitted by the rules and regulations of the Securities and Exchange Commission (the 'Commission'), this Prospectus does not contain all the information set forth in the Registration Statement on Form S-3, as amended (the 'Registration Statement'), of which this Prospectus is a part. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, or as previously filed with the Commission and incorporated by reference, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon payment of certain fees prescribed by the Commission.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at 500 West Madison Street, 14th Floor, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material also can be obtained by mail from the Public Reference

Section of the Commission, at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at the prescribed rates. The Commission also maintains a website that contains reports, proxy and information statements and other information. The website address is: http://www.sec.gov. The Company's Common Stock is listed on The Nasdaq National Market, and such reports, proxy statements and other information also can be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.
                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

     (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

     (b) Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 1997;

     (c) Current report on Form 8-K filed March 5, 1997;

     (d) The description of the Common Stock contained in the Company's Registration Statement on Form 10/A filed on August 11, 1995; and

     (e) The description of the Preferred Stock contained in the Company's Registration Statement on Form 8-A filed on March 5, 1997.

     All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference herein. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge to each person to whom a Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the information incorporated by reference in this Prospectus, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to the General Counsel, EMCOR Group, Inc., 101 Merritt Seven Corporate Park, Norwalk, Connecticut 06851 (telephone: (203) 849-7800).

                                  THE COMPANY

     The Company is a multinational corporation engaged, through its subsidiaries, in mechanical and electrical construction and facilities services.

EMCOR specializes in the design, integration, installation, start-up, testing, operation and maintenance of (i) distribution systems for electrical power (including power cables, conduits, distribution panels, transformers, generators, uninterruptible power supply systems and related switch gear and control); (ii) lighting systems, including fixtures and controls; (iii) low-voltage systems, including fire alarm, security, communications and process control systems; (iv) heating, ventilation, air conditioning, refrigeration and clean-room process ventilation systems; and (v) plumbing, process and high purity piping systems. The Company provides mechanical and electrical construction services directly to end-users (including corporations, municipalities and other governmental entities, owners/developers, and tenants of buildings) and, indirectly, by acting as a subcontractor to construction managers, general contractors and other subcontractors. Mechanical and electrical construction services principally fall into three categories: large installation projects, with contracts generally in the multi-million dollar range; smaller system installation projects involving fit-out, renovation and retrofit work; and facilities services. In addition, certain EMCOR subsidiaries provide services required to maintain the physical environment and supporting systems of customer facilities necessary to conduct their business. These services are frequently referred to as facilities services and range from operation and maintenance of mechanical and electrical systems installed by the Company and others to operation and maintenance of building systems, cleaning and housekeeping, reprographics, catering and security, as well as related facility planning and consulting services. These facilities services are often associated with outsourcing and privatization programs whereby customers in both the private and public sectors seek to contract out their non-core activities, i.e. those supporting but not directly involved in the customer's business that the customer has previously performed itself. The facilities services are provided on an individual basis and in combinations on a task-order or on-call basis and under multi-year contracts. Mechanical and electrical construction and facilities services are provided to a broad range of commercial, industrial and institutional customers through offices located in major markets throughout the U.S., Canada, the U.K., the Middle East and Hong Kong.

                                  RISK FACTORS

     In addition to the other information set forth in or incorporated by reference in this Prospectus and any Prospectus Supplement, the following factors should be considered carefully in evaluating an investment in the Securities.

     This Prospectus includes certain statements that may be deemed to be 'forward-looking statements' within the meaning of Section 27A of the Securities Act of 1933, as amended (the 'Securities Act'), and Section 21E of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'). All statements, other than statements of historical facts, included in this Prospectus that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including such matters as future capital expenditures, dividends and acquisitions, the use of proceeds from any offering of Securities pursuant to this Prospectus, expansion and other development trends of the Company's industry, business strategies, expansion and growth of the Company's operations and other such matters, are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, including the risk factors discussed below, general economic and business conditions, the business opportunities that may be presented to and pursued by the Company, changes in laws or regulations and other factors, many of which are beyond the control of the Company. Prospective investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those anticipated in the forward-looking statements.

COMPETITION

     The business in which the Company engages is competitive. Most of the Company's revenues are derived from jobs which are awarded on the basis of various forms of competitive bids; however, an invitation to bid is often conditioned upon prior experience, technical capability and financial strength. The Company competes with national, regional and local companies. The Company believes that, at present, it is the largest provider of mechanical and electrical construction services in the U.S. and Canada and one of the largest in the U.K. There can be no assurance, however, that the Company will compete successfully with its existing competitors or with any new competitors. The highly competitive nature of the mechanical and electrical construction business forces the Company to charge competitive market rates for its services which results in narrow operating margins. Any degradation in operating margins could have a material impact on the financial condition of the Company.

RISKS OF FIXED PRICE CONTRACTS; BID AND PERFORMANCE BONDS

     Approximately 75% of the Company's U.S. mechanical and electrical construction contracts are fixed price contracts. The terms of these contracts require the Company to guarantee the price of its services and assume the risk that the costs associated with its performance will be greater than the Company anticipated. The Company's profitability in this market is therefore dependent on its ability accurately to predict the costs associated with its services. These costs may be affected by a variety of factors, some of which may be beyond the Company's control. If the Company is unable accurately to predict the costs of fixed price contracts, certain projects could have lower margins than anticipated, which could have a material adverse effect on the Company's results of operations or financial condition.

     Institutional and public works projects are frequently long-term, complex projects requiring significant technical and management skills and financial strength to, among other things, obtain bid and performance bonds, which are often a condition to bidding for, and awarding of, contracts for such projects. There can be no assurance that the Company will be able to obtain bid and performance bonds in the future and the inability to procure such bonds could have a material adverse effect on the Company's business, operating results and financial condition.

NET OPERATING LOSS CARRYFORWARDS

     The Company and its subsidiaries have federal net operating loss ('NOL')

carryforwards of approximately $180 million which are available to reduce future federal income taxes. It is possible that certain changes in the Company's ownership, including prior ownership changes, certain offerings that may be made pursuant to this

Prospectus and future issuances of securities of the Company, could result in the Company's having a change of ownership under Section 382 of the Internal Revenue Code. Generally, Section 382 limits the amount of NOL carryforwards that can be utilized in any year to offset taxable income following a change in control of a corporation. Were such a change of control to occur, the Company would be limited in how much of its NOLs it could utilize annually to an amount equal to the value of the Company immediately prior to the change multiplied by the long-term tax exempt rate in effect for the month during which such change of control occurs. This limitation could delay use of the NOLs and might preclude their full utilization. The NOLs expire, if unused, between 2007 and 2010. In addition, the NOL carryforwards are subject to adjustment upon review by the Internal Revenue Service. See Note H of Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K incorporated by reference herein.

CYCLICALITY AND SEASONALITY

     The provision of mechanical and electrical construction services is cyclical and influenced by various economic factors including interest rates and general fluctuations of the business cycle. Although the Company provides these services to a broad range of commercial, industrial and institutional customers around the world, cyclicality of the construction industry and instability of general economic conditions could have an adverse effect on the Company's revenues and profitability. The Company is seeking to expand its facilities services business in North America which would be less susceptible to downswings in the economy than the more cyclical construction market. In addition, the mechanical and electrical construction business is subject to seasonal variations. Specifically, the demand for construction services is lower during winter months as a result of inclement weather conditions. Accordingly, the Company's revenues and operating results are generally lower in the first and second quarters.

VARIABILITY OF QUARTERLY OPERATING RESULTS

     Variations in the Company's revenues and operating results occur from quarter to quarter as a result of a number of factors, including installation projects commenced and completed during a quarter, the number of business days in a quarter and the size and scope of projects. Because a significant portion of the Company's expenses are fixed, a variation in the number of projects, progress on projects, or the timing of the initiation or completion of projects can cause significant variations in operating results from quarter to quarter.

EXPANSION OF FACILITIES SERVICES BUSINESS

     Part of the Company's strategy is to expand its facilities services business. There can be no assurance that the Company will be able to identify attractive opportunities in this market, or obtain additional significant contracts for its services. If the North American market for facilities services fails to develop or develops more slowly than the Company anticipates, the Company's facilities services operations could become financially burdensome to maintain, which could adversely affect the Company's business, financial condition and results of operations.

     The Company also intends to pursue the acquisition of additional facilities services businesses as part of its growth strategy. However, competition for acquisition candidates is increasing and, therefore, fewer acquisition opportunities may be available. In addition, prices paid for acquisitions are increasing in certain markets. There can be no assurance that the Company will be able to identify and acquire additional facilities services businesses at attractive prices, profitably manage additional businesses or successfully integrate any acquired businesses into the Company without substantial costs, delays, or other operational or financial problems.

ABSENCE OF DIVIDENDS

     The Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The Company's working capital credit facility limits the payment of dividends on its Common Stock.

CERTAIN LITIGATION PROCEEDINGS

     The Company is currently defending a lawsuit that was commenced against the Dynalectric Company ('Dynalectric'), a subsidiary of the Company, in Superior Court of New Jersey, Bergen County, arising out of Dynalectric's participation in a joint venture with the plaintiff, Computran. In the action, which was instituted in

1988, Computran, a participant in, and a subcontractor to, the joint venture, alleges that Dynalectric wrongfully terminated its subcontract, fraudulently diverted funds due to it, misappropriated its trade secrets and proprietary information, fraudulently induced it to enter into the joint venture and conspired with other defendants to commit certain acts in violation of the New Jersey Racketeering Influence and Corrupt Organization Act. Dynalectric believes that Computran's claims are without merit and intends to defend this matter vigorously. Dynalectric has filed counterclaims against Computran. The Superior Court of New Jersey has recently ordered that the matters in dispute with Computran be resolved by binding arbitration in accordance with an original agreement between the parties.

     In February 1995, as part of an investigation by the New York County District Attorney's office into the business affairs of Herbert Construction Company ('Herbert'), a general contractor that does business with the Company's subsidiary, Forest Electric Corporation ('Forest'), a search warrant was executed at Forest's executive offices. At that time, the Company was informed that Forest and certain of its officers are targets of the continuing investigation. Forest performs electrical contracting services primarily in the New York City commercial market and is one of the Company's largest subsidiaries. Neither the Company nor Forest has been advised of the precise nature of any suspected violation of law by Forest or its officers. On April 7,

1997, Ted Kohl, a principal of Herbert, pled guilty to one count of money laundering, one count of offering a false instrument for filing and one count of filing a false New York State Resident Income Tax Return. DPL Interiors, Inc., a Company allegedly owned by Mr. Kohl, also pled guilty to one count of failing to file New York City General Income Tax Returns. Mr. Kohl and DPL Interiors, Inc. have not yet been sentenced.

     Substantial settlements or damage judgments against a subsidiary of the Company arising out of either of these matters could have a material adverse effect on the Company's business, operating results and financial condition.

CERTAIN ANTITAKEOVER EFFECTS

     The Company's Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws and the Delaware General Corporation Law include provisions that may be deemed to have antitakeover effects and may delay, defer or prevent a takeover attempt that stockholders might consider to be in their best interests. The Company's Restated Certificate of Incorporation provides that stockholders may not act by written consent. The Company's Amended and Restated By-Laws provide that annual and special stockholders meetings may be called only by an officer of the Company instructed by the Board of Directors to call such meetings. In addition, the Company's Board of Directors is authorized to issue 'blank-check' preferred stock which could render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise and could have an adverse effect on the market price of the Common Stock. The Company has no present plan to issue any shares of Preferred Stock. In addition, the Company has adopted a stockholder rights plan which is designed to discourage hostile takeover offers for the Company by threatening significant dilution of the bidder's interest in the Company upon the occurrence of certain triggering events. See 'Description of Capital Stock.'

DEPENDENCE ON SENIOR MANAGEMENT

     The Company's business is managed, and its business strategies formulated, by a relatively small number of key executive officers and other personnel. The loss of these key management persons could have a material adverse effect on the Company.

YEAR 2000 ISSUE; COMPUTER SYSTEM UPGRADE

     The Company is exploring whether and to what extent its computer operating systems will be disrupted upon the turn of the century as a result of the widely-known dating system flaw inherent in most operating systems (the 'Year 2000 Issue'). While the Company believes that new MIS software being installed both alongside and as part of upgrades to its existing computer systems will address the Year 2000 Issue, there can be no assurance that the new MIS software will be installed in sufficient time to remedy the Year 2000 Issue, that the Company's computer operating systems will not be disrupted upon the turn of the century or that any such disruption, whether caused by the Company's systems or those of any of its suppliers or customers, will not have a material adverse effect on the Company's financial condition or results of operations. In addition, there can be no assurance that the Company will not experience significant cost overruns or delays in connection with the upgrade of its existing computer system.

PRICE VOLATILITY OF COMMON STOCK

     The trading price of the Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, changes in earnings estimates by analysts, announcements of acquisitions or new strategies by the Company or its competitors, general conditions in the economy or in the markets in which the Company operates or other developments affecting the Company, its clients or its competitors, some of which may be unrelated to the Company's performance. These conditions could materially adversely affect the market price of the Common Stock.

                                USE OF PROCEEDS

     Unless otherwise provided in the applicable Prospectus Supplement, the net proceeds from the sale of the particular Securities offered by this Prospectus and each Prospectus Supplement (the 'Offered Securities') will be used to repay certain indebtedness, for general corporate purposes and for possible acquisitions.

                    RATIOS OF EARNINGS TO FIXED CHARGES AND
           EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

     For purposes of computing the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred dividends, earnings consist of earnings (loss) from continuing operations before income taxes, minority interest, extraordinary items and cumulative effect of accounting changes, plus fixed charges (interest charges and preferred share dividend requirements of subsidiaries, adjusted to a pretax basis), less interest capitalized, less preferred share dividend requirements of subsidiaries adjusted to a pretax basis and less undistributed earnings of affiliates whose debt is not guaranteed by the Company.

     The following table sets forth the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred dividends for the Company for the periods indicated:

                                                       NINE MONTHS
                                                          ENDED
                                                      SEPTEMBER 30,                 YEARS ENDED DECEMBER 31,
                                                      --------------    -------------------------------------------------
                                                      1997     1996     1996      1995   |  1994(A)     1993       1992
                                                      -----    -----    -----    ------- |  -------    -------    -------
                                                                                         |
Ratio of earnings to fixed charges.................   1.63x    1.84x    1.89x      (b)   |    (c)        (d)        (e)
Ratio of earnings to combined fixed charges and                                          |
  preferred dividends..............................   1.63x    1.84x    1.89x      (b)   |    (c)        (d)        (e)


------------------

(a) As of December 31, 1994, in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, 'Financial Reporting by Entities in Reorganization under the Bankruptcy Code' ('SOP 90-7'), the Company adopted Fresh-Start Accounting. As a result of the implementation of Fresh-Start Accounting, the consolidated financial statements of the Company for periods subsequent to consummation of the Company's reorganization pursuant to its Third Amended Joint Plan of Reorganization (the 'Plan of Reorganization'), which became effective in December 1994, are not comparable to the Company's consolidated financial statements for prior periods. Accordingly, a black line has been used to separate the Computation of Earnings to Fixed Charges of the Company after the consummation of the Plan of Reorganization from those of the Company prior to the consummation of the Plan of Reorganization.

(b) No ratio is presented for 1995 as the earnings for that year were $9.5 million less than the fixed charges.

(c) No ratio is presented for 1994 as the earnings for that year were $119.1 million less than the fixed charges.

(d) No ratio is presented for 1993 as the earnings for that year were $114.7 million less than the fixed charges.

(e) No ratio is presented for 1992 as the earnings for that year were $355.9 million less than the fixed charges.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be unsecured senior, senior subordinated or subordinated debt of EMCOR and will be issued, in the case of Senior Debt Securities, under a Senior Indenture (the 'Senior Debt Indenture') between EMCOR and State Street Bank and Trust Company ('State Street'), as Trustee, in the case of Senior Subordinated Debt Securities, under a Senior Subordinated Indenture (the 'Senior Subordinated Debt Indenture') between EMCOR and State Street, as Trustee, and in the case of Subordinated Debt Securities, under a Subordinated Indenture (the 'Subordinated Debt Indenture') between EMCOR and State Street, as Trustee. The Senior Debt Indenture, the Senior Subordinated Debt Indenture and the Subordinated Debt Indenture are sometimes hereinafter referred to individually as an 'Indenture' and collectively as the 'Indentures.' None of the Indentures limits the amount of Debt Securities that may be issued thereunder, and the Indentures provide that the Debt Securities may be issued from time to time in one or more series. The Indentures permit the appointment of a different trustee for each series of Debt Securities. As used herein, the term 'Trustee' means State Street. If there is at any time more than one trustee under any Indenture, the term 'Trustee' as used in this Prospectus will mean each such trustee and will apply to each such trustee only with respect to those series of Debt Securities with respect to which it is serving as trustee. The Indentures are filed as exhibits to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indentures and the Debt Securities do not purport to be complete and, while

EMCOR believes the descriptions of the material provisions of the Indentures and Debt Securities contained in this Prospectus are accurate summaries of such material provisions, such summaries are subject to the detailed provisions of the applicable Indenture to which reference is hereby made for a full description of such provisions, including the definition of certain terms used herein. Section references in parentheses below are to sections in each Indenture unless otherwise indicated. Wherever particular sections or defined terms of the applicable Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. The Indentures are substantially identical, except for provisions relating to subordination.

PROVISIONS APPLICABLE TO SENIOR, SENIOR SUBORDINATED AND SUBORDINATED DEBT SECURITIES

     General. Debt Securities will be unsecured senior, senior subordinated or subordinated obligations of EMCOR. Except to the extent set forth in the applicable Prospectus Supplement, none of the Indentures limits the payment of dividends by or the acquisition of stock of EMCOR. Except to the extent set forth in any Prospectus Supplement, the Indentures do not, and the Debt Securities will not, contain any covenants or other provisions that are intended to afford holders of the Debt Securities special protection in the event of either a change of control of EMCOR or a highly leveraged transaction by EMCOR.

     Reference is made to the Prospectus Supplement for the following terms of and information relating to the Debt Securities being offered (the 'Offered Debt Securities') (to the extent such terms are applicable to such Offered Debt Securities): (i) the title of the Offered Debt Securities; (ii) classification as Senior Debt Securities, Senior Subordinated Debt Securities or Subordinated Debt Securities, aggregate principal amount, purchase price and denomination;
(iii) the date or dates on which the Offered Debt Securities will mature; (iv) the method by which amounts payable in respect of principal, premium, if any, or interest, if any, on or upon the redemption of such Offered Debt Securities may be calculated; (v) the interest rate or rates (or the method by which such will be determined), and the date or dates from which such interest, if any, will accrue; (vi) the date or dates on which such interest, if any, will be payable;
(vii) the place or places where and the manner in which the principal of, premium, if any, and interest, if any, on the Offered Debt Securities will be payable and the place or places where the Offered Debt Securities may be presented for transfer; (viii) the right, if any, or obligation, if any, of the Company to redeem, repay or purchase the Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof, and the period or periods within which, the price or prices (or the method by which such price or prices will be determined, or both) at which, the form or method of payment therefor if other than in cash and the terms and conditions upon which the Offered Debt Securities will be redeemed, repaid or purchased pursuant to any such obligation; (ix) the terms for conversion or exchange, if any, of the Offered Debt Securities; (x) any provision relating to the issuance of the Offered Debt Securities at an original issue discount; (xi) if the amounts of payments of principal of, premium, if any, and interest, if any, on the Offered Debt Securities are to be determined with reference to an index, the manner in which such amounts shall be determined; (xii) any applicable United States federal income tax consequences; (xiii) the currency or currencies for which the Offered Debt Securities may be purchased and the currency or currencies in which principal, premium, if any, and interest, if any, may be payable; (xiv) if a trustee other than State Street with respect to any series of Senior Debt Securities, State Street with respect to any series of Subordinated Debt Securities or State Street with respect to any series of Senior Subordinated Debt Securities is named for such series of Offered Debt Securities, the name of such Trustee; and (xv) any other specific terms of the Offered Debt Securities, including any deleted, modified or additional events of default or remedies or additional covenants provided with respect to such Offered Debt Securities, and any terms that may be required by or advisable under applicable laws or regulations.

     Unless otherwise specified in any Prospectus Supplement, the Debt Securities will be issuable in registered form and in denominations of $1,000 and any integral multiple thereof (Section 2.7). No service charge will be made for any transfer or exchange of any Debt Securities but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 2.8).

     Debt Securities may bear interest at a fixed rate or a floating rate. Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par that are treated as having been issued at a discount for United States federal income tax purposes will be described in the applicable Prospectus Supplement.

     In determining whether the holders of the requisite aggregate principal amount of outstanding Debt Securities of any series have given any request, demand, authorization, direction, notice, consent or waiver under the Indentures, the principal amount of any series of Debt Securities originally issued at a discount from their stated principal amount that will be deemed to be outstanding for such purposes will be the amount of the principal thereof that would be due and payable as of the date of such determination upon a declaration of acceleration of the maturity thereof.

     Global Securities. The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ('Global Securities') that will be deposited with, or on behalf of, a depositary (the 'Depositary') identified in the Prospectus Supplement relating to such series. Global Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security (i) may not be transferred except as a whole and (ii) may only be transferred (A) by the Depositary for such Global Security to its nominee, (B) by a nominee of such Depositary to such Depositary or another nominee of such Depositary or (C) by such Depositary or any such nominee to a successor Depositary or nominee of such successor Depositary (Section 2.8).

     The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions generally will apply to all depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary. Such accounts shall be designated by the dealers, underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the applicable Depositary ('participants') or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     As long as the Depositary for a Global Security or its nominee is the registered owner of such Global Security, such Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the

Debt Securities of the series represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

     Payment of principal of, premium, if any, and interest, if any, on individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal of, premium, if any, and interest, if any, in respect of a Global Security representing any such Debt Securities, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Securities as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in 'street name.' Such payments will be the responsibility of such participants. Neither the Company, the Trustee for such Debt Securities, any paying agent nor the registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     If the Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of a series represented by a Global Security and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company, the Trustee and the Depositary for such Global Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Individual Debt Securities of such series so issued will be issued in registered form and in denominations, unless otherwise specified in the applicable Prospectus Supplement relating to such series of Debt Securities, of $1,000 and integral multiples thereof.

     Events of Default. Unless otherwise specified in the applicable Prospectus Supplement, an Event of Default is defined under each Indenture with respect to the Debt Securities of any series issued under such Indenture as being: (a) default in the payment of principal of or premium, if any, with respect to Debt Securities of such series when due; (b) default in the payment of any installment of interest upon any of the Debt Securities of such series when due, continued for 30 days; (c) default in the payment or satisfaction of any sinking fund or other purchase obligation with respect to Debt Securities of such series when due; (d) default in the performance of any other covenant of the Company applicable to Debt Securities of such series, continued for 60 days after written notice to the Company by the Trustee or to the Company and the Trustee, by the holders of at least 25% in aggregate principal amount of the Debt Securities of such series then outstanding requiring the same to be remedied;
(e) certain events of bankruptcy, insolvency or reorganization of the Company; and (f) default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company or any Significant Subsidiary or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed of the Company or any Significant Subsidiary resulting in the acceleration of such indebtedness, or any default in payment of such indebtedness

(after expiration of any applicable grace periods and presentation of any debt instruments, if required), if the aggregate amount of all such indebtedness that has been so accelerated and with respect to which there has been such a default in payment shall exceed $25,000,000 and there has been a failure to obtain rescission or annulment of all such accelerations or to discharge all such defaulted indebtedness within 20 days after written notice of the type specified in the foregoing clause (d) (Section 5.1).

     If any Event of Default shall occur and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding, by notice in writing to the Company (and to the Trustee, if given by the holders), may declare the principal (or, in the case of any series of Debt Securities originally issued at a discount from their stated principal amount, such portion of the principal amount as may be specified in the terms of such series) of all of the Debt Securities of such series and the interest, if any, accrued thereon to be due and payable immediately; provided, however, that the holders of a majority in aggregate principal amount of the Debt Securities of such series then outstanding, by notice in writing to the Company and the Trustee, may rescind and annul such declaration and its consequences if all defaults under such Indenture are cured or waived (Section 5.1).

     Each Indenture provides that no holder of any series of Debt Securities then outstanding may institute any suit, action or proceeding with respect to, or otherwise attempt to enforce, such Indenture, unless (i) such holder previously shall have given to the Trustee written notice of default and of the continuance thereof, (ii) the holders of not less than 25% in aggregate principal amount of such series of Debt Securities then outstanding shall have made written request to the Trustee to institute such suit, action or proceeding and shall have offered to the Trustee such reasonable indemnity as it may require with respect thereto and (iii) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding; provided that, subject to the subordination provisions applicable to the Senior Subordinated Debt Securities and the Subordinated Debt Securities, the right of any holder of any Debt Security to receive payment of the principal of, premium, if any, or interest, if any, on such Debt Security, on or after the respective due dates, or to institute suit for the enforcement of any such payment shall not be impaired or affected without the consent of such holder (Section 5.4). The holders of a majority in aggregate principal amount of the Debt Securities of such series then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series, provided that the Trustee may decline to follow such direction if the Trustee determines that such action or proceeding is unlawful or would involve the Trustee in personal liability (Section 5.7).

     The Company is required to furnish to the Trustee annually a certificate as to compliance by the Company with all conditions and covenants under each Indenture (Section 4.3).

     Discharge and Defeasance. Unless otherwise specified in the applicable Prospectus Supplement, the Company can discharge or defease its obligations with respect to any series of Debt Securities as set forth below (Article Ten).


     The Company may discharge all of its obligations (except those set forth below) to holders of any series of Debt Securities issued under any Indenture that have not already been delivered to the Trustee for cancellation and that have either become due and payable, or are by their terms due and payable within one year (or scheduled for redemption within one year), by irrevocably depositing with the Trustee cash or U.S. Government Obligations (as defined in such Indenture), or a combination thereof, as trust funds in an amount certified to be sufficient to pay when due the principal of, premium, if any, and interest, if any, on all outstanding Debt Securities of such series and to make any mandatory sinking fund payments, if any, thereon when due.

     Unless otherwise provided in the applicable Prospectus Supplement, the Company may also elect at any time to (a) defease and be discharged from all of its obligations (except those set forth below) to holders of any series of Debt Securities issued under each Indenture ('defeasance') or (b) be released from all of their obligations with respect to certain covenants applicable to any series of Debt Securities issued under each Indenture ('covenant defeasance'), if, among other things: (i) the Company irrevocably deposits with the Trustee cash or U.S. Government Obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay when due the principal of, premium, if any, and interest, if any, on all outstanding Debt Securities of such series and to make any mandatory sinking fund payments, if any, thereon when due and such funds have been so deposited for 91 days; (ii) such deposit will not result in a breach or violation of, or cause a default under, any agreement or instrument to which the Company is a party or by which it is bound; and (iii) the Company delivers to the Trustee an opinion of counsel to the effect that the holders of such series of Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter the United States federal income tax treatment of such holders? principal and interest payments, if any, on such series of Debt Securities. Such opinion in the case of defeasance under clause (a) above must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of the Indenture relating to the Debt Securities of such series, since such a result would not occur under current tax law (Section 10.1).

     Notwithstanding the foregoing, no discharge, defeasance or covenant defeasance described above shall affect the following obligations to or rights of the holders of any series of Debt Securities: (i) rights of registration of transfer and exchange of Debt Securities of such series, (ii) rights of substitution of mutilated, defaced, destroyed, lost or stolen Debt Securities of such series, (iii) rights of holders of Debt Securities of such series to receive payments of principal thereof and premium, if any, and interest, if any, thereon, upon the original due dates therefor (but not upon acceleration), and to receive mandatory sinking fund payments thereon when due, if any, (iv) rights, obligations, duties and immunities of the Trustee, (v) rights of holders of Debt Securities of such series as beneficiaries with respect to property so deposited with the Trustee payable to all or any of them and (vi) obligations of the Company to maintain an office or agency in respect of Debt Securities of such series (Section 10.1).

     The Company may exercise the defeasance option with respect to any series of Debt Securities notwithstanding the prior exercise of the covenant defeasance option with respect to any series of Debt Securities. If the Company exercises the defeasance option with respect to any series of Debt Securities, payment of such series of Debt Securities may not be accelerated because of an Event of Default with respect to such series of Debt Securities. If the Company exercises the covenant defeasance option with respect to any series of Debt Securities, payment of such series of Debt Securities may not be accelerated by reason of an Event of Default with respect to the covenants to which such covenant defeasance is applicable. However, if such acceleration were to occur by reason of another Event of Default, the realizable value at the acceleration date of the cash and U.S. Government Obligations in the defeasance trust could be less than the principal of, premium, if any, and interest, if any, and any mandatory sinking fund payments, if any, then due on such series of Debt Securities, in that the required deposit in the defeasance trust is based upon scheduled cash flow rather than market value, which will vary depending upon interest rates and other factors.

     Modification of the Indenture. Each Indenture provides that the Company and the Trustee may enter into supplemental indentures without the consent of the holders of the Debt Securities to (a) evidence the assumption by a successor entity of the obligations of the Company under such Indenture, (b) add covenants or new events of default for the protection of the holders of such Debt Securities, (c) cure any ambiguity or correct any inconsistency in the Indenture, (d) establish the form and terms of Debt Securities of any series,
(e) evidence the acceptance of appointment by a successor Trustee, (f) secure such Debt Securities, (g) designate a bank or trust company other than State Street to act as Trustee for a series of Senior Debt Securities, State Street to act as Trustee for a series of Subordinated Debt Securities and State Street to act as Trustee for a series of Senior Subordinated Debt Securities, (h) modify the existing covenants and events of default solely in respect of, or add new covenants and events of default that apply solely to, Debt Securities not yet issued and outstanding on the date of such supplemental indenture, (i) provide for the issuance of Debt Securities of any series in coupon form and exchangeability of such Debt Securities for fully registered Debt Securities,
(j) modify, eliminate or add to the provisions of such Indenture as necessary to effect the qualification of such Indenture under the Trust Indenture Act of 1939 and to add certain provisions expressly permitted by such Act, and (k) modify the provisions to provide for the denomination of Debt Securities in foreign currencies which shall not adversely affect the interests of the holders of such Debt Securities in any material respect. (Section 8.1).

     Each Indenture also contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of Debt Securities of each series then outstanding and affected, to add any provisions to, or change in any manner or eliminate any of the provisions of, such Indenture or any supplemental indenture or modify in any manner the rights of the holders of the Debt

Securities of such series; provided that the Company and the Trustee may not, without the consent of the holder of each outstanding Debt Security affected thereby, (a) extend the stated final maturity of any Debt Security, reduce the principal amount thereof, reduce the rate or extend the time of payment of interest, if any, thereon, reduce or alter the method of computation of any amount payable on redemption, repayment or purchase by the Company, change the coin or currency in which principal, premium, if any, and interest, if any, are payable, reduce the amount of the principal of any original issue discount security payable upon acceleration or provable in bankruptcy, impair or affect the right to institute suit for the enforcement of any payment or repayment thereof or, if applicable, adversely affect any right of prepayment at the option of the holder or (b) reduce the aforesaid percentage in aggregate principal amount of Debt Securities of any series issued under such Indenture (Section 8.2).

     Consolidation, Merger, Sale or Conveyance. Except as otherwise provided in the applicable Prospectus Supplement, the Indentures provide that EMCOR may, without the consent of the holders of Debt Securities, consolidate with, merge into or transfer, exchange or dispose of all of its properties to, any other corporation or partnership organized under the laws of the United States, provided that (i) the successor corporation assumes all obligations of EMCOR by supplemental indenture satisfactory in form to the applicable Trustee executed and delivered to such Trustee, under the Indentures and the Debt Securities,
(ii) immediately after giving effect to such consolidation, merger, exchange or other disposition, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing and (iii) certain other conditions are met. (Section 9.1).

     Certain Definitions. Except as otherwise provided in the applicable Prospectus Supplement, the following definitions are applicable to the discussions of the Indentures (Article One).

     'Consolidated Net Tangible Assets' means the aggregate amount of assets included on the most recent consolidated balance sheet of EMCOR and its Restricted Subsidiaries, less applicable reserves and other properly deductible items and after deducting therefrom (a) all current liabilities and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all in accordance with generally accepted accounting principles consistently applied.

     'Indebtedness,' with respect to any person, means, without duplication:

          (a)(i) the principal of, premium, if any, and interest, if any, on indebtedness for money borrowed of such person, indebtedness of such person evidenced by bonds, notes, debentures or similar obligations, and any guaranty by such person of any indebtedness for money borrowed or indebtedness evidenced by bonds, notes, debentures or similar obligations of any other person, whether any such indebtedness or guaranty is outstanding on the date of the Indenture or is thereafter created, assumed or incurred, (ii) obligations of such person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (iii) the principal of and premium, if any, and interest, if any, on indebtedness incurred, assumed or guaranteed by such person in connection with the acquisition by it or any of its subsidiaries of any other businesses, properties or other assets, (iv) lease obligations that such person capitalized in accordance with Statement of Financial Accounting Standards No. 13 promulgated by the Financial Accounting Standards Board or such other generally accepted accounting principles as may be from time to time in effect, (v) any indebtedness of such person representing the balance deferred and unpaid of the purchase price of any property or interest therein (except any such balance that constitutes an accrued expense or trade payable) and any guaranty, endorsement or other contingent obligation of such person in respect of any indebtedness of another that is outstanding on the date of the Indenture or is thereafter created, assumed or incurred by such person and (vi) obligations of such person under interest rate, commodity or currency swaps, caps, collars, options and similar arrangements if and to the extent that any of the foregoing indebtedness in (i) through (vi) would appear as a liability on the balance sheet of such person in accordance with generally accepted accounting principles; and

          (b) any amendments, modifications, refundings, renewals or extensions of any indebtedness or obligation described as Indebtedness in clause (a) above.

     'Restricted Subsidiary' means (a) any Subsidiary of EMCOR other than an Unrestricted Subsidiary, and (b) any Subsidiary of EMCOR which was an Unrestricted Subsidiary but which, subsequent to the date of the

Indentures, is designated by the Board of Directors of EMCOR to be a Restricted Subsidiary; provided, however, that EMCOR may not designate any such Subsidiary to be a Restricted Subsidiary if EMCOR would thereby breach any covenant or agreement contained in the Indentures (on the assumptions that any outstanding Indebtedness of such Subsidiary was incurred at the time of such designation).

     'Significant Subsidiary' means any Subsidiary which is a 'significant subsidiary' of EMCOR within the meaning of Rule 1.02(w) of Regulation S-X promulgated by the Commission as in effect on the date of each respective Indenture.

     'Subsidiary' of any specified Person means any corporation of which such Person, or such Person and one or more Subsidiaries of such Person, or any one or more Subsidiaries of such Person, directly or indirectly own voting securities entitling any one or more of such Person and its Subsidiaries to elect a majority of the directors, either at all times, or so long as there is no default or contingency which permits the holders of any other class or classes of securities to vote for the election of one or more directors.

     'Unrestricted Subsidiary' means (a) any Subsidiary of EMCOR acquired or organized after the date of the Indentures, provided, however, that such Subsidiary shall not be a successor, directly or indirectly, to any Restricted Subsidiary and (b) any Subsidiary of EMCOR substantially all the assets of which consist of stock or other securities of a Subsidiary or Subsidiaries of the character described in clause (a) above, unless and until such Subsidiary shall have been designated to be a Restricted Subsidiary.


PROVISIONS APPLICABLE SOLELY TO SENIOR SUBORDINATED DEBT SECURITIES AND SUBORDINATED DEBT SECURITIES

     Subordination. The Subordinated Debt Securities will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Debt Indenture, to all Senior Indebtedness. The Senior Subordinated Debt Securities will be subordinate and junior in right of payment, to the extent set forth in the Senior Subordinated Debt Indenture, to all Senior Indebtedness of the Company. The Senior Subordinated Debt Securities will rank senior to all existing and future Indebtedness of the Company that is neither Senior Indebtedness nor Senior Subordinated Indebtedness, and only Indebtedness of the Company that is Senior Indebtedness will rank senior to the Senior Subordinated Debt Securities in accordance with the subordination provisions of the Senior Subordinated Debt Indenture.

     'Senior Indebtedness' is defined in the Subordinated Debt Indenture and the Senior Subordinated Debt Indenture with respect to the Company as Indebtedness of the Company outstanding at any time (other than the Indebtedness evidenced by the Debt Securities of any series) except (a) any Indebtedness as to which, by the terms of the instrument creating or evidencing the same, it is provided that such Indebtedness is not senior or prior in right of payment to the Debt Securities or is pari passu or subordinate by its terms in right of payment to the Debt Securities, (b) renewals, extensions and modifications of any such Indebtedness, (c) any Indebtedness of the Company to a wholly-owned Subsidiary of the Company, (d) interest accruing after the filing of a petition initiating certain events of bankruptcy or insolvency unless such interest is an allowed claim enforceable against the Company in a proceeding under federal or state bankruptcy laws and (e) trade payables.

     'Senior Subordinated Indebtedness' of the Company means the Senior Subordinated Debt Securities and any other Indebtedness of the Company that ranks pari passu with the Senior Subordinated Debt Securities. Any Indebtedness of the Company that is subordinate or junior by its terms in right of payment to any other Indebtedness of the Company shall be subordinate to Senior Subordinated Indebtedness of the Company unless the instrument creating or evidencing the same or pursuant to which the same is outstanding specifically provides that such Indebtedness (i) is to rank pari passu with other Senior Subordinated Indebtedness of the Company and (ii) is not subordinated by its terms to any Indebtedness of the Company which is not Senior Indebtedness of the Company.

     'Subordinated Indebtedness' of the Company means the Senior Subordinated Debt Securities, any other Senior Subordinated Indebtedness of the Company and any other Indebtedness that is subordinate or junior in right of payment to Senior Indebtedness of the Company.

     If (i) the Company should default in the payment of any principal of, premium, if any, or interest, if any, on any Senior Indebtedness of the Company when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration of acceleration or otherwise or (ii) any other default with respect to

Senior Indebtedness of the Company shall occur and the maturity of the Senior Indebtedness has been accelerated in accordance with its terms, then, upon written notice of such default to the Company by the holders of such Senior Indebtedness or any trustee therefor, unless and until such default shall have been cured or waived or shall have ceased to exist or such acceleration shall have been rescinded, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) will be made or agreed to be made for principal of, premium, if any, or interest, if any, on any of the Senior Subordinated Debt Securities or the Subordinated Debt Securities, or in respect of any redemption, retirement, purchase or other acquisition of the Senior Subordinated Debt Securities or the Subordinated Debt Securities other than those made in capital stock of EMCOR (or cash in lieu of fractional shares thereof) (Sections 13.1 and 13.4 of the Senior Subordinated Debt Indenture and Sections 13.1 and 13.4 of the Subordinated Debt Indenture).

     If any default (other than a default described in the preceding paragraph) occurs under the Senior Indebtedness of the Company, pursuant to which the maturity thereof may be accelerated immediately or the expiration of any applicable grace periods occurs (a 'Senior Nonmonetary Default'), then, upon the receipt by the Company and the Trustee of written notice thereof (a 'Payment Notice') from or on behalf of holders of 25% or more of the aggregate principal amount of Senior Indebtedness specifying an election to prohibit such payment and other action by the Company in accordance with the following provisions of this paragraph, the Company may not make any payment or take any other action that would be prohibited by the immediately preceding paragraph during the period (the 'Payment Blockage Period') commencing on the date of receipt of such Payment Notice and ending on the earlier of (i) the date, if any, on which the holders of such Senior Indebtedness or their representative notify the Trustee that such Senior Nonmonetary Default is cured or waived or ceases to exist or the Senior Indebtedness to which such Senior Nonmonetary Default relates is discharged or (ii) the 179th day after the date of receipt of such Payment Notice. Notwithstanding the provisions described in the immediately preceding sentence, the Company may resume payments on the Senior Subordinated Debt Securities and the Subordinated Debt Securities after such Payment Blockage Period.

     If (i) (A) without the consent of the Company, a receiver, conservator, liquidator or trustee of the Company or of any of its property is appointed by the order or decree of any court or agency or supervisory authority having jurisdiction, and such decree or order remains in effect for more than 60 days or (B) the Company is adjudicated bankrupt or insolvent or (C) any of its property is sequestered by court order and such order remains in effect for more than 60 days or (D) a petition is filed against the Company under any state or federal bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution, liquidation or receivership law of any jurisdiction whether now or hereafter in effect, and is not dismissed within 60 days after such filing; (ii) the Company (A) commences a voluntary case or other proceeding seeking liquidation, reorganization, arrangement, insolvency, readjustment of debt, dissolution, liquidation or other relief with respect to itself or its debt or other liabilities under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or (B) consents to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or (C) fails generally to, or cannot, pay its debts generally as they become due or (D) takes any corporate action to authorize or effect any of the foregoing; or (iii) any Subsidiary of the Company takes, suffers or permits to exist any of the events or conditions referred to in the foregoing clause (i) or (ii), then all Senior Indebtedness of the Company (including any interest thereon accruing after the commencement of any such proceedings) will first be paid in full before any payment or distribution, whether in cash, securities or other property, is made by the Company to any holder of Senior Subordinated Debt Securities or Subordinated Debt Securities on account of the principal of, premium, if any, or interest, if any, on such Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be. Any payment or distribution, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the indebtedness evidenced by the Senior Subordinated Debt Securities or the Subordinated Debt Securities, to the payment of all Senior Indebtedness of the Company then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment) that would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Senior Subordinated Debt Securities or the Subordinated Debt Securities of any series will be paid or delivered directly to the holders of Senior Indebtedness of the Company in accordance with the priorities then existing among such holders until all Senior Indebtedness of the

Company (including any interest thereon accruing after the commencement of any such proceedings) has been paid in full. In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Indebtedness of the Company, the holders of Senior Subordinated Debt Securities, together with the holders of any obligations of the Company ranking on a parity with the Senior Subordinated Debt Securities, will be entitled to be repaid from the remaining assets of the Company the amounts at that time due and owing on account of unpaid principal of, premium, if any, or interest, if any, on the Senior Subordinated Debt Securities and such other obligations before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any capital stock or obligations of the Company ranking junior to the Senior Subordinated Debt Securities (including the Subordinated Debt Securities) and such other obligations (Section 13.1 of the Senior Subordinated Debt Indenture and Section 13.1 of the Subordinated Debt Indenture).

     If any payment or distribution of any character, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Senior Subordinated Debt Securities or the Subordinated Debt Securities, to the payment of all Senior Indebtedness of the Company then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), shall be received by the Trustee, or any holder of any Senior Subordinated Debt Securities or Subordinated Debt Securities in contravention of any of the terms of the Senior Subordinated Debt Indenture or the Subordinated Debt Indenture, as the case may be, such payment or distribution of securities will be received in trust for the benefit of, and will be paid over or delivered and transferred to, the holders of the Senior Indebtedness of the Company then outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness of the Company remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full (Section 13.1 of the Senior Subordinated Debt Indenture and Section 13.1 of the Subordinated Debt Indenture).

     By reason of such subordination, in the event of the insolvency of the Company, holders of Senior Indebtedness of the Company may receive more, ratably, than holders of the Senior Subordinated Debt Securities or Subordinated Debt Securities. Such subordination will not prevent the occurrence of any Event of Default (as defined in the Indentures) or limit the right of acceleration in respect of the Senior Subordinated Debt Securities or Subordinated Debt Securities.

CONCERNING THE TRUSTEE

     Any of the Trustees under the Indentures may make loans to EMCOR in the normal course of business. If a bank or trust company other than State Street is to act as Trustee for a series of Debt Securities, information concerning such other Trustee will be set forth in the Prospectus Supplement relating to such series of Debt Securities.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company is 14,700,000 shares consisting of 13,700,000 shares of Common Stock, par value $0.01 per share (the 'Common Stock') and 1,000,000 shares of Preferred Stock, par value $.10 per share (the 'Preferred Stock') in such series and with such voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as may be fixed from time to time by the Board of Directors for each series. The Board of Directors has approved an amendment to the Company's Restated Certificate of Incorporation, which if approved by shareholders, will increase the Company's authorized capital stock to 31,000,000 shares consisting of 30,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. The following summary description of certain provisions of the Company's Restated Certificate of Incorporation (the 'Certificate of Incorporation') and the By-laws does not purport to be complete and is qualified in its entirety by reference to said provisions.

COMMON STOCK

     As of December 31, 1997, 9,476,044 shares of Common Stock were issued and outstanding. The outstanding Common Stock is, and any Common Stock offered pursuant to this Prospectus and any Prospectus Supplement when issued and paid for will be, fully paid and non-assessable.

     Dividends. Dividends on the Common Stock will be paid if, when and as determined by the Board of Directors of the Company out of funds legally available for this purpose. The Company's working capital credit facility limits the payment of dividends on its Common Stock.

     Voting Rights. Holders of Common Stock are entitled to one vote for each share held by them on all matters presented to shareholders.

     Liquidation Rights. After satisfaction of the preferential liquidation rights of any Preferred Stock, the holders of the Common Stock are entitled to share, ratably, in the distribution of all remaining net assets.

     Preemptive and Other Rights. The holders of Common Stock do not have preemptive rights as to additional issues of Common Stock or conversion rights. The shares of Common Stock are not subject to redemption or to any further calls or assessments and are not entitled to the benefit of any sinking fund provisions. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holder of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

     The Certificate of Incorporation authorizes the Board of Directors to issue from time to time up to 1,000,000 shares of Preferred Stock, in one or more series, and with such voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as may be fixed from time to time by the Board of Directors for each series. No shares of Preferred Stock have been issued.

STOCKHOLDERS RIGHTS PLAN

     The Company's Board of Directors enacted a stockholder rights plan (the 'Rights Plan') designed to protect the interests of the Company's stockholders in the event of a potential takeover the terms of which are not approved by the Board of Directors as being in the best interests of the Company and its stockholders. Pursuant to the Rights Plan, on March 3, 1997 the Board declared a dividend of one preferred share purchase right (a 'Right') for each outstanding share of Common Stock. The dividend was paid on March 14, 1997 to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.10 per share (the 'Preferred Stock') of the Company at a price of $70 per one one-thousandth of a share of Preferred Stock, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of March 3, 1997, as the same may be amended from time to time, between the Company and The Bank of New York, as Rights Agent.

     Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 1000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to received 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     In the event that any person or group of affiliated persons acquires beneficial ownership of 15% or more of the Company's outstanding Common Stock (an 'Acquiring Person'), each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right at the then current exercise price of the Right, that number of shares of Common Stock having a market value of two times the exercise price of the Right.

     In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock or the occurrence of an event described in the prior paragraph, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the 'Redemption Price'). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights in any manner that does not adversely affect the interests of holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                            DESCRIPTION OF WARRANTS

     EMCOR may issue Warrants, including Warrants to purchase Common Stock or Preferred Stock and Warrants to purchase Debt Securities. Warrants may be issued independently of or together with any other Securities and may be attached to or separate from such Securities. Each series of Warrants will be issued under a separate Warrant Agreement (each a 'Warrant Agreement') to be entered into between EMCOR and a Warrant Agent ('Warrant Agent'). The Warrant Agent will act solely as an agent of EMCOR in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the following terms, where applicable, of the Warrants in respect of which this Prospectus is being delivered: (i) the title of such Warrants; (ii) the aggregate number of such Warrants; (iii) the price or prices at which such Warrants will be issued; (iv) the designation, aggregate principal amount and terms of the securities purchasable upon exercise of such Warrants; (v) the designation and terms of the Securities with which such Warrants are issued and the number of such Warrants issued with each such security; (vi) if applicable, the date on and after which such Warrants and the related securities will be separately transferable; (vii) the price at which the securities purchasable upon exercise of such Warrants may be purchased; (viii) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (ix) the minimum or maximum amount of such Warrants which may be exercised at any one time; (x) information with respect to book-entry procedures, if any; (xi) a discussion of certain Federal income tax considerations; and (xii) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

                              PLAN OF DISTRIBUTION

     EMCOR may sell the Securities to or through underwriters or dealers, and also may sell the Securities directly to one or more other purchasers or through agents. The applicable Prospectus Supplement will set forth the names of any underwriters or agents involved in the sale of the Offered Securities and any applicable commissions or discounts.

     Underwriters, dealers or agents may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of the Securities, underwriters or agents may be deemed to have received compensation from EMCOR in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters or agents may sell the Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

     The Securities (other than the Common Stock), when first issued, will have no established trading market. Any underwriters or agents to or through whom Securities are sold by EMCOR for public offering and sale may make a market in such Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Securities.

     Any underwriters, dealers or agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers or agents may be entitled, under agreements entered into with EMCOR, to indemnification against or contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the Prospectus Supplement, EMCOR will authorize underwriters or other persons acting as its agents to solicit offers by certain institutions to purchase Securities from it pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Securities will be passed upon for EMCOR by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP and Deloitte & Touche LLP, independent public accountants, and are included herein in reliance upon the authority of said firms as experts in giving said reports.

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     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                               ------------------
                               TABLE OF CONTENTS

                                                   PAGE
PROSPECTUS SUPPLEMENT
Prospectus Summary............................     S-3
Use of Proceeds...............................    S-10
Ratio of Earnings to Fixed Charges............    S-10
Price Range of Common Stock and Dividend
  Policy......................................    S-11
Capitalization................................    S-12
Summary Financial Data........................    S-13
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..................................    S-15
Business......................................    S-18
Management....................................    S-31
Ownership of Common Stock.....................    S-33
Description of Notes..........................    S-35
Description of Capital Stock..................    S-45
Certain United States Federal Income Tax
  Consequences................................    S-47
Underwriting..................................    S-53
Legal Matters.................................    S-54
Experts.......................................    S-54
Index to Financial Statements and Schedules...     F-1
PROSPECTUS
Available Information.........................       2
Incorporation of Certain Documents by
  Reference...................................       2
The Company...................................       3
Risk Factors..................................       4
Use of Proceeds...............................       7
Ratios of Earnings to Fixed Charges and
  Earnings to Combined Fixed Charges and
  Preferred Dividends ........................       7
Description of Debt Securities................       8
Description of Capital Stock..................      16
Description of Warrants.......................      18
Plan of Distribution..........................      19

Legal Matters.................................      19
Experts.......................................      19

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                                  $100,000,000

                                    [LOGO]

                               EMCOR GROUP, INC.

                        5 3/4% CONVERTIBLE SUBORDINATED
                                 NOTES DUE 2005
                            ------------------------
                             PROSPECTUS SUPPLEMENT
                                 AND PROSPECTUS
                            ------------------------
                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                                 MARCH 12, 1998

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